Exhibit 99.2

CONFORMED COPY

US$4,500,000,000

SENIOR UNSECURED REVOLVING

CREDIT AGREEMENT

dated as of

November 16, 2015

among

TEVA PHARMACEUTICAL INDUSTRIES LIMITED,

TEVA PHARMACEUTICALS USA, INC.,

TEVA CAPITAL SERVICES SWITZERLAND GMBH,

TEVA FINANCE SERVICES B.V.,

TEVA FINANCE SERVICES II B.V.

and

TEVA PHARMACEUTICAL FINANCE NETHERLANDS III B.V.

as Borrowers,

THE LENDERS PARTY HERETO FROM TIME TO TIME,

and

CITIBANK, N.A.,

as Administrative Agent

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED, BARCLAYS BANK PLC, BNP PARIBAS, CITIBANK, N.A., LONDON BRANCH, CREDIT SUISSE SECURITIES (USA) LLC, HSBC BANK PLC, MIZUHO BANK, LTD., MORGAN STANLEY SENIOR FUNDING, INC., RBC CAPITAL MARKETS AND SUMITOMO MITSUI BANKING CORPORATION,

as Bookrunners & Mandated Lead Arrangers,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH, BANK OF CHINA (LUXEMBOURG) S.A., COMMERZBANK AG, NEW YORK BRANCH, INTESA SANPAOLO S.P.A., LLOYDS BANK PLC, PNC BANK, NATIONAL ASSOCIATION, THE TORONTO-DOMINION BANK, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., THE BANK OF NOVA SCOTIA AND SCOTIABANK EUROPE PLC,
as Mandated Lead Arrangers,

and

CRÉDIT INDUSTRIEL ET COMMERCIAL, LONDON BRANCH AND CRÉDIT INDUSTRIEL ET COMMERCIAL, NEW YORK BRANCH,

as Lead Arrangers

White & Case LLP

5 Old Broad Street

London EC2N 1DW

i

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SCHEDULES and ANNEXES:

Annex I	-	Rate Table

Schedule 1	-	Parent Disclosure Schedule
Schedule 2.01	-	Commitments
Schedule 3.18	-	Stamp Taxes
Schedule 6.03	-	Existing Liens
Schedule 11.22	-	Swiss Qualifying Banks or Swiss Non-Qualifying Banks

EXHIBITS:

Exhibit A	-	Form of Assignment and Assumption
Exhibit B	-	Form of Borrowing Request
Exhibit C	-	Form of Interest Election Request
Exhibit D	-	Form of Compliance Certificate
Exhibit E	-	Form of Revolving Note
Exhibit F	-	Form of Swingline Note
Exhibit G	-	Form of Solvency Certificate
Exhibit H	-	Form of LC Request
Exhibit I	-	Form of Borrower Accession Notice

iii

SENIOR UNSECURED REVOLVING CREDIT AGREEMENT

This Senior Unsecured Revolving Credit Agreement (this “Agreement” or “Credit Agreement”), dated as of November 16, 2015 is among TEVA PHARMACEUTICAL INDUSTRIES LIMITED, an Israeli company registered under no 52-0013-954, the registered address of which is at Har Hozvim, Jerusalem, ISRAEL (the “Company” or “Parent”), TEVA PHARMACEUTICALS USA, INC., a Delaware corporation, the principal office of which is at 1090 Horsham Road, North Wales, Pennsylvania, United States of America (“Teva USA” or the “US Borrower”), TEVA PHARMACEUTICAL FINANCE NETHERLANDS III B.V., a besloten vennootschap incorporated under the laws of the Netherlands, with its official seat (statutaire zetel) in Amsterdam, the Netherlands and the registered address of which is Piet Heinkade 107, 1019GM Amsterdam, registered with the Dutch trade register under number 855546876 (the “Dutch Borrower”), TEVA FINANCE SERVICES B.V., a Curaçao company registered under no. 105859 (0), the registered address of which is at Schout Bij Nacht Doormanweg 40, Curaçao (“Teva Curaçao I”), TEVA FINANCE SERVICES II B.V., a Curaçao company registered under no. 119570 (0), the registered address of which is at Schout Bij Nacht Doormanweg 40, Curaçao (“Teva Curaçao II”), TEVA CAPITAL SERVICES SWITZERLAND GMBH, a company organized under the laws of Switzerland, registered under number CHE-113.868.008 (the “Swiss Borrower”), the Additional Borrowers party hereto from time to time, CITIBANK, N.A., (the “Administrative Agent”), and the Lenders (as defined below).

The parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan, refers to a Loan which bears interest at a rate determined by reference to the Alternate Base Rate.

“Acquired Business” means the generic products business and over-the-counter (non-prescription) business of the Seller and its affiliates as further described in the Acquisition Agreement.

“Acquisition” means the acquisition of the Acquired Business in accordance with the terms of the Acquisition Agreement.

“Acquisition Agreement” means the master purchase agreement dated July 26, 2015 between the Parent and the Seller (including the Exhibits and Schedules thereto) as it may be modified, supplemented or amended.

“Acquisition Closing Conditions” means the conditions set forth in Section 4.03.

“Acquisition Closing Event” has the meaning set forth in Section 4.03.

“Acquisition Closing Outside Date” means the date that is the earliest of (i) 12 months from the date the DCM Bridge Facility was signed, (ii) October 31, 2016 (or, if the Marketing Period (as defined in the Acquisition Agreement as in effect on July 31, 2015) has commenced prior thereto, the end of the Marketing Period if after October 31, 2016) and (iii) any termination of the Acquisition Agreement in accordance with its terms.

“Acquisition Financing Arrangement” means any financing arrangement, whether securities or loans, under which the net proceeds are required to be used to finance all or part of the consideration payable for the Acquisition and which simultaneously reduce amounts available under the Bridge Financings (which may or may not be subject to an escrow arrangement).

“Acquisition Transactions” means (without duplication) the Equity Bridge Financing Arrangements, the Debt Financing Arrangements, the issuance or incurrence of any debt or equity (or hybrid security) financing of the Parent to refinance or replace any portion of the foregoing, the consummation of the Acquisition (including the payment of the consideration in respect thereof), the refinancing of certain Indebtedness of the Target Group to the extent the Cash Consideration (as defined in the Acquisition Agreement) is reduced by such amount or such amount is not material (and provided such Indebtedness is identified in the document delivered pursuant to Section 4.03(e)(i)) and the payment of fees and expenses related to the foregoing.

“Additional Borrower” means any wholly-owned Subsidiary that becomes a Borrower under this Agreement in accordance with Section 10.01.

“Administrative Agent” has the meaning specified in the preamble hereto.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent’s Group” has the meaning specified in Section 8.02(b).

“Aggregate Commitments” means the aggregate amount of all of the Lenders’ Commitments.

“Agreement” has the meaning specified in the preamble hereto.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) the LIBO Rate for a one-month Interest Period on such day plus 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the one-month LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the one-month LIBO Rate, respectively.

“Alternate Currency Loans” means Loans denominated in Euros.

“Anti-Corruption Laws” means each of the United States Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010, each as amended and including all regulations thereunder, and all other similar anti-corruption regulations or legislation in other jurisdictions applicable to the Parent or its Subsidiaries.

“Anti-Money Laundering Laws” means all applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, which in each case are issued, administered or enforced by any Governmental Authority in any jurisdiction applicable to the Parent or its Subsidiaries, including, without limitation, the Act (as defined in Section 11.17).

“Applicable Commitment Fee” means, for any day with respect to the undrawn Commitment, the percentages per annum specified in the Rate Table in Annex I hereto in the “Applicable Commitment Fee” row based on the then applicable Rating.

“Applicable Margin” means, with respect to each Type of Loan, for any day with respect to any Loan of such applicable Type, the percentages per annum specified in the Rate Table in Annex I hereto in the applicable “Applicable Margin” row for such Type based on the then applicable Rating.

“Applicable Percentage” means, with respect to any Lender, the percentage of the total Aggregate Commitments of all Lenders represented by such Lender’s Commitments. If the Aggregate Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments.

“Approved Currency” means each of dollars and Euro.

“Approved Electronic Communications” means each Communication that the Parent is obligated to, or otherwise chooses to, provide to the Administrative Agent pursuant to any Loan Document or the transactions contemplated therein, including any financial statement, financial and other report, notice, request, certificate and other information material; provided, however, that, solely with respect to delivery of any such Communication by the Parent to the Administrative Agent and without limiting or otherwise affecting either the Administrative Agent’s right to effect delivery of such Communication by posting such Communication to the Approved Electronic Platform or the protections afforded hereby to the Administrative Agent in connection with any such posting, “Approved Electronic Communication” shall exclude (i) any notice of borrowing, notice of continuation, and any other notice, demand, communication, information, document and other material relating to a request for a new Loan, (ii) any notice pursuant to Section 2.08 and any other notice relating to the payment of any principal or other amount due under any Loan Document prior to the scheduled date therefor, (iii) all notices of any Event of Default and (iv) any notice, demand, communication, information, document and other material required to be delivered to satisfy any of the conditions set forth in Article IV or any other condition to any Loan or other extension of credit hereunder or any condition precedent to the effectiveness of this Agreement.

“Approved Electronic Platform” has the meaning specified in Section 11.02.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger Party” means each of the Bookrunners & Mandated Lead Arrangers, Mandated Lead Arrangers and Lead Arrangers.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.05), and accepted by the Administrative Agent, substantially in the form of Exhibit A or any other form approved by the Administrative Agent and the Parent.

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of seven calendar days (or if not a Business Day, the immediately preceding Business Day) prior to the Maturity Date and the date of termination of the Revolving Commitments, provided that prior to the Acquisition Closing Event, the maximum aggregate amount of Credit Exposure outstanding under this Agreement shall not exceed US$3,000,000,000 (notwithstanding the aggregate Revolving Commitments at such time).

“Bankruptcy Law” has the meaning set forth in Section 7.01(g).

“Basel III” means “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems”, “Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring” and “Guidance for National Authorities Operating the Countercyclical Capital Buffer” published by the Basel Committee on 16 December 2010, each as amended, supplemental or restated, the “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated, and any other finalised form of further guidance, directives or standards published by the Basel Committee or other relevant committee, agency, authority or central bank that addresses such proposals.

“Basel Committee” means the Basel Committee on Banking Supervision.

“Bookrunners & Mandated Lead Arrangers” has the meaning set forth on the cover hereof.

“Borrower” or “Borrowers” means each or any of the Parent and each Subsidiary Borrower.

“Borrowing Request” means a request by a Borrower for a Loan in accordance with Section 2.03, and being in the form of attached Exhibit B or any other form approved by the Administrative Agent.

“Bridge Financing” means the bridge financing arrangements with respect to the Acquisition of (i) up to US$27,000,000,000 in loans under the DCM Bridge Facility and (ii) up to US$6,750,000,000 in loans under an equity bridge loan credit facility pursuant to a commitment letter in respect thereof dated 31 July 2015 and/or definitive documentation with respect to the same.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, Amsterdam, Zurich (only to the extent relating to a matter involving the Swiss Borrower) or London are authorized or required by law to remain closed; provided that, if such day relates to any interest rate settings as to any Alternate Currency Loan, any fundings, disbursements, settlements and payments in Euro in respect of any Alternate Currency Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any Alternate Currency Loan, the term “Business Day” shall also exclude any day on which TARGET is not operating or open for the settlement of payments in Euro (as determined by the Administrative Agent); and provided, further, that, if such day relates to any date to fund a Loan and, at such time that any Lender is based in or is funding from a lending office in France or Luxembourg, the term “Business Day” shall also exclude any day on which commercial banks in Paris or Luxembourg (as applicable) are authorized or required by law to remain closed.

“Cash Acquisition Consideration” means all or a portion of the cash consideration paid as part of the Acquisition.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, adoption or application thereof by any Governmental Authority or (c) the making or issuance of, and compliance by the relevant Lender with, any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority. Notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act, and all requests, rules, guidelines, requirements and directives promulgated thereunder or issued in connection therewith, and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, are deemed to have been introduced or adopted after the date hereof, regardless of the date enacted, adopted, issued or implemented.

“Change of Control” shall be deemed to occur upon the occurrence of any one or more of the following:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) shall become, or obtain rights (whether by means of warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of 35% or more of the voting power or economic interests of the Parent,

(b) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Parent ceases to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body, or

(c) the Parent shall cease to directly or indirectly beneficially own and control 100% of the equity interests in any one or more of the Subsidiary Borrowers (provided that, for the avoidance of doubt, the provisions of this clause (c) shall not apply to any Subsidiary Borrower that has been or will contemporaneously be released as a Borrower in accordance with Section 10.02).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commitment” means, with respect to each Lender, such Lender’s Revolving Commitment (which shall include such Lender’s commitment with respect to Swingline Loans, if any).

“Commitment Fees” has the meaning specified in Section 2.09(a).

“Communications” means each notice, demand, communication, information, document and other material provided for hereunder or under any other Loan Document or otherwise transmitted between the parties hereto relating to this Agreement, the other Loan Documents, or the transactions contemplated by this Agreement or the other Loan Documents.

“Company” has the meaning specified in the preamble hereto.

“Consolidated Cash and Cash Equivalents” means (without duplication), with respect to any Person, the:

(a) cash on hand or on deposit with any bank of such Person; plus

(b) all other assets held by such Person that should be classified as “cash equivalents” in accordance with GAAP,

included in the cash and cash equivalents accounts listed on the consolidated balance sheet of the Parent and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (excluding any such cash or cash equivalents subject to an Encumbrance, other than non-consensual Permitted Encumbrances); plus

(c) any cash or cash equivalents held by the Parent and its Subsidiaries which are proceeds from any Acquisition Financing Arrangement and which would otherwise not be included in the definition of Consolidated Cash and Cash Equivalents.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender’s Revolving Loans, at such time, expressed as the Dollar Equivalent of any Loan denominated in Euro, and its LC Exposure and Swingline Exposure at such time.

“Credit Extension” means, as the context may require, (i) the making of a Loan by a Lender or (ii) the issuance of any Letter of Credit, or the extension, amendment or renewal of any existing Letter of Credit, by an Issuing Bank or (iii) the occurrence of the Acquisition Closing Event (provided all the conditions in relation thereto have been satisfied or waived, including the delivery of the Parent Acquisition Closing Confirmation).

“Creditworthy Entity” has the meaning set forth in Section 11.05(b).

“Curaçao Borrowers” means collectively Teva Curaçao I and Teva Curaçao II.

“DCM Bridge Facility” means the bridge loan credit agreement between and among et al the Parent, the borrowers party thereto, Citibank, N.A. as Administrative Agent and the lenders thereunder dated September 25, 2015 (as amended from time to time).

“Debt Financing Arrangements” means up to US$27,000,000,000 in debt financing (excluding any amounts drawn under this Agreement) to fund a portion of the Acquisition and the related Transactions.

“Debtor Relief Laws” means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition which constitutes an Event of Default or which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Loan Documents or any combination of any of the foregoing), unless cured or waived, become an Event of Default.

“Defaulting Lender” means, subject to Section 2.20(e), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the applicable Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable failure, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including with respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the applicable Borrower or the Administrative Agent or any Issuing Bank or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable failure, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the applicable Borrower, to confirm in writing to the Administrative Agent and the applicable Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the applicable Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.20(e)) upon delivery of written notice of such determination to the applicable Borrower, any Issuing Bank, the Swingline Lender and each Lender.

“Determination Date” means, with respect to any Letter of Credit, (i) the most recent date upon which one of the following shall have occurred: (x) the date of issuance of such Letter of Credit, (y) the date on which any Issuing Bank was or is, as applicable, required to deliver a notice of non-renewal with respect to such Letter of Credit, and (z) the first Business Day of each month, commencing on the first Business Day following the issuance of such Letter of Credit; and (ii) such other date determined by the Administrative Agent in its sole discretion.

“Dollar Equivalent” means (i) with respect to all matters other than any Letter of Credit, (x) with respect to any amount denominated in Dollars, such amount and (y) with respect to any amount denominated in Euro, the amount converted into Dollars using the 12:00 p.m. New York City quoted spot rate appearing at http://www.oanda.com/currency/converter for Euro on such day or, if such day is not a Business Day, on the immediately preceding Business Day and (ii) with respect to the Letters of Credit issued (x) in Dollars, such amount on any Determination Date and (y) in Euro, the amount converted into Dollars using the 12:00 p.m. New York City quoted spot rate appearing at http://www.oanda.com/currency/converter for Euro on such Determination Date or, if such day is not a Business Day, on the immediately preceding Business Day; provided that, to the extent that a spot rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Dollar Equivalent” shall be the rate at which the Administrative Agent offers, in accordance with normal banking industry practice, to exchange Dollars or Euro for Euro or Dollars, as the case may be, in New York City prior to 12:00 p.m., New York City time, on such date.

“Dollar Loans” means Loans denominated in dollars.

“Dollars,” “dollars,” “$” or “US$” refers to lawful money of the United States of America.

“Dutch Attorney-in-Fact” shall have the meaning assigned to such term in Section 11.24.

“Dutch Borrower” shall have the meaning assigned to such term in the preamble hereto, together with its permitted successors and assigns.

“Dutch Insolvency Event” means any bankruptcy (faillissement), suspension of payments ((voorlopige) surseance van betaling), administration (onderbewindstelling), dissolution (ontbinding), the Dutch Borrower having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990).

“EBITDA” means, for any Test Period, the consolidated income before income taxes of the Parent and its Subsidiaries for such Test Period, determined on a consolidated basis in accordance with GAAP:

(a) adding thereto (without duplication) the income before income taxes of any Subsidiary or business or assets acquired during that Test Period for the part of that Test Period when it is not a Subsidiary and/or the business or assets were not owned by the Parent or its Subsidiaries, but

(b) excluding the income before income taxes attributable to any Subsidiary or to any business or assets sold during the Test Period,

(c) all as adjusted by the following to the extent they occur during the Test Period (without duplication):

(i) adding back Net Interest Payable;

(ii) excluding from such income before taxes any extraordinary, unusual or non-recurring expense or loss (including any extraordinary litigation or claim settlement charges or expenses) or gain (together with the tax consequences of such expense or loss or gain, as the case may be), recorded or recognized by the Parent or any Subsidiary during such Test Period;

(iii) excluding any amount attributed to minority interests to the extent reflected in income before income taxes;

(iv) adding back depreciation and amortization expenses;

(v) adding back any non-cash restructuring and non-cash integration costs incurred in respect of restructurings, plant closings, headcount reductions, cost reductions or any other similar action (including, without limitation, with respect to any acquisition) and any other non-cash charges and expenses of the Parent or its Subsidiaries reducing such consolidated income (including, without limitation, compensation expenses realized for the grants of performance shares, stock options, stock purchase rights or other rights to officers, directors and employees of the Parent or any Subsidiary) (but excluding any non-cash charge, expense or loss that results in an accrual of a reserve for cash charges in any future period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts or inventory);

(vi) adding back any write-off of deferred financing costs in connection with the prepayment or repurchase of Indebtedness prior to the maturity thereof);

(vii) adding back any fees, costs and expenses incurred by the Parent or any Subsidiary in connection with the making of any acquisition (including, without limitation, any severance or restructuring costs or expenses, whether or not payable in cash, related to such acquisition), the incurrence of Indebtedness or the issuance of capital stock, whether or not the applicable transaction is consummated;

(viii) adding back any fees, costs and expenses in connection with the negotiation, execution and/or original syndication of this Agreement;

(ix) adding back any acquisition related costs, restructuring reserves, adjustments to acquired contingent liabilities and assets, adjustments made for earn-outs and other forms of contingent consideration and adjustments made to acquisition related deferred tax asset and income tax reserves incurred by the Parent or its Subsidiaries in connection with the acquisition of, merger, amalgamation or consolidation with, any Person expensed in computing such consolidated net income to the extent the same would have been capitalized prior to the adoption of Statement of Financial Accounting Standards No. 141R, Business Combinations; and

(x) taking no account of any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset (otherwise than in the ordinary course of trading) by the Parent or a Subsidiary during the Test Period, and

(d) subtracting from such consolidated income before income taxes the aggregate amount of all non-cash items increasing such consolidated income before income taxes (other than accrual of revenue or recording of receivables in the ordinary course of business) for such Test Period.

For purposes of this definition, a gain, expense or loss shall only be deemed as being “extraordinary,” “unusual” or “non-recurring” if either (x) it is classified (in accordance with GAAP) as “extraordinary” or “unusual” on the face of the annual or quarterly consolidated financial statements of the Parent or (y) (i) it is a gain, expense or loss realized during the Test Period that in the good faith judgment of senior management of the Parent is not reasonably likely to recur within the two years following such period and (ii) there has not been another gain, expense or loss identical or similar to such gain, expense or loss realized within the preceding two years.

With respect to any period during which an acquisition or asset sale has occurred (each, a “Subject Transaction”), for purposes of determining the Interest Cover Ratio and the Total Consolidated Net Debt to EBITDA ratio, without duplication of clauses (a) and (b) above, EBITDA shall be calculated with respect to such period on a pro forma basis using the historical audited financial statements of any business so acquired (as if such acquisition had been effected on the first day of such Test Period) or sold (as if such sale had been effected immediately prior to the beginning of such Test Period).

“Effective Date” means the first Business Day on which the conditions precedent of Section 4.01 are each satisfied in full or waived.

“Eligible Assignee” means any Person to whom a Loan, Commitment and other rights and obligations under this Agreement may be assigned in accordance with Section 11.05(b).

“Embargoed Person” shall mean any party that (i) is publicly identified on the most current list of “Specially Designated Nationals and Blocked Persons” or the “Sectoral Sanctions Identifications List” and the “List of Foreign Sanctions Evaders” issued by OFAC or a similar list issued by the United Nations Security Council, the European Union, Her Majesty’s Treasury or the Foreign and Commonwealth Office of the United Kingdom or any other relevant sanctions authority, or is owned or controlled by or acting on behalf of such a party, or resides or is located in, is organized or chartered, or has a place of business in a country or territory subject to sanctions or embargo programs of such sanctions authorities (currently the Crimea region, Cuba, Iran, North Korea, Sudan and Syria) or is owned or controlled by or acting on behalf of such a party or (ii) is publicly identified as prohibited from doing business with the United States under any Sanctions, the International Emergency Economic Powers Act, the Trading With the Enemy Act, or any other requirement of law.

“EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Encumbrance” means mortgage, charge, pledge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement or any other security agreement or arrangement having a similar effect.

“Environmental Law” means any statutory or common law, treaty, convention, directive or regulation having legal or judicial effect whether of a criminal or civil nature, concerning the environment, the preservation or reclamation of natural resources, or the management, release or threatened release of any Hazardous Materials or to health and safety matters.

“Equity Bridge Financing Arrangements” means up to US$6,750,000,000 in loans under an equity bridge loan credit facility pursuant to the commitment letter relating thereto dated July 31, 2015 and/or definitive documentation with respect to the same.

“ERISA” means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived by regulation); (b) with respect to a Plan, the failure to satisfy the minimum funding standard of Section 412 of the Code and Section 302 of ERISA, whether or not waived; (c) the failure to make by its due date a required installment under Section 430(j) of the Code, as amended by the Pension Protection Act of 2006, with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (e) the incurrence by the Parent or any Subsidiary or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (f) the receipt by the Parent, any Subsidiary or any of their ERISA Affiliates from the Pension Benefit Guaranty Corporation (or any successor entity performing similar functions) or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (g) the incurrence by any of the Parent, any of its Subsidiaries or any of their ERISA Affiliates of any liability with respect to the withdrawal from any Plan or Multiemployer Plan; (h) the receipt by any of the Parent, any of its Subsidiaries or their ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (i) the “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA with respect to a Plan; (j) the making of any amendment to any Plan which could result in the imposition of a lien or the posting of a bond or other security or the conditions for imposition of a lien under Section 302(f) of ERISA shall have been met with respect to any Plan; (k) the occurrence of a non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to any of the Parent or any of its Subsidiaries; and (l) any event similar to any event described in (a) through (k) above but with respect to a Non-US Plan.

“EURIBO Rate” means, for any Interest Period with respect to any Eurocurrency Loan denominated in Euro, (i) the rate per annum equal to the offered rate which appears on the page of the Thomson Reuters Screen which displays the Euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for Euro deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m., Brussels time, two Target Days prior to the commencement of such Interest Period, (the “EURIBO Rate Quotation Day”) or (ii) if the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays the Euro interbank offered rate for Euro deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m., London time on the EURIBO Rate Quotation Day, provided that if a EURIBO Rate is quoted under either of the preceding clauses (i) or (ii), but there is no such quotation for the Interest Period elected, the EURIBO Rate shall be equal to the Interpolated Rate for Euro; provided however that at no point shall the EURIBO Rate for the purposes of this Agreement be less than zero.

“Euro,” “euro” or “€” means the single currency of the member states of the European Communities that adopt or have adopted the euro as their lawful currency in accordance with the legislation of the European Union relating to European Monetary Union.

“Euro Equivalent” means, as to any amount denominated in dollars as of any date of determination, the amount of Euro that could be purchased with such amount of dollars based upon the rate at which the Administrative Agent offers to sell Euro for dollars in the London foreign exchange market at approximately 11:00 a.m., London time, on such date for delivery two (2) Business Days later.

“Eurocurrency”, when used in reference to any Loan, refers to a Loan which bears interest at a rate determined by reference to the LIBO Rate or the EURIBO Rate, as applicable.

“Eurocurrency Rate” means the LIBO Rate or the EURIBO Rate, as applicable.

“Event of Default” has the meaning assigned to such term in Article VII.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any Issuing Bank, or other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, by any state (including any locality or subdivision thereof) or the District of Columbia or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America, any state thereof or the District of Columbia or any similar tax imposed by any other jurisdiction in which the Administrative Agent, such Lender or Issuing Bank or such other recipient is located, (c) in the case of a Lender or Issuing Bank (other than an assignee pursuant to a request by a Borrower under Section 2.17(b)), any withholding tax that is attributable to such Lender or Issuing Bank’s failure to comply with Section 2.15(f), except to the extent that such Lender (or its assignor, if any) or Issuing Bank was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from any Borrower with respect to such withholding tax pursuant to Section 2.15(a), and (d) any U.S. withholding Taxes imposed under FATCA.

“Executive Order” means the United States Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism.

“Existing JPY Loans” means (a) the Senior Unsecured Japanese Yen Term Loan Agreement among et al. the Parent, Teva Holdings K.K. and Mizuho Bank, Ltd., as administrative agent, dated December 17, 2013 and/or (b) the Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated among et al. the Parent, Teva Holdings G.K. and Sumitomo Mitsui Banking Corporation, as administrative agent, dated March 28, 2012 (in each case as the same may be amended from time to time).

“Existing Revolving Credit Facility” means the Company’s existing Senior Unsecured Revolving Credit Agreement among et al. the Parent and Citibank, N.A., as administrative agent, dated December 18, 2012 (as amended from time to time).

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and any intergovernmental agreements to implement such provisions of the Code.

“Federal Funds Effective Rate” means, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it. Notwithstanding the foregoing, if the Federal Funds Effective Rate, determined as provided above, would otherwise be less than zero, then the Federal Funds Effective Rate shall be deemed to be zero for all purposes.

“Fee Letters” means the administrative agency fee letter agreement relating to this Agreement among the Parent and the Administrative Agent, as the same may be amended from time to time, the Up Front Fees Letter and any other document designated as a “Fee Letter” by the Parent and the Administration Agent, as the same may be amended from time to time.

“Financial Officer” means with respect to any Loan Party, the chief financial officer, principal accounting officer, treasurer or controller of such Loan Party.

“Financing Arrangement” means with respect to the Parent and its Subsidiaries the (i) sale, transfer or other disposition of any of the assets or property owned by the Parent or its Subsidiaries on terms whereby they are leased or re-acquired by the Parent or its Subsidiaries, (ii) sale, transfer or other disposition of any of its receivables on recourse terms, (iii) entering into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts, or (iv) entering into any other preferential arrangement having a similar effect, in each case in circumstances where the arrangement or transaction is entered into primarily as a method of raising Indebtedness or of financing or refinancing all or part of the acquisition of assets or property or the cost of installation, construction or improvement thereof, in each case which results in an Encumbrance on such assets or property.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the applicable Borrower is resident for tax purposes. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Funding Date” means the applicable day as of or following the Effective Date when a Credit Extension occurs.

“GAAP” means generally accepted accounting principles in the United States of America. Subject to the provisions of Section 6.02(b), the Borrower may elect to apply International Financial Reporting Standards (“IFRS”) accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Agreement); provided that any calculation or determination in this Agreement that requires the application of GAAP for periods that include fiscal quarters ended prior to the Borrower’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP (subject to Section 6.02(b)). The Borrower shall give prompt notice of any such election made in accordance with this definition to the Administrative Agent and the Lenders.

“Governmental Authority” means the government of the United States of America or Israel or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body (including self-regulatory body), court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Group” means the Parent and its Subsidiaries.

“Guarantor” means the Parent.

“Guaranty” means the Guaranty issued by the Parent pursuant to Article IX hereof.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature, in each case regulated pursuant to any Environmental Law.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” of a Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed (provided that the amount of such Indebtedness shall be the lesser of (x) the fair market value of such property at such date of determination (as determined in good faith by the Borrower) and (y) the aggregate principal amount of such Indebtedness of such other Person), (g) all guarantees by such Person of Indebtedness of others, (h) all capital lease obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, and (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances.

The indebtedness of any Person shall include the indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except (other than in the case of general partner liability) to the extent that terms of such indebtedness expressly provide that such Person is not liable therefor, provided however, that Indebtedness of any Person shall not include (A) trade payables; (B) any contingent obligations incurred in connection with letters of credit, letters of guaranty or similar instruments obtained or created in the ordinary course of business to support obligations of such Person that do not constitute Indebtedness; or (C) endorsements of checks, bills of exchange and other instruments for deposit or collection in the ordinary course of business.

“Indemnified Taxes” means Taxes (other than Excluded Taxes) imposed on or with respect to any payment made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document.

“Interest Cover Ratio” means, with respect to any Test Period, the ratio of (i) EBITDA for such Test Period to (ii) Net Interest Payable during such Test Period.

“Interest Election Request” means a request by a Borrower to continue a Loan in accordance with Section 2.05, and being in the form of attached Exhibit C or such other form approved by the Administrative Agent and the Parent.

“Interest Payable” means all interest, acceptance commission and any other continuing, regular or periodic costs and expenses in the nature of interest and amortization of debt discount (whether paid, payable or capitalized), incurred by the Parent and its consolidated Subsidiaries in effecting, servicing or maintaining Total Consolidated Debt (excluding, prior to the Longstop Date, any Indebtedness incurred under an Acquisition Financing Arrangement but including, for the avoidance of doubt, such Indebtedness for the entirety of any relevant Test Period ending after the Longstop Date but only with respect to Indebtedness under an Acquisition Financing Arrangement that remains outstanding after the Longstop Date) during a Test Period but excluding exchange differentials; provided, that, with respect to any period during which a Subject Transaction has occurred, for purposes of determining the Interest Cover Ratio, Interest Payable shall be calculated with respect to such period on a pro forma basis using the consolidated financial statements of the Parent and its Subsidiaries which shall be reformulated as if such Subject Transaction, and any Indebtedness incurred or repaid in connection therewith, had been consummated or incurred or repaid at the beginning of such period.

“Interest Payment Date” means (a) with respect to any ABR Loan (including any Swingline Loan), the last day of each March, June, September and December, and (b) with respect to any Eurocurrency Loan, the last day of the Interest Period applicable to any such Eurocurrency Loan.

“Interest Period” means, with respect to any Eurocurrency Loan, the period commencing on the date of such Loan and ending on the numerically corresponding day in the calendar month that is one week, or one, two, three or six months thereafter, as the applicable Borrower may elect (except that in any calendar year, not more than 5 Eurocurrency Loans may have Interest Periods of one week (so that in total there are not more than 5 one-week Interest Periods in any calendar year) (provided that to the extent that in any calendar year the Borrowers do not elect to utilize all 5 such one-week Interest Periods available for such calendar year, the Borrowers may utilize such unused one-week Interest Periods in subsequent calendar years (a “carryover”), provided that notwithstanding any such carryover, in no calendar year may there be more than 10 Eurocurrency Loans having Interest Periods of one week (so that in total there are not more than 10 one-week Interest Periods in any calendar year)), unless otherwise agreed in writing by all Lenders); provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the immediately preceding Business Day and (ii) any Interest Period pertaining to a Loan that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes of this definition, the date of a Loan initially shall be the date on which such Loan is made and thereafter shall be the effective date of the most recent continuation or conversion of such Loan.

“Interest Receivable” means, in respect of any Test Period, interest and amounts in the nature of interest received during that period by the Parent and its consolidated Subsidiaries, calculated on a pro forma basis (as set forth in the proviso of the definition of Interest Payable) to the extent a Subject Transaction occurred during such Test Period.

“Interpolated Rate” means, in relation to the LIBO Rate or the EURIBO Rate, as applicable, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) which results from interpolating on a linear basis between:

(i) the applicable LIBO Rate for Dollars, or EURIBO Rate for Euros, as applicable, for the longest period (for which that LIBO Rate for Dollars, or EURIBO Rate for Euros, as applicable, for such currency is available) which is less than the Interest Period of that Loan; and

(ii) the applicable LIBO Rate for Dollars, or EURIBO Rate for Euros, as applicable, for such currency for the shortest period (for which that LIBO Rate for Dollars, or EURIBO Rate for Euros, as applicable, for such currency is available) which exceeds the Interest Period of that Loan, each as of approximately 11:00 a.m., London time two Business Days prior to the commencement of such Interest Period of that Loan. When determining the rate for a period which is less than the shortest period for which the LIBO Rate for Dollars, or EURIBO Rate for Euros, as applicable, is available, the applicable LIBO Rate for Dollars, or EURIBO Rate for Euros, as applicable, for purposes of clause (i) above shall be deemed to be the Overnight Rate.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means any Lender which has issued (or caused to be issued by an Affiliate thereof) an outstanding Letter of Credit in accordance with Section 2.19 hereof. Any Lender may, in its discretion, arrange for one or more Letters of Credit required to be issued by it under Section 2.19 hereof to be issued by one of more Affiliates of such Lender, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Judgment Currency” shall have the meaning assigned to such term in Section 11.19.

“Judgment Currency Conversion Date” shall have the meaning assigned to such term in Section 11.19.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit issued by such Issuing Bank.

“LC Exposure” means, with respect to any Issuing Bank, at any time, the sum of (a) the Dollar Equivalent of the aggregate undrawn amount of all outstanding Letters of Credit issued by such Issuing Bank at such time plus (b) the Dollar Equivalent of the aggregate amount of all LC Disbursements made by such Issuing Bank that have not yet been reimbursed by or on behalf of the applicable Borrower at such time.

“LC Notice Time” means, with respect to any requested issuance, amendment, renewal or extension of a Letter of Credit, (a) 12.00 pm, New York City time, at least two Business Days (or, if such longer period shall have been requested by the Issuing Bank that is the issuer thereof, at least three Business Days) in advance of the requested date of issuance, amendment, renewal or extension or (b) such later time as may be approved by the Issuing Bank that is the issuer thereof as the LC Notice Time with respect to such requested issuance, amendment, renewal or extension.

“LC Request” has the meaning assigned to such term in Section 2.19.

“Lead Arranger” has the meaning set forth on the cover hereof.

“Lender Party” means any Lender, Swingline Lender and any Issuing Bank.

“Lender Party Appointment Period” has the meaning assigned in Section 8.06.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender.

“Letter of Credit” means any “standby” letter of credit issued pursuant to Section 2.19 of this Agreement.

“LIBO Rate” means, for any Interest Period with respect to any Eurocurrency Loan denominated in Dollars, (i) the rate per annum equal to the offered rate which appears on the page of the Thomson Reuters Screen which displays the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m., London time, two London Banking Days prior to the commencement of such Interest Period (the “LIBO Rate Quotation Day”), or (ii) if the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays the London interbank offered rate for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m., London time on the LIBO Rate Quotation Day, provided that if no LIBO Rate is quoted under either of the preceding clauses (i) or (ii), but there is no such quotation for the Interest Period elected, the LIBO Rate shall be equal to the Interpolated Rate for Dollars; provided however that at no point shall the LIBO Rate for purposes of this Agreement be less than zero.

“Loan Currency” means the particular Approved Currency in which a particular Loan is denominated (i.e. dollars or Euros).

“Loan Documents” means this Agreement, each Note, the Fee Letter, the Up Front Fees Letter, the Mandate Letter, each Letter of Credit and all other agreements, certificates, documents, instruments and writings at any time delivered in connection herewith or therewith (exclusive of term sheets and commitment letters).

“Loan Parties” means the Parent and the Subsidiary Borrowers.

“Loans” shall mean, as the context may require, a Revolving Loan or any Swingline Loan made by the Lenders to any of the Borrowers pursuant to this Agreement.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank market.

“Longstop Date” means the earlier of (i) consummating the Acquisition, (ii) the date 35 days following the Outside Date (as defined in the Acquisition Agreement as in effect on July 31, 2015) as it may be extended as contemplated by (and in accordance with) Section 11.1(b) of the Acquisition Agreement (as in effect on July 31, 2015) or (iii) the date 35 days following the date of termination of the Acquisition Agreement pursuant to the terms thereof when publicly disclosed by the Parent (x) pursuant to a public filing with the SEC or (y) in an official press release issued by the Parent.

“Mandate Letter” means the Mandate Letter with respect to this Agreement between the Parent and the Bookrunners & Mandated Lead Arrangers dated October 15, 2015.

“Mandated Lead Arranger” has the meaning set forth on the cover hereof.

“Material Adverse Effect” means any event or circumstance which:

(a) is materially adverse to:

(i) the business, operations or financial condition of the Loan Parties and their Subsidiaries, taken as a whole; or

(ii) the ability of the Loan Parties to perform their financial obligations (including both payment obligations and compliance with financial covenants) under any Loan Document; or

(b) affects the validity or the enforceability against any Loan Party of any Loan Document.

“Material Indebtedness” means, Indebtedness (other than the Loans), of any one or more of the Parent and its Subsidiaries in an aggregate principal amount exceeding US$150,000,000 prior to the Acquisition Closing Event or US$200,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in other currencies).

“Material Subsidiary” means at any date, (a) any Subsidiary of the Parent that is a Borrower, (b) any Subsidiary of the Parent that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X (as in effect on July 31, 2015) promulgated by the United States Securities and Exchange Commission (provided that references therein to 10% shall for purposes hereof be 5%) as of the last day of the then most recently ended fiscal year, and (c) for the purpose of ascertaining whether an Event of Default has occurred only, any Subsidiary which, when aggregated with all other Subsidiaries that are not otherwise Material Subsidiaries and as to which any event described in the Events of Default clause has occurred and is continuing, would constitute a Material Subsidiary in accordance with the criteria in clause (b) above.

“Maturity Date” means the fifth anniversary of the Signing Date (being November 16, 2020), and if such date is not a Business Day, then the next succeeding Business Day.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a) to which any of the Parent, its Subsidiaries or any of their ERISA Affiliates is then making or accruing an obligation to make contributions; (b) to which any of the Parent, its Subsidiaries or their ERISA Affiliates has within the preceding five plan years made contributions; or (c) with respect to which any of the Parent or its Subsidiaries could incur liability.

“Net Interest Payable” means Interest Payable less Interest Receivable.

“Non-Defaulting Lender” means and includes each Lender other than a Defaulting Lender.

“Non-refundable Portion of Swiss Withholding Tax” shall have the meaning assigned to such term in Section 2.10(f).

“Non-US Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by any of the Parent or its Subsidiaries with respect to employees employed outside the United States.

“Obligation Currency” shall have the meaning assigned to such term in Section 11.19.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Original Lenders” means the Persons listed on Schedule 2.01.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the greater of the Federal Funds Effective Rate and an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (b) with respect to any amount denominated in Euro, the Euro OverNight Index Average (also referred to as Eonia).

“Parent” has the meaning specified in the preamble hereto.

“Parent Acquisition Closing Confirmation” means a certificate signed by a financial officer of the Parent confirming that (i) the Acquisition has been consummated in accordance with the Acquisition Agreement and the documents associated therewith (as in effect on July 26, 2015) or after giving effect to any alterations, amendments, changes, supplements or waivers thereto (other than any alterations, amendments, changes, supplements or waivers that are materially adverse to the Lenders or the Arranger Parties, unless made with the prior written consent of each of the Lenders and Arranger Parties not to be unreasonably withheld or delayed) (provided that a reduction in purchase price in the aggregate Cash Acquisition Consideration of less than 10% below the amount contemplated by the Acquisition Agreement (as in effect on July 26, 2015) shall not be deemed to be materially adverse to the interests of the Lenders or the Arranger Parties to the extent there is a dollar for dollar reduction in the debt financing available to the Group to pay such Cash Acquisition Consideration)), (ii) the Acquisition has been consummated in accordance with Section 10.1(b) of the Acquisition Agreement (as in effect on July 26, 2015), as it relates to approvals under the HSR Act and the antitrust laws of the European Union (each as defined in the Acquisition Agreement), (iii) since July 26, 2015, no Effects (as defined in the Acquisition Agreement as in effect on July 26, 2015) have occurred which, individually or in the aggregate, have had (and have continued to have) or would reasonably be expected to have, a Seller Material Adverse Effect (as defined in the Acquisition Agreement as in effect on July 26, 2015), (iv) the DCM Bridge Facility of USD 27,000,000,000, any term loan facility which may replace a portion thereof and the equity bridge facility for up to USD 6,750,000,000 for which the Parent obtained commitments on July 31, 2015 shall have been drawn, in each case, to the extent required to complete the Acquisition with any unused amounts under each such facility irrevocably cancelled and (v) the Parent designates the Parent Acquisition Closing Confirmation as a Loan Document and that the Lenders and the Administrative Agent can rely on foregoing confirmations as representations and warranties under such Loan Document.

“Parent Disclosure Schedule” means Schedule 1.

“Parent SEC Documents” means the documents publicly filed with or publicly furnished to the United States Securities and Exchange Commission by the Parent prior to July 31, 2015.

“Participant” has the meaning set forth in Section 11.05(d).

“Participant Register” has the meaning set forth in Section 11.05(d).

“Participating Member State” means each state so described in any EMU Legislation.

“Payment Material Adverse Effect” means any event or circumstance which:

(a) is materially adverse to the ability of the Loan Parties to perform their payment obligations under any Loan Document; or

(b) affects the validity or the enforceability against any Loan Party of any Loan Document.

“Permitted Encumbrances” has the meaning set forth in Section 6.03.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA which is maintained or contributed to by any of the Parent, its Subsidiaries or any of their ERISA Affiliates or with respect to which any of the Parent or its Subsidiaries could incur liability (including under Section 4069 of ERISA).

“Prime Rate” means the rate of interest per annum publicly announced from time to time by Citibank, N.A., as its prime rate in effect at its principal office in New York, New York. Each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Professional Lender” has the meaning set forth in Section 11.05(b).

“Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Parent or any of its Subsidiaries pursuant to which the Parent or such Subsidiary sells, conveys or otherwise transfers to a Securitization Entity, or grants a security interest in for the benefit of a Securitization Entity, any Receivable Assets (whether now existing or arising or acquired in the future), or otherwise contributes to the capital of such Securitization Entity, in a transaction in which such Securitization Entity finances its acquisition of or interest in such Receivable Assets by selling or borrowing against such Receivable Assets; provided that such transaction is non-recourse to the Parent and its Subsidiaries (except for Standard Securitization Undertakings).

“Quotation Day” means either a EURIBO Rate Quotation Day (as defined in the definition of “EURIBO Rate”) or a LIBO Rate Quotation Day (as defined in the definition of “LIBO Rate”), as applicable.

“Rating” refers to the credit rating of the Parent in respect of its senior unsecured long-term indebtedness for borrowed money from Moody’s and S&P.

“Receivable Assets” means ordinary course of business accounts receivable of the Parent or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and/or receivables-discount-without-recourse schemes.

“Reference Bank” has the meaning set forth in Section 2.11.

“Reference Bank Rate” has the meaning set forth in Section 2.11.

“Reference Bank Quotation” has the meaning set forth in Section 2.11.

“Register” has the meaning set forth in Section 11.05(c).

“Reimbursement Obligations” means the obligations of the Parent and each applicable Borrower under Section 2.19(e) to reimburse LC Disbursements.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Interbank Market” means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

“Relevant Currency Equivalent” means the Dollar Equivalent or Euro Equivalent, as applicable.

“Required Lenders” means, at any time, Non-Defaulting Lenders having Credit Exposures and unused Commitments representing more than 50% of the sum of the total Credit Exposures and unused Commitments of all Non Defaulting Lenders at such time.

“Responsible Officer” means a chief financial officer, treasurer or assistant treasurer of the Parent.

“Restricted Sub-Participation” means a sub-participation of the rights and/or the obligations of a Lender under this Agreement which is not substantially in the form recommended for participations as of the Signing Date by the Loan Market Association or the Loan Syndications and Trading Association and would cause the participant of any such sub-participation to be counted towards the threshold of Swiss Non-Qualifying Banks under the Ten Non-Bank Regulations and/or the Twenty Non-Bank Regulations.

“Revolving Commitment” means, with respect to any Lender, the commitment of such Lender to make Revolving Loans and to acquire participations in Swingline Loans hereunder, as such commitment may (x) be reduced from time to time pursuant to Section 2.06 and (y) increased or reduced from time to time pursuant to assignments by or to such Lender pursuant to Section 11.05. The initial amount of each Lender’s Revolving Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable. The initial aggregate amount of the Lenders’ Revolving Commitments is US$4,500,000,000.

“Revolving Loan” means a Loan made pursuant to Section 2.01.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., and its successors.

“Sanctions” means any sanctions administered, enacted or enforced by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, Switzerland, Her Majesty’s Treasury or the Foreign and Commonwealth Office of the United Kingdom or any other relevant sanctions authority.

“SEC” means the U.S. Securities and Exchange Commission.

“Securitization Entity” means a Person (which may include a special purpose vehicle and/or a financial institution) to which the Parent or any Subsidiary transfers Receivable Assets for purposes of a securitization financing, and with respect to which:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such entity (a) is guaranteed by the Parent or any Subsidiary of the Parent (other than the Securitization Entity) (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (b) is recourse to or obligates the Parent or any Subsidiary of the Parent (other than the Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of the Parent or any Subsidiary of the Parent (other than the Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings and other than any interest in the Receivable Assets (whether in the form of an equity interest in such assets or subordinated indebtedness payable primarily from such financed assets) retained or acquired by the Parent or any Subsidiary of the Parent,

(2) neither the Parent nor any Subsidiary of the Parent has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Parent or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Parent, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity, and

(3) neither the Parent nor any Subsidiary of the Parent has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (it being understood that (i) obligations of the Parent or other Subsidiaries to transfer Receivable Assets to the Securitization Entity, (ii) obligations of the Parent or any other Subsidiary to procure such transfers of Receivable Assets to the Securitization Entity, and (iii) Receivable Asset performance measures or credit enhancement measures shall not constitute an obligation to preserve the Securitization Entity’s financial condition or to cause it to achieve certain levels of operating results).

“Seller” means Allergan plc and its Affiliates.

“Signing Date” means November 16, 2015.

“Solvent” and “Solvency” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities reasonably customary (as determined by the Parent acting in good faith) in accounts receivable securitization transactions and/or receivables-discount-without-recourse schemes in the applicable jurisdictions, including, to the extent applicable, in a manner consistent with the delivery of a “true sale”/“absolute transfer” opinion with respect to any transfer by the Parent or any Subsidiary.

“Subject Transaction” has the meaning specified in the definition of “EBITDA.”

“Subsidiary” means, with respect to any Person (the “parent”) at any date, (i) any Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (ii) any other corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all such ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors thereof are, as of such date, owned, controlled or held by the parent and/or one or more subsidiaries of the parent, (iii) any partnership (a) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (b) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (iv) any other Person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent. Unless the context requires otherwise, “Subsidiary” refers to a Subsidiary of the Parent.

“Subsidiary Borrower” means Teva USA, Teva Curaçao I, Teva Curaçao II, the Swiss Borrower, the Dutch Borrower and each Additional Borrower, in each case, until the same has been released as a Borrower in accordance with Section 10.02.

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the aggregate Swingline Exposure at such time.

“Swingline Lender” means Citibank, N.A. (or an Affiliate thereof) in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.18.

“Swiss Additional Borrower” means an Additional Borrower qualifying as a “Swiss Additional Borrower” under Section 10.01(d).

“Swiss Borrower” has the meaning set forth in the preamble hereto.

“Swiss Guidelines” means, together, guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)” vom 22. September 1986), guideline S-02.122.1 in relation to bonds of April 1999 (Merkblatt “Obligationen” vom April 1999), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), guideline S-02.128 in relation to syndicated credit facilities of January 2000 (Merkblatt “Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen” vom Januar 2000), circular letter No. 34 of 26 July 2011 (1-034-V-2011) in relation to deposits (Kreisschreiben Nr. 34 “Kundenguthaben” vom 26. Juli 2011) and the circular letter No. 15 of 7 February 2007 (1-015-DVS-2007) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss withholding tax and Swiss stamp taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben” vom 7. Februar 2007), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time.

“Swiss Loan Party” means the Swiss Borrower, each of the Curaçao Borrowers and each other Swiss Additional Borrower (if any) and each other Borrower that is a Swiss tax resident for Swiss Withholding Tax purpose and subject to the Swiss Guidelines.

“Swiss Non-Qualifying Bank” means a Person which does not qualify as a Swiss Qualifying Bank.

“Swiss Qualifying Bank” means a financial institution which (i) qualifies as a bank pursuant to the banking laws in force in its country of incorporation, or, if acting through a branch in accordance with the banking laws in the jurisdiction of such branch, (ii) carries on a true banking activity in such jurisdiction as its main purpose, and (iii) has personnel, premises, communication devices and decision-making authority of its own, all as per explanatory notes of the Swiss Federal Tax Administration No. S-02-123(9.86) and No. S-02.128(1.2000) or legislation or explanatory notes addressing the same issues which are in force at such time.

“Swiss Withholding Tax” means any withholding tax in accordance with the Swiss Federal Statute on Anticipatory Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer) and any successor provision, as appropriate.

“TARGET” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007 (or any successor operating system).

“TARGET Day” means: any day on which TARGET is open for the settlement of payments in euro.

“Target Group” means the Acquired Business, including each corporate entity acquired as part of the Acquired Business assets.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Ten Non-Bank Regulations” means the rule that the aggregate number of creditors (including the Lenders) under the Loans, which are Swiss Non-Qualifying Banks, must not exceed 10 (ten), all in accordance with the meaning of the applicable Swiss Guidelines.

“Test Period” in effect at any time shall mean the period of four consecutive financial quarters of the Parent ended on or prior to such time (taken as one accounting period) in respect of which quarterly or annual financial statements are required to be delivered pursuant to Section 5.01 (without giving effect to any grace periods applicable thereto).

“Teva Curaçao I” has the meaning specified in the preamble hereto.

“Teva Curaçao II” has the meaning specified in the preamble hereto.

“Teva USA” has the meaning specified in the preamble hereto.

“Total Consolidated Debt” means, as of any date of determination, the aggregate amount of all outstanding Indebtedness of the Parent and its Subsidiaries, as determined on a consolidated basis in accordance with GAAP.

“Total Consolidated Net Debt” means, at any date of determination, the Total Consolidated Debt less Consolidated Cash and Cash Equivalents of the Parent and its Subsidiaries, as determined on a consolidated basis in accordance with GAAP.

“Transactions” means the execution, delivery and performance by the Borrowers of this Agreement, the borrowing of Loans and the issuance of Letters of Credit and the Acquisition Transactions.

“Twenty Non-Bank Regulations” means the rule that the aggregate number of creditors (including the Lenders), other than Swiss Qualifying Banks, of the Swiss Loan Parties under all outstanding debts relevant for classification as debenture (Kassenobligation) (within the meaning of the applicable Swiss Guidelines and Swiss tax laws), such as (intragroup) loans (if and to the extent intragroup loans are not exempt), facilities and/or private placements (including under the Loan Documents) must not at any time exceed 20 (twenty), all in accordance with the meaning of the applicable Swiss Guidelines.

“Type” refers to the distinction between Loans bearing interest at the Alternate Base Rate and Loans bearing interest at the Eurocurrency Rate.

“UCP” means the Uniform Custom and Practices for Documentary Credits with respect to letters of credit, as then in effect, promulgated by the International Chamber of Commerce (or any successor thereto).

“UK Additional Borrower” means an Additional Borrower incorporated in England as a private limited company.

“Up Front Fees Letter” means the Up Front Fees Letter relating to this Agreement dated as of October 15, 2015 among the Parent and the Bookrunners & Mandated Lead Arrangers.

“US Borrower” has the meaning specified in the preamble hereto.

“VAT” means value added tax as provided for by Israel, Switzerland, England, the Netherlands or Curaçao and any other tax of a similar nature in any jurisdiction.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.02 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and, unless the context requires otherwise, shall include without limitation (x) any applicable Israeli or foreign statute, law (including any rules or regulations promulgated under any such statute or law), regulation, treaty, rule, official directive, request or guideline of any of the Israeli or foreign national, state, local, municipal, or other governmental, fiscal, monetary or regulatory body, agency, department or regulatory, self-regulatory or other authority or organisation, whether or not having the force of law (but if not having the force of law, one which applies generally to the class or category of financial institutions of which any Lender or the Administrative Agent forms a part and compliance with which is in accordance with the general practice of those financial institutions), including the instructions of Israeli Supervisor of Banks with respect to proper conduct of banking affairs (“Hora’ot Nihul Bankai Takin”) if applicable to any such Person and (y) any applicable decision of any competent court or other judicial body, (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, (g) as used herein, the obligation of any Loan Party under this Agreement or any other Loan Document in respect of interest accruing under this Agreement or the other Loan Documents shall be deemed to include without limitation any interest accruing during the pendency of, or after the filing of any petition in respect of, any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowable or allowed in such proceeding, and (h) in this Agreement, where it refers to the Dutch Borrower, a reference to (i) a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention-of-title arrangement (eigendomsvoorbehoud), a right of retention (recht van retentie), right to reclaim goods (recht van reclame), privilege (voorrecht) and, in general, any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijk zekerheidsrecht), (ii) a director in relation to the Dutch Borrower, means a managing director (bestuurder) and board of directors means its management board (bestuur), (iii) an insolvency, liquidation or administration includes the Dutch Borrower being declared bankrupt (failliet verklaard), being subject to emergency measures (noodregeling) or dissolved (ontbonden), (iv) a moratorium includes surseance van betaling and being subject to a moratorium includes surseance verleend, (v) any insolvency, liquidation or administration or any steps taken in connection therewith include the Dutch Borrower having filed a notice under section 36 of the Dutch Tax Collection Act (Invorderingswet 1990) or section 23 of the Sectoral Pension Fund (Obligatory Membership) Act 2000 (Wet verplichte deelneming in een bedrijf pensioenfonds 2000), (vi) a receiver or trustee in bankruptcy includes a curator, (vii) an administrator includes a bewindvoerder, (viii) an attachment refers to an “executoriaal beslag” and attaching or taking possession of (any of those terms) includes “beslag leggen”, (ix) a necessary action to authorise where applicable, includes without limitation: (a) any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and (b) obtaining an unconditional positive advice (advies) from the competent works council(s) if a positive advice is required pursuant to the Dutch Works Councils Act (Wet op de ndernemingsraden); (xi) a merger includes a juridische fusie and a demerger includes a juridische splitsing; (xii) wilful misconduct means opzet; (xiii) gross negligence means grove schuld and negligence means schuld; and (xiv) terms such as “liquidation”, reorganization”, “administration”, “receivership”, “winding-up”, “dissolution” and terms of similar import, for purposes of a Swiss Borrower shall be deemed to include a postponement of the declaration of bankruptcy in accordance with Article 725a of the Swiss Code of Obligations, a composition suspension (Nachlasstundung) and composition proceeding (Nachlassverfahren) pursuant to Articles 293 et seq. of the Swiss Federal Debt Collection and Bankruptcy Statute (and terms such as “receiver”, “administrator”, “liquidator”, “custodian” and “trustee” and terms of similar import shall be deemed to include an administrator of the bankrupt estate (Konkursverwalter), composition officer (Sachwalter) or liquidator (Liquidator)). RBC Capital Markets is a brand name for the business activities of Royal Bank of Canada.

Section 1.03 Accounting Terms; GAAP. All accounting terms not specifically defined shall be construed in accordance with GAAP. Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with GAAP as in effect from time to time and all terms of an accounting or financial nature shall be construed and interpreted in accordance with GAAP, as in effect on the date hereof, subject to Section 6.02.

Section 1.04 Resolution of Drafting Ambiguities. Each Loan Party acknowledges and agrees that it was represented by counsel in connection with the execution and delivery of the Loan Documents to which it is a party, that it and its counsel reviewed and participated in the preparation and negotiation hereof and thereof and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation hereof or thereof.

ARTICLE II

THE CREDITS

Section 2.01 Commitments. Subject to the terms and conditions set forth herein, each Lender severally agrees to make Revolving Loans (denominated in dollars or Euro, as the applicable Borrower may request in accordance herewith) to the Borrowers from time to time on any Business Day during the Availability Period in an aggregate principal amount that will not result in (i) such Lender’s Credit Exposure exceeding such Lender’s Revolving Commitment or (ii) the sum of the total Credit Exposures exceeding the total Revolving Commitments (provided that prior to the Acquisition Closing Event, in no event shall the sum of the total Credit Exposures exceed US$3,000,000,000). Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Loans.

Section 2.02 Loans.

(a) Each Loan (other than a Swingline Loan) shall consist of Revolving Loans of the same type and be made by the Lenders ratably in accordance with their respective Commitments available for Loans (for the avoidance of doubt, as reduced by any deemed utilization under Section 2.19(b)). The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) Subject to Sections 2.11 and 2.12, each Loan (other than a Swingline Loan) shall consist entirely of Dollar Loans or Alternate Currency Loans as the applicable Borrower may request in accordance herewith. Each Lender (and each Issuing Bank in the case of a Letter of Credit) at its option may make any Loan (or issue a Letter of Credit, as applicable) by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (or issue such Letter of Credit, as the case may be); provided that any exercise of such options shall not affect the obligation of the applicable Borrowers to repay such Loan (or reimburse such Letter of Credit, as the case may be) in accordance with the terms of this Agreement. If requested by the Administrative Agent, each Lender so requested shall promptly provide to the Administrative Agent an Administrative Questionnaire, which shall among other things, specify the lending office to be used by such Lender.

(c) Except in the case of Loans deemed made pursuant to Section 2.19(e), each borrowing, conversion or continuation of Loans hereunder shall be in an aggregate amount that is an integral multiple of US$5,000,000 and not less than US$10,000,000 (or, in the case of an Alternate Currency Loan, the Euro Equivalent thereof). Loans of more than one applicable Loan Currency, Type and/or applicable Interest Periods may be outstanding at the same time; provided that there shall not at any time be more than a total of fifteen Loans outstanding.

(d) Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request, or to elect to convert or continue, any Loan if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.03 Requests for Loans. To request a Loan (other than a Swingline Loan), the applicable Borrower shall notify the Administrative Agent of such request in writing (a) in the case of a Eurocurrency Loan denominated in Dollars, not later than 12:00 noon, New York City time, three Business Days before the date of the proposed Loan, (b) in the case of a Eurocurrency Loan denominated in Euro, not later than 12:00 noon, New York City time, four Business Days before the date of the proposed Loan, or (c) in the case of an ABR Loan, not later than 12:00 noon, New York City time, one Business Day before the date of the proposed Loan. Each such Borrowing Request shall be delivered by hand delivery, fax or emailed pdf of the Borrowing Request, signed by the applicable Borrower. Following such confirmation, the Borrowing Request shall be irrevocable and binding on the Borrower. Each such written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the name and jurisdiction of the applicable Borrower;

(ii) the aggregate principal amount of the requested Loan;

(iii) the date of such Loan, which shall be a Business Day;

(iv) the applicable Loan Currency for such Loan (which shall be Dollars for any ABR Loan);

(v) the Type of Loans to be borrowed (ABR or Eurocurrency);

(vi) in the case of a Eurocurrency Loan, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(vii) that the conditions set forth in Section 4.01 and Section 4.02 (and Section 4.03, if applicable) have been satisfied in full as of the date of the notice; and

(viii) the location and number of the applicable Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.04.

If no election as to the Loan Currency of a requested Loan is specified, then such Loan shall be a Dollar Loan. If no election as to the Type of Loan is specified then the applicable Loan shall be made as an ABR Loan. If any Borrower requests a borrowing of Eurocurrency Loans, but fails to specify an Interest Period, such Borrower will be deemed to have specified an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Loan.

For the avoidance of doubt, the Borrowing Request in respect of the initial Credit Extension may be delivered at any time from and after the execution and delivery of this Agreement by the parties hereto, regardless of whether the Effective Date has occurred, and though no Credit Extensions may occur until the Effective Date and until after the other applicable conditions have been waived or satisfied in accordance with this Agreement, the other duties and obligations of the parties hereto shall apply from and after the execution and delivery of this Agreement by the parties hereto (and for the avoidance of doubt from and after such execution and delivery, Commitment Fees shall begin to toll and Sections 2.12, 2.13, 2.14, 2.15 and 11.04 shall apply).

Section 2.04 Funding of Loans. (a) Each Lender shall make each Loan (other than a Swingline Loan, which Swingline Loans shall be made as provided in Section 2.18 and except in the case of Loans deemed made pursuant to Section 2.19(e)) to be made by it hereunder on the proposed Funding Date (to the extent a Loan is being made) by wire transfer of immediately available funds by 1:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will (subject to receipt of the same from the Lenders and the prior or concurrent satisfaction or waiver of the conditions precedent set forth in Sections 4.01 and 4.02 (and 4.03, if applicable) make such Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to an account designated by the applicable Borrower in the applicable Borrowing Request on the applicable Funding Date; provided that if on the date of any borrowing of any Revolving Loans, any Swingline Loans made to any Borrower or LC Disbursements for the account of any Borrower shall be then outstanding, the proceeds of such Revolving Loans shall first be applied to pay in full such Swingline Loans or LC Disbursements, with any remaining proceeds to be made available to the applicable Borrower as provided above. For the avoidance of doubt, if the Administrative Agent does not receive the funds from the Lenders to the extent contemplated in this paragraph, the Administrative Agent shall not be obliged to make an equivalent amount available to the Borrower.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Loan that such Lender will not make available to the Administrative Agent such Lender’s share of such Loan, the Administrative Agent may (but is not required to) assume that such Lender has made such share available on such date in accordance with this Section 2.04 and may (in its sole discretion), in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Loan available to the Administrative Agent, then the applicable Lender and the applicable Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation plus any administrative, processing or similar fees customarily charged by the Administrative Agent in accordance with the foregoing and (ii) in the case of a payment to be made by the applicable Borrower, the interest rate applicable to ABR Loans. If the applicable Borrower and such Lender shall pay such interest to the

Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to such Borrower the amount of such interest paid by such Borrower for such period. If such Lender pays its share of the applicable Loan to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Loan. Any payment by such Borrower shall be without prejudice to any claim such Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

Section 2.05 Interest Elections.

(a) Each Loan initially shall be of the Type specified in the applicable Borrowing Request and, in the case of Eurocurrency Loans, shall have an initial Interest Period as specified in such Borrowing Request or as otherwise provided in Section 2.03. Thereafter, the applicable Borrower may elect to convert such Loan to a different Type or to continue such Loan and, in the case of a Eurocurrency Loan, may elect Interest Periods therefor, all as provided in this Section; provided, however, that any conversion of Eurocurrency Loans into ABR Loans shall be made only on the last day of an Interest Period for such Eurocurrency Loans, any conversion of ABR Loans into Eurocurrency Loans shall be in an amount not less than the minimum amount specified in Section 2.02(c) and no conversion of Loans shall result in more separate Loans than permitted under Section 2.02(c). The applicable Borrower may elect different options with respect to different portions of the affected Loan, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Loan, and the Loans comprising each such portion shall be considered a separate Loan. This Section 2.05 shall not apply to Swingline Loans, which shall at all times be US dollar denominated ABR Loans and may not be converted or continued.

(b) To make an election pursuant to this Section, the applicable Borrower shall notify the Administrative Agent of such election in writing by the time that a Borrowing Request would be required under Section 2.03 if such Borrower were requesting a Loan of the applicable Loan Currency. Each such written Interest Election Request shall be delivered to the Administrative Agent and signed by the applicable Borrower. Following such delivery, the Interest Election Request shall be irrevocable.

(c) Each Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Loan to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Loan (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Loan);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Loan is to be an ABR Loan or a Eurocurrency Loan; and

(iv) if the resulting Loan is a Eurocurrency Loan, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a conversion to or continuation of any Eurocurrency Loans but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration (but which under no circumstances may continue after the Maturity Date).

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Loan.

(e) If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Loan prior to the end of the Interest Period applicable thereto, then, unless such Loan is repaid as provided herein, the Administrative Agent shall forthwith so notify such Borrower whereupon each such Eurocurrency Loan shall, subject to Sections 2.11 and 2.13, continue with an Interest Period of one month’s duration. Notwithstanding any contrary provision hereof, if an Event of Default under Sections 7.01(a), (b), (g), (h) or (i) has occurred and is continuing, and the Administrative Agent, at the request of the Required Lenders, so notifies the Parent, then, so long as an Event of Default under Sections 7.01(a), (b), (g), (h) or (i) is continuing, on the last day of the then current Interest Period in respect thereto, (i) no outstanding Loans may be converted to or continued as a Eurocurrency Loan, (ii) unless repaid, each Dollar Loan shall automatically convert into an ABR Loan, and (iii) unless repaid, each Alternate Currency Loan shall be redenominated into Dollar Loans in the amount of the Dollar Equivalent thereof and then subject to the provisions of the immediately preceding clause (ii). Any automatic conversion to ABR Loans pursuant to this Agreement shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Loans.

Section 2.06 Termination and Reduction of Commitments.

(a) Unless previously terminated, (x) the Aggregate Commitments shall terminate on the Maturity Date (and for the avoidance of doubt all commitments to provide Swingline Loans and Letters of Credit shall terminate as well) and (y) if the Acquisition Closing Event has not occurred on or prior to the Acquisition Closing Outside Date, then the then unutilized Commitments (as of the Acquisition Closing Outside Date) shall be reduced by an amount such that the unutilized Aggregate Commitments plus the then aggregate Credit Exposure of all Lenders does not exceed US$3,000,000,000.

(b) The Parent may at any time terminate in whole, or from time to time reduce in part, the Aggregate Commitments; provided that (i) each reduction of the Aggregate Commitments shall be in an amount that is an integral multiple of US$5,000,000 and not less than US$10,000,000 and (ii) the Parent shall not terminate or reduce the Aggregate Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.08, (A) the Credit Exposure of any Lender would exceed its then available Commitment or (B) the sum of the Credit Exposures would exceed the then available Aggregate Commitments.

(c) The Parent shall notify the Administrative Agent of any election to terminate or partially reduce the Aggregate Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Parent pursuant to this Section shall be irrevocable; provided that a notice of termination of the Aggregate Commitments delivered by the Parent may state that such notice is conditioned upon the effectiveness of other credit facilities or another event, in which case such notice may be revoked by the Parent (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Aggregate Commitments shall be permanent. Each reduction of the Aggregate Commitments (including without limitation pursuant to Section 2.06(a)(y) above) shall be made ratably among the Lenders in accordance with their respective Commitments.

Section 2.07 Repayment of Loans; Evidence of Debt.

(a) Each Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the ratable account of each Lender, the then unpaid principal amount of each Revolving Loan made to it (and all accrued and unpaid interest thereon) on the Maturity Date and (ii) to the Administrative Agent for the account of the Swingline Lender, the then unpaid principal amount of each Swingline Loan on the earlier of the Maturity Date and 7 calendar days after such Swingline Loan is made; provided that on each date that a borrowing of Revolving Loans is made, all Swingline Loans then outstanding shall be repaid. If the aggregate Credit Exposure at any time exceeds the Aggregate Commitments, the Borrowers shall comply with Section 2.08(a). All payments or repayments of Loans made pursuant to this Section 2.07(a) shall be made in the Loan Currency in which such Loan is denominated.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type and Loan Currency thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the applicable Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender and substantially in the form of revolving loan note or swingline loan note, as applicable (each, a “Note”), attached hereto as Exhibits E or F, as applicable. Thereafter (but without derogating from paragraphs (b), (c) and (d) above), the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 11.05) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.08 Prepayment of Loans.

(a) The Borrowers shall have the right at any time and from time to time to prepay any Loan in whole or in part, subject to prior notice in accordance with paragraph (b) of this Section. In the event and on such occasion that (i) the Credit Exposure of any Lender exceeds (x) 105% of the such Lender’s Commitment (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), 105% of such Lender’s pro rata portion of US$3,000,000,000 (based on such Lender’s Commitments relative to the Aggregate Commitments)) solely as a result of currency fluctuations or (y) such Lender’s Commitment (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), such Lender’s pro rata portion of US$3,000,000,000 (based on such Lender’s Commitments relative to the Aggregate Commitments)) (other than as a result of currency fluctuations) or (ii) the aggregate Credit Exposure of the Lenders exceeds (x) 105% of the aggregate Commitments (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), 105% of US$3,000,000,000) solely as a result of currency fluctuations or (y) the aggregate Commitments (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), US$3,000,000,000) (other than as a result of currency fluctuations), the Borrowers shall prepay borrowings of Revolving Loans or borrowings of Swingline Loans (or, if no such borrowings are outstanding, deposit cash collateral in an account with the Administrative Agent pursuant to Section 2.19(j)) in an aggregate amount equal to such excess.

(b) The applicable Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) in writing of the proposed date and the principal amount of any prepayment hereunder (x) in the case of Eurocurrency Loans, not later than 11:00 a.m., New York City time, at least three Business Days prior to the date of prepayment, (y) in the case of ABR Loans (other than Swingline Loans), not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment and (z) in the case of prepayment of a Swingline Loan, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Loan or portion thereof to be prepaid; provided that any such notice of voluntary prepayment may be conditioned upon the effectiveness of other credit facilities or another event, in which case such notice may be revoked by the Parent (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Promptly following receipt of any such notice relating to a Loan (other than a notice relating solely to Swingline Loans), the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Loan shall be in an amount that is an integral multiple of US$5,000,000 and not less than US$10,000,000 (or, in the case of an Alternate Currency Loan partial prepayment, the Euro Equivalent thereof). Each prepayment of a Loan shall be applied ratably to the Loans included in the prepaid Loan. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.10.

(c) If a Change of Control occurs:

(i) the Parent shall promptly notify the Administrative Agent upon becoming aware of that event;

(ii) no Lender shall be obliged to fund any Loans or issue or fund any Letters of Credit; and

(iii) if a Lender so requires and notifies the Administrative Agent and the Parent within 30 days of the Parent notifying the Administrative Agent of the event, the Administrative Agent shall, by not less than thirty days notice to the Parent, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Loan Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable and the Parent shall arrange for the return of all outstanding Letters of Credit issued by such Lender (or, instead, deposit in a cash collateral account with the Administrative Agent pursuant to Section 2.19(j), in the name of the Administrative Agent and for the benefit of such Lender, an amount in cash equal to 105% of the LC Exposure of such Lender (in its capacity as Issuing Bank) as of such date plus any accrued and unpaid interest thereon).

Section 2.09 Fees.

(a) Commitment Fee. The Parent agrees to pay to the Administrative Agent for the account of each Non-Defaulting Lender a commitment fee (a “Commitment Fees”) equal to the Applicable Commitment Fee per annum on the average daily unused amount of each Revolving Commitment of such Non-Defaulting Lender during the period from and including the date hereof to but excluding the date on which such Commitment terminates (provided that for the purposes of calculating the amount of Revolving Commitment in respect of which Commitment Fees are payable, during the period from the Signing Date until the earlier of (x) the date that is one-month from the Signing Date and (y) the Acquisition Closing Event, the aggregate Revolving Commitments for purposes of such calculation shall be deemed not to exceed US$3,000,000,000). Accrued Commitment Fees shall be payable quarterly in arrears (A) on the last Business Day of each of March, June, September and December of each year, commencing on the first such date to occur after the date hereof, and (B) on the date on which such Commitment terminates. Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing Commitment Fees with respect to Revolving Commitments, a Revolving Commitment of a Lender shall be deemed to be used to the extent of the Credit Exposure of such Lender (and the Swingline Exposure of such Lender shall be disregarded for such purpose) (including for the avoidance of doubt, as reduced by any deemed utilization under Section 2.19(b)).

(b) The Parent agrees to pay to the Administrative Agent, for its own account, the fees set forth in the Fee Letter, in accordance with the terms thereof, and the Parent agrees to pay to the Administrative Agent, for the respective accounts of the initial Lenders identified in Schedule 2.01, the fees set forth in the Up Front Fees Letter, in accordance with the terms thereof.

(c) The Parent and the applicable Borrower with respect to Letters of Credit issued on behalf such Borrower jointly agree to pay to the Administrative Agent for the account of each Lender that is an Issuing Bank a Letter of Credit fee (“LC Fee”) with respect to Letters of Credit issued by such Issuing Bank, which shall accrue at a rate equal to the Applicable Margin from time to time used to determine the interest rate on Eurocurrency Loans pursuant to Section 2.10 on the average daily amount of such Issuing Bank’s LC Exposure during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, as well as the applicable Issuing Bank’s customary fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Accrued LC Fees shall be payable in arrears (i) on the last Business Day of March, June, September and December of each year, commencing on the first such date to occur after the Effective Date, and (ii) on the date on which the Revolving Commitments terminate. Any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to the applicable Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand therefor. All LC Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(d) All fees payable hereunder shall be paid on the dates due, in immediately available funds in dollars (including LC Fees, which shall be converted from the currency of the applicable Letter of Credit into dollars in accordance with the definition of “Dollar Equivalent”), to the Administrative Agent and, in the case of the Commitment Fee and the LC Fee, for distribution, if and as appropriate, among the Lenders or the applicable Lenders. Once paid, none of the fees shall be refundable under any circumstances.

Section 2.10 Interest.

(a) Each Borrower shall pay interest on the unpaid principal amount of each Loan owing by such Borrower to the Lenders from the date of such Loan until such principal amount shall be paid in full, as follows:

(i) ABR Loans. During such periods as such Loan (including each Swingline Loan) is an ABR Loan, at a rate per annum equal at all times to the sum of (x) the Alternate Base Rate plus (y) the Applicable Margin.

(ii) Eurocurrency Loans. During such periods as such Loan is a Eurocurrency Loan, at a rate per annum equal at all times during each Interest Period for such Loan to the sum of (x) the Eurocurrency Rate for such Interest Period for such Loan plus (y) the Applicable Margin.

(b) Notwithstanding the foregoing, upon the occurrence and during the continuance of any Event of Default, if any principal of or interest on any Loan or any fee or other amount payable by the Borrowers hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of or interest on any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to Dollar Loans as provided in paragraph (a)(i) of this Section.

(c) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon termination of the Commitment; provided that (i) interest accrued pursuant to paragraph (b) of this Section shall be payable on demand and (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurocurrency Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(d) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, LIBO Rate or EURIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(e) All interest paid or payable pursuant to this Section shall be paid in the Loan Currency in which the Loan giving rise to such interest is denominated.

(f) This Section 2.10(f) will apply only in respect of payments to be made by a Swiss Loan Party. For purposes of this Section 2.10(f), the term “Lender” shall be deemed to include the Administrative Agent, each Lender and each Issuing Bank.

(i) The various rates of interests and fees provided for in this Agreement (including, without limitation, under this Section 2.10) are minimum interest and/or fee rates.

(ii) When entering into this Agreement, each party hereto has assumed that the payments required under this Agreement are not and will not become subject to Swiss Withholding Tax. Notwithstanding that the parties hereto do not anticipate that any payment will be subject to Swiss Withholding Tax, they agree that, in the event that Swiss Withholding Tax should be imposed on interest, fees or other payments by a Swiss Loan Party, the rate of such payment of such amounts due by such Swiss Loan Party (the “Relevant Amount”) shall, subject to the provisions of this Agreement, be increased to a rate which (after making any deduction of the Non-refundable Portion of Swiss Withholding Tax) results in a payment to each Lender entitled to such payment of an amount equal to the payment which would have been due if no deduction of Swiss Withholding Tax had been required. For this purpose, the Swiss Withholding Tax shall be calculated on the full grossed-up amount.

(iii) For the purpose of this Section 2.10(f), “Non-refundable Portion of Swiss Withholding Tax” shall mean an amount equal to the amount of Swiss Withholding Tax on the Relevant Amount at the standard rate (being, as at the date of this Agreement, 35%) unless the Swiss Federal Tax Administration confirms to the applicable Swiss Loan Party in writing that, in relation to a specific Lender based on an applicable double taxation treaty, the applicable Swiss Withholding Tax rate is a specified lower rate in which case such lower rate shall be applied in relation to such Lender.

(iv) For the avoidance of doubt, the applicable Swiss Loan Party shall be required to make an increased payment to a specific Lender under clause (ii) above in connection with the imposition of a Swiss Withholding Tax even if there is a lack of compliance with the Ten Non-Bank Regulations and/or the Twenty Non-Bank Regulations.

(v) If requested by the Administrative Agent, the applicable Swiss Loan Party shall provide to the Administrative Agent those documents which are required by law and applicable double taxation treaties to be provided by the payor of such tax for each relevant Lender to prepare a claim for refund of Swiss Withholding Tax. In the event Swiss Withholding Tax is refunded to a Lender by the Swiss Federal Tax Administration, the relevant Lender shall forward, after deduction of costs, such amount to the applicable Swiss Loan Party; provided, however, that (A) the applicable Swiss Loan Party has fully complied with its obligations under this Section 2.10(f); (B) the relevant Lender may determine, in its sole discretion, consistent with the policies of such Lender, the amount of the refund attributable to Swiss Withholding Tax paid by the applicable Swiss Loan Party; (C) nothing in this Section 2.10(f) shall require the Lender to disclose any confidential information to the applicable Swiss Loan Party (including, without limitation, its tax returns); and (D) no Lender shall be required to pay any amounts pursuant to this clause (v) at any time during which a Default or Event of Default exists.

(vi) Unless an Event of Default then exists if (x) (A) any Lender representing under Section 11.22 that it is a Swiss Qualifying Bank and such representation shall prove to have been untrue when made, (B) any participant pursuant to a Restricted Sub-participation that is not consented to by the Parent shall be a Swiss Non-Qualifying Bank or (C) any Lender that was a Swiss Qualifying Bank when it became a party to this Agreement shall thereafter become a Swiss Non-Qualifying Bank as a result of its own action (excluding, for the avoidance of doubt, as a result of a Change in Law in Switzerland or Curaçao or in such Lender’s jurisdiction), and (y) the result of any such occurrence, event or action is to cause the non-compliance by the applicable Swiss Loan Party with the Ten Non-Bank Regulations (any such Lender or participant pursuant to a Restricted Sub-participation, as applicable, to which preceding clauses (x) and (y) apply, a “Swiss Excluded Lender”), then such Swiss Excluded Lender shall not be entitled to receive any “gross-up” or increased rate payments pursuant to this Section 2.10(f) or Section 2.15 with respect to the resulting Swiss Withholding Tax in connection with the Ten Non-Bank Regulations or the Twenty Non-Bank Regulations.

Section 2.11 Alternate Rate of Interest If prior to the commencement of any Interest Period:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the applicable LIBO Rate or EURIBO Rate, for such Interest Period (including the applicable screen rate referred to in the definition of LIBO Rate or EURIBO Rate, as the case may be, not being available or ascertainable for the relevant currency on the applicable Quotation Day); or

(b) the Administrative Agent determines or is advised in writing by the Required Lenders (which determination shall be conclusive absent manifest error) that deposits are not being offered to banks in the London interbank market for the applicable currency, amount or Interest Period of such Loan; or

(c) the Administrative Agent is advised by the Required Lenders that the applicable LIBO Rate or EURIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Parent and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Parent and the Lenders that the circumstances giving rise to such notice no longer exist, (i) if any Borrowing Request requests a new Loan of Dollar Loans, such Loan shall be made as an ABR Loan (notwithstanding what may be contained in such Borrowing Request), (ii) any Interest Election Request that requests the conversion of any Loan to, or continuation of any Loan as, a Eurocurrency Loan will not be effective, (iii) any Borrowing Requests for new Loans of Alternate Currency Loans will not be effective and (iv) with respect to outstanding Loans, (x) in the case of Dollar Loans, at the end of such applicable Interest Period, such Loans shall be converted to ABR Loans (notwithstanding what may be contained in such Borrowing Request) and (y) in the case of Alternate Currency Loans, the LIBO Rate or EURIBO Rate shall be the Reference Bank Rate or, if not available, the rate notified to the Parent by the Administrative Agent, in the case of clause (a) above, or by such Lenders (or Lender), in the case of clause (b) or (c) above, as soon as practicable and in any event before interest is due to be paid in respect of the applicable Interest Period, to be that which expresses as a percentage rate per annum the all in cost of funds to the applicable Lenders (or Lender) of funding such outstanding Loans from whatever source such Lenders (or Lender) may reasonably select.

The “Reference Bank Rate” shall be determined as follows: the Administrative Agent shall, as soon as practicable after the occurrence of any event described in clauses (a), (b) or (c) of the preceding paragraph, request each of the Reference Banks to supply to the Administrative Agent the rate at which that Reference Bank could have borrowed funds in the applicable currency of the applicable Loans and for the relevant period in the European interbank market at or about 11:00 a.m., London time (or in the case of a Loan denominated in Euro, at or about 11:00 a.m., Brussels time) on the applicable Quotation Day for the Interest Period of that Loan, were it to have done so by asking for and then accepting interbank offers for deposits in reasonable market size in the currency of that Loan and for a period comparable to the Interest Period of that Loan. As soon as is practicable after receipt of the rates supplied by at least three Reference Banks, the Administrative Agent shall notify the Parent of the arithmetic mean of the rates supplied by such Reference Banks to it in accordance with this paragraph (rounded upwards to four decimal places), and such arithmetic mean as so rounded shall at such point be the “Reference Bank Rate”.

“Reference Bank Quotation” means any quotation supplied to the Administrative Agent by a Reference Bank in accordance with the above.

As used in this Agreement, the term “Reference Bank” means an entity that consents in writing to be appointed by the Administrative Agent, with the approval of the Parent (such approval not to be unreasonable withheld or delayed), to provide a rate for the purposes of determining the Reference Bank Rate. The Parent approves Sumitomo Mitsui Banking Corporation Europe Limited, JPMorgan Chase Bank, N.A., Deutsche Bank, UBS AG and U.S. Bancorp as “Reference Banks” for the purposes of this provision.

Section 2.12 Increased Costs

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any tax of any kind whatsoever with respect to this Agreement or any Loan made by it or Letter of Credit (as applicable) issued by it, or its commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto or change the basis of taxation of payments to such Lender or Issuing Bank in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 2.15 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or Issuing Bank and without double counting any amounts otherwise compensated or paid or amounts that would otherwise be excluded under Section 2.10(f)); or

(iii) impose on any Lender or Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit (as applicable) or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or Issuing Bank of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan or to increase the cost to such Lender or such Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Issuing Bank, the Parent will pay to such Lender or Issuing Bank such additional amount or amounts as will compensate such Lender or Issuing Bank for such additional costs incurred or reduction suffered. A certificate of such Lender or Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank shall be delivered to the Parent and shall be conclusive absent manifest error. Such Lender or Issuing Bank shall use commercially reasonable efforts to deliver such certificate promptly after such additional costs are incurred or reduction suffered. The Parent shall pay such Lender or Issuing Bank the amount shown as due on any such certificate within 15 days after receipt thereof.

(b) The Parent shall pay (or cause the applicable Borrower to pay) to any Lender or Issuing Bank, as long as such Lender or Issuing Bank or its holding company shall be required to comply with any reserve ratio requirement, capital or liquidity requirement or analogous requirement (including any capital or liquidity requirements) of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or Letters of Credit or the funding of the Eurocurrency Loans, such additional costs or reduced rate of return (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs or reduced rate of return allocated to such Commitment or Loan or Letters of Credit by such Lender or Issuing Bank or its holding company (as determined by the Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan or Letters of Credit, provided the Parent shall have received at least 15 days’ prior notice of such additional costs from such Lender or Issuing Bank. If such Lender or Issuing Bank fails to give notice 15 days prior to the relevant Interest Payment Date, such additional costs shall be due and payable 15 days from receipt of such notice.

(c) Delay in Requests. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the Parent and the applicable Borrower shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank notifies the Parent of the Change in Law or other factor giving rise to such increased costs or reductions and of such Lender’s or such Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law or other factor giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.13 Illegality. Notwithstanding any other provision of this Agreement, (a) if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other governmental authority shall assert that it is unlawful, for any Lender or Issuing Bank to perform its obligations hereunder or to fund any Loans or issue or maintain any Letter of Credit (including without limitation any action in accordance with or as contemplated by the EU Bank Recovery and Resolution Directive (2014/59/EU) or any successor thereto (collectively, the “BRRD”)) or (b) if as a result of any merger, consolidation, amalgamation or acquisition by or of the Parent or any Subsidiary with, into or of another Person it is or becomes unlawful due to group or company lending limitations or other similar limitations under Israeli law (or rule, regulation or interpretation thereof or any rules, regulations or interpretations of the Bank of Israel) for any Lender or Issuing Bank to perform its obligations hereunder or to fund any Loans or issue or maintain any Letter of Credit (each of clauses (a) and (b), an “Illegality”), then (x) such Lender shall promptly notify the Parent upon becoming aware of that event and the Commitment of such Lender will be immediately cancelled and (y) each applicable Borrower shall repay the Loans granted to it by such Lender on the last day of the Interest Period for each Loan occurring after such Lender has notified the Borrower or, if earlier, the date specified by such Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law) and shall use its best efforts to procure the release of each Letter of Credit issued by such Issuing Bank upon its request (in the case of clause (b) above, only to the extent required to cure such Illegality); provided that if such Illegality is solely in connection with the making, maintaining or continuing to fund Eurocurrency Loans and can be cured by the provisions in the remainder of this sentence, then, on notice thereof and demand therefor by such Lender to the applicable Borrowers, (i) (x) in the case of Eurocurrency Loans denominated in Dollars, each such Eurocurrency Loan will automatically, upon such demand, convert into an ABR Loan, and (y) in the case of Eurocurrency Loans denominated in Euro, the applicable Borrower may, at its discretion, either prepay such Euro-denominated Loan or keep such Euro-denominated Loan outstanding, with the applicable LIBO Rate or EURIBO Rate applicable thereto be determined as set forth in Section 2.11, and (ii) the obligation of the Lender to make, or to convert Loans into, Eurocurrency Loans shall be suspended, in each case until such Lender has determined that the circumstances causing such suspension no longer exist.

Section 2.14 Break Funding Payments. In the event of (a) the payment of any principal of any Eurocurrency Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or any mandatory prepayment hereunder), (b) the conversion of any Eurocurrency Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Revolving Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.08(b) and is revoked in accordance therewith), or (d) the assignment of any Eurocurrency Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.17, then, in any such event, the applicable Borrower shall compensate each Lender for the loss, cost and expense (excluding loss of anticipated profits) attributable to such event. A certificate of any Lender setting forth, in reasonable detail showing the computation thereof, any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Parent and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt, if such certificate complies herewith. For the avoidance of doubt, in the event that amounts have been funded by Lenders to the Administrative Agent and there is a failure to borrow the Loan as set forth in sub-clause (c) above, the Administrative Agent shall return the funds to the Lenders as soon as reasonably practicable. Without affecting the obligations of the Borrowers in this paragraph, if, for any reason, the Administrative Agent is not able to return funds on the day of cancellation, the Administrative Agent shall not be liable for any costs, fees, or expenses related to the funding of the loan overnight.

Section 2.15 Taxes

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes (including any Other Taxes). If any Loan Party shall be required to deduct any Indemnified Taxes (including any Other Taxes) from or in respect of any sum payable hereunder or under any other Loan Document, if any, to the Administrative Agent or any Lender or Issuing Bank, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15) the Administrative Agent or Lender or Issuing Bank, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Loan Party shall make such deductions and (iii) such Loan Party shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law. It is understood and agreed that the provisions of this Section 2.15(a) shall not apply to any amounts that are subject to the increased rate provisions of Section 2.10(f), so long as such increased rates are actually paid to the Administrative Agent, any Lender or any Issuing Bank pursuant to Section 2.10(f) (and provided there shall be no requirement for a payment of the same amount twice to the extent otherwise compensated or paid or for amounts that would otherwise be excluded under Section 2.10(f)).

(b) Payment of Other Taxes by the Loan Parties. Without limiting the provisions of paragraph (a) above, each Loan Party shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Indemnification by Loan Parties. The applicable Loan Party shall indemnify the Administrative Agent and each Lender and Issuing Bank, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender or Issuing Bank, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to a Loan Party by a Lender or Issuing Bank (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or Issuing Bank, shall be conclusive absent manifest error. It is understood and agreed that the provisions of this Section 2.15(c) shall not apply to any amount paid to the Administrative Agent, any Lender or any Issuing Bank pursuant to Section 2.10(f) (and provided there shall be no requirement for a payment of the same amount twice to the extent otherwise compensated or paid or for amounts that would otherwise be excluded under Section 2.10(f)).

(d) Indemnification by the Lenders and Issuing Bank. Each Lender and Issuing Bank shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender or Issuing Bank (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 11.05(d) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender or Issuing Bank by the Administrative Agent shall be conclusive absent manifest error. Each Lender and Issuing Bank hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(e) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the applicable Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f) Status of Lenders. Any Lender or Issuing Bank, if requested by any Borrower or the Administrative Agent, in writing, shall deliver such documentation prescribed by applicable law or reasonably requested by such Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Lender or Issuing Bank is subject to backup withholding, deduction at source or information reporting requirements or as would be necessary for such Borrower to obtain or apply for an authorization or exemption to make a payment hereunder without a tax deduction or withholding (or at a reduced rate), including the provision of a residency certificate, if reasonably requested by such Borrower, provided, however, that no Lender nor Issuing Bank shall be required to file any tax returns, provide copies of tax returns it has otherwise filed, or provide documentation that would be more burdensome than providing certifications on Internal Revenue Service Forms W-8ECI, W-8BEN, W-8BEN-E and W-9, as applicable, in order to be in compliance with its obligations under this paragraph.

Notwithstanding anything to the contrary in this paragraph, the completion, execution and submission of such documentation shall not be required (other than Internal Revenue Service Forms W-8ECI, W-8BEN, W-8BEN-E and W-9 or any substantially similar successor form) if in the Lender’s or Issuing Bank’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

If a payment made to a Lender or Issuing Bank under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender or Issuing Bank shall deliver to a Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the applicable Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the applicable Borrower or the Administrative Agent as may be necessary for the applicable Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender or Issuing Bank has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this paragraph (f), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(g) Treatment of Certain Refunds. If the Administrative Agent, any Issuing Bank or a Lender determines in its sole discretion that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts pursuant to this Section, it shall promptly after such determination pay to such Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent, such Issuing Bank or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that such Borrower, upon the request of the Administrative Agent, such Issuing Bank or such Lender, agrees to repay the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender or such Issuing Bank in the event the Administrative Agent or such Lender or such Issuing Bank is later required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require the Administrative Agent, or any Lender or any Issuing Bank to make available its tax returns (or any other information relating to its taxes that it deems confidential) to such Borrower or any other Person.

(h) Value Added Tax.

(i) All consideration or other payments or amounts expressed to be payable under a Loan Document by any Loan Party to a Lender or Administrative Agent shall be deemed to be exclusive of any VAT. If VAT is to be added under applicable law to any consideration or other payments or amounts to be paid by any Loan Party in connection with a Loan Document, that Loan Party shall pay to the Lender or Issuing Bank or Administrative Agent or the relevant tax authority, as the case may be (in addition to and at the same time as paying the consideration or other payments or amounts), an amount equal to the amount of the VAT.

(ii) Where a Loan Document requires any Loan Party to reimburse a Lender, Issuing Bank or Administrative Agent for any costs or expenses, that Loan Party shall also at the same time pay and indemnify the Lender, Issuing Bank or the Administrative Agent, as the case may be, against all VAT incurred by the Lender, Issuing Bank or the Administrative Agent, as the case may be, in respect of the costs or expenses to the extent that the Lender, Issuing Bank or the Administrative Agent, as the case may be, is not entitled to credit or repayment of the VAT.

(iii) If any Loan Party shall be required to deduct VAT from or in respect of any sum payable hereunder or under any other Loan Documents, if any, to the Administrative Agent or any Lender, Issuing Bank, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15(h)) the Administrative Agent or such Lender, Issuing Bank receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Loan Party shall make such deductions and (iii) such Loan Party shall pay the full amount deducted to the relevant Governmental Authority in accordance with the applicable law.

Section 2.16 Payments Generally; Pro Rata Treatment; Sharing of Set-offs

(a) Each Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, reimbursement obligations in respect of LC Disbursements, or of amounts payable under Section 2.12, 2.13, 2.14, 2.15 or 11.04 or otherwise) prior to 1:00 p.m., New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent in accordance with account instructions as provided to the Parent from time to time by the Administrative Agent, except payments to be made directly to any Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.12, 2.13, 2.14, 2.15 and 11.04 shall be made directly to the Persons entitled thereto. Each payment by a Borrower of interest in respect of the Loans shall be applied to the amounts of such obligations owing to the Lenders pro rata according to the respective amounts borrowed from and then owing to the applicable Lenders. Each payment on account of principal of the Loans shall be allocated among the Lenders pro rata based on the respective outstanding principal amount of the Loans borrowed from and held by the applicable Lenders. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof; provided that at the Parent’s election in connection with any prepayment of any Revolving Loans pursuant to Section 2.08, such prepayment shall not, so long as no Default or Event of Default then exists, be applied to any Revolving Loan of a Defaulting Lender. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars, except that payments of interest and principal on Alternate Currency Loans shall be paid in Euro.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender (including any Issuing Bank) shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in Swingline Loans, if applicable, resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans or participations in Swingline Loans, if applicable, and accrued interest thereon, than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in Swingline Loans, if applicable, of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in Swingline Loans, if applicable; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Parent or a Borrower pursuant to and in accordance with the express terms of this Agreement (including without limitation Section 2.17(b)) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Parent, a Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). Each of the Parent and the Borrowers consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to this subsection (c) may exercise against the Parent and the Borrowers’ rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Parent and the Borrowers in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from a Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders (including any Issuing Bank) hereunder that such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the applicable Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04, 2.16(d) or 11.04(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

(f) Notwithstanding anything to the contrary contained herein, the provisions of the preceding Sections 2.16(a) and (c) shall be subject to the express provisions of this Agreement which require, or permit, differing payments to be made to Non-Defaulting Lenders as opposed to Defaulting Lenders.

Section 2.17 Mitigation Obligations; Replacement of Lenders. (a) If (x) any Lender requests compensation under Section 2.12, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15 or 2.10(f) (in each case, other than in respect of the original Lenders set forth on Schedule 2.01 as of the Effective Date and their respective Affiliates and Approved Funds), or (y) any Lender provides notice of the occurrence of an Illegality in accordance with Section 2.13, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.15, as the case may be, in the future (or eliminate such Illegality in the case of (y) above) and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If:

(i) any Lender requests compensation under Section 2.12 or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15 (other than in respect of the original Lenders set forth on Schedule 2.01 as of the Effective Date and their respective Affiliates and Approved Funds), and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 2.17(a),

(ii)	any Lender becomes a Defaulting Lender,

(iii)	any Lender fails to approve an amendment, waiver or other modification to this Agreement that requires the approval of all Lenders and at least the Required Lenders have approved such amendment, waiver or other modification or,

(iv)	the Parent requests with respect to any Lender which ceases to qualify as Creditworthy Entity and the Required Lenders (for this purpose, determined as if the Credit Exposure and unused Commitments of such Lender were zero) consent in writing to such request, then the Parent may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, either:

(x) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 11.05), all its interests, rights and obligations under this Agreement to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment) (provided that such assigning Lender may require that prior to or concurrent with such assignment or delegation it is reimbursed on all unreimbursed LC Disbursements owned to it as an Issuing Bank and all outstanding Letters of Credit issued by it as an Issuing Bank are either cancelled and returned or cash collateralised at 105% of the LC Exposure of such Lender in its capacity as Issuing Bank (in respect of Letters of Credit issued by it) on terms reasonably satisfactory to such Lender); or

(y) terminate in full the Commitments and other obligations of such Lender hereunder (without providing a replacement Lender thereof) and repay in full to such Lender (through the Administrative Agent) all Loans, unreimbursed LC Disbursements and other outstanding amounts owed to it under the Loan Documents and cancel and return to such Lender all outstanding Letters of Credit issued by such Lender or Affiliate thereof in the capacity as an Issuing Bank, if applicable, (in each case, notwithstanding the pro rata provisions of Section 2.16(c)) and effect a reduction in total aggregate outstanding Commitments of the remaining Lenders by an amount equal to the terminated Commitment of such Lender, at which point such Lender shall be released from all obligations hereunder (provided that if any Swingline Loans are then outstanding, such termination of Commitments under this clause (y) may only occur if the Swingline Lender in its sole discretion has approved the termination of such Commitments, which approval may in its sole discretion require repayment by a Borrower of all or a portion of such Swingline Loan or the provision of cash collateral on terms and in amounts satisfactory to the Swingline Lender) and provided further that if any Letters of Credit issued by other Issuing Banks are then outstanding or if at such time there are any unreimbursed LC Disbursements made by other Issuing Banks, such termination of Commitments under this clause (y) may only occur if each such other Issuing Bank in its sole discretion has approved thereof (which approval may in its sole discretion require cancellation and termination of all or a portion of such Letter of Credit or the provision of cash collateral on terms and in amounts satisfactory to such Issuing Bank) and provided further that such Lender’s rights under Sections 2.12, 2.14, 2.15 and 11.04, and its obligations under Section 11.04(d) shall survive such release and discharge under this clause (y) as to matters occurring prior to such date; provided further, however, that if pursuant to this clause (y), the Borrowers shall pay to a Lender any principal of, or interest accrued on, the Loans owing to such Lender, then the Borrowers shall either (I) confirm to the Administrative Agent that, in the case of clauses (i), (iii) or (iv), no Default or Event of Default under Section 7.01(a), (b), (g), (h) or (i) has occurred and is then continuing and, in the case of clause (ii), no Default or Event of Default has occurred and is then continuing or (II) pay or cause to be paid a ratable payment of principal and interest and other amounts to all other Lenders);

provided that, in all cases under this Section 2.17(b), (i) the applicable Borrower shall have received the prior written consent of the Administrative Agent, each Issuing Bank and the Swingline Lender, which consent shall not unreasonably be withheld (except as set forth in clause (y) above), (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, funded LC Disbursements and participations in Swingline Loans (as applicable), accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.14), from the assignee (if assigned) (to the extent of such outstanding principal and accrued interest and fees) or the applicable Borrower (in the case of all other amounts and in the case when not so assigned), (iii) in the case of any such assignment or termination resulting from a claim for compensation under Section 2.12 or resulting from any requirement of the applicable Borrower to pay any additional amount pursuant to Section 2.15, such assignment or termination will result in a reduction in such compensation or payments and (iv) in the case of any such assignment under Section 2.17(b)(iii), the applicable assignee shall have consented to the applicable amendment, waiver or consent. A Lender shall not be required to make any such assignment and delegation or termination, as the case may be, if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the applicable Borrower to require such assignment and delegation or termination, as the case may be, cease to apply.

Section 2.18 Swingline Loans.

(a) Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to the Borrowers from time to time during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding (x) 10% of the Aggregate Commitments or (y) prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), US$300,000,000 or (ii) the sum of the total Credit Exposures exceeding the total Revolving Commitments, provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Swingline Loans. All Swingline Loans shall at all times be ABR Loans and shall be denominated in Dollars.

(b) To request a Swingline Loan, the relevant Borrower shall give notice to the Administrative Agent of such request, not later than 11:00 a.m., New York City time, on the date of the proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date of the proposed Swingline Loan and amount of the requested Swingline Loan. Upon receipt of such notice, the Administrative Agent shall promptly notify the Swingline Lender of the aggregate amount of such proposed borrowing. Not later than 2:00 p.m., New York City time, on the Borrowing Date specified in such notice the Swingline Lender shall make such Swingline Loan available to the applicable Borrower in funds immediately available at such account located in the United States as may be directed by such Borrower. Each Borrowing pursuant to this Section 2.18 shall be in a minimum principal amount of US$10,000,000 and integral multiples of US$5,000,000 above such amount.

(c) The Swingline Lender may by written notice given to the Administrative Agent not later than 12:00 noon, New York City time, on any Business Day, require the Lenders to acquire participations not later than 11:00 a.m., New York City time on the immediately succeeding Business Day, in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Lender, specifying in such notice such Lender’s Applicable Percentage of such Swingline Loan or Swingline Loans. Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Applicable Percentage of such Swingline Loan or Swingline Loans. Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.04 with respect to Revolving Loans made by such Lender (and Section 2.04 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders. The Administrative Agent shall notify the relevant Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the relevant Borrower (or other party on behalf of such Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear, provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the relevant Borrower for any reason. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve any Borrower of any default in the payment thereof.

(d) Notwithstanding anything to the contrary contained in this Section 2.18, the Swingline Lender shall not make any Swingline Loan after it has received written notice from the Parent, any other Loan Party or the Required Lenders stating that a Default or an Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice (A) of rescission of all such notices from the party or parties originally delivering such notice or notices or (B) of the waiver of such Default or Event of Default by the Required Lenders.

Section 2.19 Letters of Credit General. (a) Subject to the terms and conditions set forth herein, any Borrower may request any Lender (in the capacity as an Issuing Bank) to issue Letters of Credit, denominated in either US dollars or Euro, for the account of such Borrower, in a form (together with (i) a LC Request (as defined below) and (ii) any form of letter of credit application or other customary ancillary documentation relating to any such Letter of Credit (including without limitation all applicable documentation and other information that the Issuing Bank or the Administrative Agent has requested under Section 11.17 in connection therewith in form and substance satisfactory to such Lender Party, acting reasonably)) reasonably acceptable to the Administrative Agent and such Issuing Bank, at any time and from time to time during the Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the applicable Borrower to, or entered into by the applicable Borrower with, such Issuing

Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. Unless otherwise expressly agreed by the Issuing Bank and the Borrower when a Letter of Credit is issued, to the extent appropriate, the rules of the ISP or UCP, as determined by the applicable Issuing Bank, shall apply to each Letter of Credit. Unless the applicable Issuing Bank and Borrower agree otherwise, no Letter of Credit shall be in an initial face amount of less than the Dollar Equivalent of US$5,000,000.

No Lender in its capacity as Issuing Bank shall issue, and no Borrower shall request the issuance of, any Letter of Credit at any time if after giving effect to such issuance (the “LC Cap”) (i) the LC Exposure of such Lender would exceed the LC Commitment of such Lender (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), 10% (or the Agreed LC Percentage if different) of such Lender’s pro rata portion of US$3,000,000,000 (based on such Lender’s Commitments relative to the Aggregate Commitments)), (ii) the Credit Exposure of such Lender in its capacity as Issuing Bank would exceed the Revolving Commitments of such Lender (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), 10% (or the Agreed LC Percentage if different) of such Lender’s pro rata portion of US$3,000,000,000 (based on such Lender’s Commitments relative to the Aggregate Commitments)), (iii) the total aggregate Credit Exposure of all Lenders would exceed the total Revolving Commitments of all Lenders (or, prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), US$3,000,000,000) or (iv) the total LC Exposure of all Lenders would exceed (x) 10% of the Aggregate Commitments or (y) prior to the Acquisition Closing Event (if the Aggregate Commitments at such time are in excess of US$3,000,000,000), US$300,000,000. For purposes of this Agreement, the “LC Commitment” means with respect to any Lender at any time, 10.0% or such greater percentage as may be agreed to in accordance with the immediate subsequent proviso (the “Agreed LC Percentage”) of the Revolving Commitment of such Lender, provided that if the Lender and Parent agree in writing, a copy of which is delivered to the Administrative Agent, such amount may be increased to up to 100% of its total available Revolving Commitment (as determined by such Lender and Parent, it being understood that the consent of other Lenders is not required for such Lender to increase such percentage).

(b) If any Lender in its capacity as Issuing Bank has any LC Exposure, the amount of its (or, in the case of any Issuing Bank that is the Affiliate of a Lender in accordance with the definition of “Issuing Bank”, the amount of such Lender’s) Revolving Commitment (and accordingly the total aggregate Revolving Commitments, but not the individual Revolving Commitments of any other Lenders) available for Revolving Loans shall be deemed utilized by the amount of such LC Exposure at such time (and for the avoidance of doubt, if and when such LC Exposure is reduced (either as a result of cancellation of a Letter of Credit or due to the receipt of reimbursement for an LC Disbursement) then at such time the amount of such Lender’s Revolving Commitment equal to such reduced LC Exposure shall be deemed to be no longer utilized).

(c) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the applicable Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension but in no event later than the applicable LC Notice Time) (i) a notice substantially in the form of Exhibit H (or any other form approved by the applicable Issuing Bank) (each an “LC Request”) requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (d) of this Section 2.19), the amount and currency of such Letter of Credit, the name and address of the beneficiary thereof and (ii) such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on the applicable Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the applicable Borrower and Parent shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, the LC Cap set forth in paragraph (a) above is not exceeded. The making of each request to issue, amend, renew or extend a Letter of Credit shall be deemed to be a representation and warranty by the applicable Borrower and the Parent that such Letter of Credit may be issued in accordance with, and will not violate the requirements of, this Section 2.19 and that such issuance, amendment, renewal or extension does not breach the LC Cap in paragraph (a) above, and that the conditions specified in Section 4.01 or 4.02 (or 4.03, if applicable), as the case may be, are satisfied in full. Notwithstanding anything to the contrary contained above or elsewhere in this Agreement, in no event shall any Issuing Bank be under any obligation to issue any Letter of Credit if at the time of such issuance (i) any order, judgment or decree of any governmental authority or arbitrator shall purport by its terms to enjoin or restrain such Issuing Bank from issuing such Letter of Credit or any requirement of law applicable to such Issuing Bank or any request or directive (whether or not having the force of law) from any governmental authority with jurisdiction over such Issuing Bank shall prohibit, or request that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction or reserve or capital requirement (for which such Issuing Bank is not otherwise promptly compensated by the Borrower) not in effect on the date hereof, or any unreimbursed loss, cost or expense which was not applicable, in effect or known to such Issuing Bank as of the date hereof and which such Issuing Bank reasonably and in good faith deems material to it; or (ii) a condition or representation set forth in this Section 2.19 is not satisfied or is not accurate; or (iii) a Lender Default exists with respect to any Lender, unless such Issuing Bank has entered into arrangements satisfactory to it and the Borrower to eliminate such Issuing Bank’s risk with respect to the Lender which is the subject of the Lender Default, including by cash collateralizing such Lender’s Applicable Percentage of the LC Exposure. If any Israel based Lender is asked or required to issue a Letter of Credit as an Issuing Bank, to the extent required under Israeli or Bank of Israel law, rule or regulation or interpretation thereof or any internal compliance policy of such Lender, it shall be entitled to require the applicable Borrower to establish a bank account with such Lender (or an Affiliate thereof) prior to the issuance of such Letter of Credit, on customary terms and conditions, which bank account may at any or all times have a balance of zero. For the avoidance of doubt, each Issuing Bank shall notify the Administrative Agent of each Letter of Credit issued by it (and each amendment or modification thereof) and its LC Exposure in respect thereof and the name of the applicable Borrower in respect thereof and each Lender shall be entitled to request from time to time (at reasonable intervals) from the Administrative Agent to be advised of the total LC Exposure amount at such time.

(d) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is 30 days prior to the Maturity Date.

(e) Reimbursement. If the applicable Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the applicable Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon, New York City time, on (i) the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m., New York City time, on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon, New York City time, on the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m., New York City time, on the day of receipt, or (ii) the Business Day immediately following the day that such Borrower receives such notice, if such notice is not received prior to such time on the day of receipt; provided that, if such LC Disbursement is not less than US$500,000, such Borrower may, subject to the conditions to borrowing set forth herein, request (and, if such Borrower fails to reimburse such LC Disbursement when due, such Borrower shall be deemed to have requested) in accordance with Section 2.18 or 2.19 that such LC Disbursement be repaid to the applicable Issuing Bank with the net proceeds of an ABR Borrowing of Revolving Loans or a Swingline Loan in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing of Revolving Loans or a Swingline Loan (and the time for reimbursement of such LC Disbursement shall automatically be extended to the Business Day following such request or deemed request). If such Borrower fails to make such payment when due, the Administrative Agent shall notify each Lender that an Issuing Bank has made such applicable LC Disbursement, the payment then due from such Borrower in respect thereof and such Lender’s Applicable Percentage thereof (but for purposes of this Section 2.19(e), only up to the amount of such Lender’s unutilized Commitment (whether actual or deemed)). For purposes of calculating such Applicable Percentage (but only for purposes of this Section 2.19(e)), the Revolving Commitment of the Issuing Bank in its capacity as a Lender shall be such amount as its Revolving Commitment would be immediately after giving effect to the full reimbursements contemplated in this Section 2.19(e) in respect of the applicable Letter of Credit. Promptly following receipt of such notice, each Lender (including the Issuing Bank) shall unconditionally pay to the Administrative Agent its Applicable Percentage (as calculated in the preceding two sentences) of the payment then due from such Borrower, with each such payment to be made in immediately available funds to the Administrative Agent at its New York office specified in Section 11.01, and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from such Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear. If any Lender shall not have made its Applicable Percentage of such LC Disbursement available to the Administrative Agent as provided above, each of such Lender and such Borrower severally agrees to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with the foregoing to but excluding the date such amount is paid, to the Administrative Agent for the account of the applicable Issuing Bank at (i) in the case of such

Borrower, the rate per annum set forth in Section 2.19(h) and (ii) in the case of such Lender, at a rate determined by the Administrative Agent in accordance with banking industry rules or practices on interbank compensation. All payments made pursuant to this Section 2.19(e) shall be in the Approved Currency in which the LC Disbursement giving rise to such payment is denominated.

(f) Obligations Absolute. The Borrowers’ several obligations to reimburse LC Disbursements as provided in paragraph (e) of this Section 2.19 shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any force majeure or other event that under any rule of law or uniform practices to which any Letter of Credit is subject (including Section 3.14 of ISP 98 or any successor publication of the International Chamber of Commerce) permits a drawing to be made under such Letter of Credit after the stated expiration date thereof or of the Commitments or (v) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.19, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder. Neither the Administrative Agent, the Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance, amendment, renewal, extension or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the applicable Issuing Bank, provided that the foregoing shall not be construed to excuse such Issuing Bank from liability to the applicable Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by any Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence, or wilful misconduct on the part of the applicable Issuing Bank (as finally determined by a court of competent jurisdiction in a non-appealable judgement), the applicable Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented that appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The applicable Issuing Bank shall promptly notify the Administrative Agent and the applicable Borrower in writing of such demand for payment and whether the applicable Issuing Bank has made or will make an LC Disbursement thereunder, provided that any failure to give or delay in giving such notice shall not relieve the applicable Borrower of its obligation to reimburse the applicable Issuing Bank and the Lenders with respect to any such LC Disbursement in accordance with paragraph (e) of this Section 2.19.

(h) Interim Interest. If the applicable Issuing Bank shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full by 12:00 noon, New York City time on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the applicable Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Loans, provided that, if the applicable Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section 2.19, then Section 2.10(b) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section 2.19 to reimburse the applicable Issuing Bank shall be for the account of such Lender to the extent of such payment, and shall be payable on demand or, if no demand has been made, on the date on which the Borrower reimburses the applicable LC Disbursement in full.

(i) Replacement of the Issuing Bank. The applicable Issuing Bank may be replaced at any time by written agreement among the applicable Borrower, the Administrative Agent, such Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of such Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.09(d). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the applicable Borrower receives notice from any Issuing Bank with an outstanding Letter of Credit or LC Exposure, the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders whose aggregate Applicable Percentages of the total LC Exposure represents greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, such Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash equal to 105% of the total LC Exposure as of such date plus any accrued and unpaid interest thereon, provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to a Borrower described in paragraph (g) or (h) of Section 7.01. Each applicable Borrower also shall deposit cash collateral pursuant to this paragraph as and to the extent required by Sections 2.08(a) and (c) and Section 2.20. Each such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the applicable Borrower under this Agreement and each such Borrower hereby grant the Administrative Agent a security interest in respect of each such deposit and the collateral account in which such deposits are held. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at each applicable Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the applicable Issuing Bank for LC Disbursements attributable to the applicable Borrower for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the applicable Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders whose aggregate Applicable Percentages of the total LC Exposure represents greater than 50% of the total LC Exposure) unless all Letters of Credit have expired and all LC Disbursement have been repaid in full), be applied to satisfy other obligations of such Borrower under this Agreement (or, in the case of any such account in respect of Letters of Credit or LC Exposure attributable to the Parent, to satisfy other obligations of any Borrower). If any Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to such Borrower within three Business Days after all Events of Default have been cured or waived. If any Borrower is required to provide an amount of cash collateral hereunder pursuant to Section 2.20, such amount (to the extent not applied as aforesaid or otherwise required to be applied or held as cash collateral in accordance herewith or with such Section 2.20) shall be returned to such Borrower as promptly as practicable to the extent that, after giving effect to such return, no Issuing Bank shall have any exposure in respect of any outstanding Letter of Credit that is not fully covered by the Commitments of the Non-Defaulting Lenders and/or the remaining cash collateral and no Event of Default shall have occurred and be continuing.

(k) LC Exposure Determination. For all purposes of this Agreement, the amount of a Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases (other than any such increase consisting of the reinstatement of an amount previously drawn thereunder and reimbursed), whether or not such maximum stated amount is in effect at the time of determination.

Section 2.20 Defaulting Lenders. (a) Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i) fees shall cease to accrue on any Commitment of such Defaulting Lender pursuant to Section 2.09(a) for any period during which that Lender is a Defaulting Lender;

(ii) such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders and Section 11.03; and

(iii) any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender and whether such payment is voluntary or mandatory, at maturity, pursuant to Article VII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 11.09 shall, in lieu of being distributed to or applied or held by such Defaulting Lender, subject to any applicable requirements of law, be applied by the Administrative Agent, in the following order of priority: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to each Issuing Bank and the Swingline Lender hereunder; third, to fund on a pro rata basis any cash collateral to cover fronting exposure contemplated pursuant to this Section 2.20 in respect of Swingline Loans or LC Exposure; fourth, as the Parent may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Parent, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of such Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders, the Issuing Banks or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any of the foregoing against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement (pro rata among all such amounts owed and only to the extent the applicable Lenders, Issuing Bank and/or Swingline Lender have provided written notice to the Administrative Agent of such judgment (with sufficient evidence thereof) (and written request to apply amounts otherwise payable to such Defaulting Lender in accordance with this sub-clause) at least 10 Business Days prior to the Administrative Agent having otherwise applied such amounts pursuant to any of the subsequent provisions of this paragraph (or such shorter time as may be acceptable to the Administrative Agent in its sole discretion)); seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to any Borrower as a result of any judgment of a court of competent jurisdiction obtained by such Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement (only to the extent such Borrower has provided written notice to the Administrative Agent of such judgment (with sufficient evidence thereof) (and written request to apply amounts otherwise payable to such Defaulting Lender in accordance with this clause) at least 10 Business Days prior to the Administrative Agent having otherwise applied such amounts pursuant to any of the subsequent provisions of this paragraph (or such shorter time as may be acceptable to the Administrative Agent in its sole discretion)); and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share and such Loans or LC Disbursements were made at a time when the conditions set forth in Sections 4.01 and 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to such Defaulting Lender until such time as all Loans are held by the Lenders pro rata in accordance with the Commitments (or, if the Aggregate Commitments have terminated, as last in effect). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this paragraph shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(b) With respect to any Defaulting Lender, if any Swingline Exposure or LC Exposure exists at the time such Lender becomes a Defaulting Lender, all or any part of such Swingline Exposure and LC Exposure shall be reallocated among the Lenders that are Non-Defaulting Revolving Credit Lenders in accordance with their respective Applicable Percentages but only to the extent that (w) the sum of the Credit Exposures of all Non-Defaulting Lenders plus such Defaulting Lender’s Swingline Exposure and LC Exposure does not exceed the aggregate amount of all Non-Defaulting Lenders’ Commitments, (x) immediately following the reallocation to a Non-Defaulting Lender, the Credit Exposure of such Lender does not exceed its Revolving Commitment, (y) the conditions set forth in Section 4.02 are satisfied at such time (and, unless the Parent shall have otherwise notified the Administrative Agent at such time, the Borrowers are deemed to have hereby represented and warranted that such conditions are satisfied as of such time); and (z) no Default exists. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(c) Without relieving any Defaulting Lender with a Revolving Commitment of any of its obligations hereunder, it is agreed that, at any time where there is a Defaulting Lender with a Revolving Commitment hereunder, to the extent not fully reallocated in accordance with the reallocation provisions described above, then, upon the request of the Swingline Lender or any Issuing Bank, as the case may be, the Borrower shall (it being understood that such obligation may be satisfied (to the extent sufficient cash collateral is so funded) with cash collateral posted pursuant to Section 2.20(a)(iii) (“third”) above from amounts otherwise payable to such Defaulting Lender), both as a condition precedent to issuances of Letters of Credit and extensions of Swingline Loans and with respect to theretofore outstanding Letters of Credit and Swingline Loans, furnish to the Swingline Lender or such Issuing Bank, as the case may be, cash collateral or similar security satisfactory to the respective Swingline Lender or Issuing Bank in its sole discretion which is equal (x) in the case of Swingline Loans, to 105% of the percentages of the respective Swingline Loans which would be required to be funded by each of the Defaulting Lenders with Revolving Commitments upon the conversion of same to Loans hereunder and (y) 105% of the LC Exposure of such Issuing Bank attributable to such Defaulting Lenders. It is understood and agreed that, notwithstanding anything to the contrary contained herein or in any other Loan Document, all collateral delivered pursuant to this Section 2.20 may be held by the Swingline Lender or respective Issuing Bank as security for amounts required to be funded to it by the relevant Defaulting Lenders, and only after such amounts have been applied for such purposes shall same be available as security for other obligations hereunder. At any time where there is no Default or Event of Default in existence, if the amounts deposited pursuant to this Section 2.20 exceed the amounts described above with respect to the then outstanding Swingline Loans or Letters of Credit, the respective amounts shall be returned by the Swingline Lender or respective Issuing Bank, as the case may be, to the Borrowers or respective Defaulting Lender, as the case may be. Amounts required to be furnished pursuant to this Section 2.20 may be required by the Swingline Lender or Issuing Bank as a condition precedent to its extension of Swingline Loans or issuance of Letters of Credit, as the case may be, and with respect to any theretofore extensions of credit, shall be furnished (or caused to be furnished) by the Borrowers within two Business Days after any request by the Swingline Lender or any Issuing Bank.

(d) The rights and remedies against a Defaulting Lender under this Section 2.20 are in addition to other rights and remedies that any Borrower, the Administrative Agent, any Issuing Bank or any Lender may have against such Defaulting Lender.

(e) In the event that the Administrative Agent, each Issuing Bank, each Swingline Lender and the Parent agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure and Applicable Percentages of the LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans ratably in accordance with its Commitment (or, if the Aggregate Commitments have terminated, as last in effect) and such Lender shall no longer be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of a Borrower while that Lender was a Defaulting Lender; and provided, further, that (i) except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender and (ii) nothing under this provision shall be understood as a requirement of any Lender to fund a Defaulting Lender’s portion of any Loan.

Section 2.21 Joint and Several Liability of Borrowers.

(a) With respect to any Loans incurred by any Borrower, each of the Borrowers is accepting joint and several liability hereunder in consideration of the financial accommodation to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each of the Borrowers and in consideration of the undertakings of each of the Borrowers to accept joint and several liability for the obligations of each of them under the Loan Documents. Each of the Borrowers, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co debtor, joint and several liability with each other Borrower with respect to the payment and performance of all the obligations under the Loan Documents (the “Loan Document Obligations”), it being the intention of the parties hereto that such Loan Document Obligations are the joint and several obligations of each of the Borrowers without preferences or distinction among them. The foregoing shall apply equally to each Additional Borrower to the extent it becomes a Borrower in accordance with Section 10.01.

(b) Notwithstanding anything to the contrary set forth in this clause or any other provisions of this Agreement, it is the intent of the parties hereto that the liability incurred by the US Borrower in respect of the Loan Document Obligations of each other Borrower not constitute a fraudulent conveyance or fraudulent transfer under the provisions of any applicable law of any state or other governmental unit (“Fraudulent Conveyance”);

consequently, each Borrower, the Administrative Agent and each Lender hereby agrees that if a court of competent jurisdiction determines that the incurrence of liability by the US Borrower in respect of the Loan Document Obligations of any other Borrower would, but for the application of this sentence, constitute a Fraudulent Conveyance, such liability shall be valid and enforceable only to the maximum extent that would not cause the same to constitute a Fraudulent Conveyance and this Agreement and the other Loan Documents shall automatically be deemed to have been amended accordingly, nunc pro tunc.

(c) If and to the extent that the Swiss Borrower (or a Swiss Loan Party, in the case of subclause (y) below) is liable under the Loan Documents, including, without limitation, under this Section 2.21 and under Section 11.4 (the “Indemnity”) or under any other provision under any Loan Document for obligations of its Affiliates (other than its direct or indirect wholly-owned Subsidiaries) and that complying with such obligations would constitute a repayment of capital (Einlagerückgewähr) (including by way of a violation of the legally protected reserves (gesetzlich geschützte Reserven)) or the payment of a (constructive) dividend (Gewinnausschüttung) by the Swiss Borrower (or Swiss Loan Party, as the case may be) (the “Restricted Obligations”), the following shall apply:

(v) the aggregate liability of the Swiss Borrower for Restricted Obligations shall from time to time be limited to the Swiss Available Amount existing at that time; provided that such limitation (as may apply from time to time or not) shall not (generally or definitively) affect the Indemnity granted by the Swiss Borrower in excess thereof, but merely postpone the time of using such proceeds from enforcement of the Indemnity until such time as application towards discharging the Restricted Obligations is again permitted notwithstanding such limitation.

(w) for the purposes of the preceding paragraph (v):

“Swiss Available Amount” means, with respect to the Swiss Borrower, the maximum amount of the Swiss Borrower’s profits and reserves available from time to time for distribution as a dividend under applicable Swiss law. The Swiss Available Amount shall from time to time be calculated in accordance with, without limitation, article 675 of the Swiss Code of Obligations and shall include the equity capital surplus (including any unrestricted portion of legal general reserves, restricted reserves, retained earnings and current net profits) which is freely available (as the case may be after conversion) for distribution as a dividend to shareholders under Swiss law at the time payment is sought hereunder.

(x) immediately after having been requested to perform Restricted Obligations under the Loan Documents, the Swiss Borrower shall provide the Administrative Agent, as soon as possible, with (a) an interim balance sheet audited by the statutory auditors of the Swiss Borrower, (b) the determination by the statutory auditors of the Swiss Available Amount based on such interim audited balance sheet (such Swiss Available Amount to reflect, as the case may be, the conversion of restricted reserves into distributable reserves) and (c) a confirmation from the statutory auditors of the Swiss Borrower that the Swiss Available Amount complies with the terms of this Section 2.21 and with the provisions of Swiss corporate law which are aimed at protecting the share capital and legal reserves.

(y) in respect of Restricted Obligations, the applicable Swiss Loan Party shall:

(i) if and to the extent required by applicable law in force at the relevant time:

(A) subject to any applicable double tax treaties, deduct the Swiss Withholding Tax at the rate of 35% (or such other rate as in force at that time) from any payment made by it in respect of Restricted Obligations;

(B) pay any such deduction to the Swiss Federal Tax Administration; and

(C) notify and provide evidence to the Administrative Agent that the Swiss Withholding Tax has been paid to the Swiss Federal Tax Administration.

(ii) to the extent such deduction is made, not be required to make a gross up, indemnify or otherwise hold harmless the Loan Parties for the deduction of the Swiss Withholding Tax, notwithstanding anything to the contrary contained in the Loan Documents, unless grossing-up is permitted under the laws (I) of Switzerland and/or (II) in the case of a Curaçao Borrower which constitutes a Swiss Loan Party, Curaçao, then in force provided that this shall not in any way limit any obligations of any Loan Party (other than the Swiss Borrower) under the Loan Documents. The Parent shall use its reasonable efforts to ensure that any member of the Company, its Affiliates and group companies which is, as a result of a payment under the Loan Documents, entitled to a full or partial refund of the Swiss Withholding Tax, will, as soon as possible after the deduction of the Swiss Withholding Tax, (A) request a refund of the Swiss Withholding Tax under any applicable law (including double tax treaties) and (B) pay to the Administrative Agent upon receipt any amount so refunded.

(z) the Parent shall procure that any other action is taken as shall be reasonably required by the Administrative Agent including, without limitation, the passing of any shareholders’ resolutions to approve any payment or other performance of Restricted Obligations under the Loan Documents by the Swiss Borrower (or Swiss Loan Party, as the case may be) and the receipt of any confirmations from the Swiss Borrower’s (or Swiss Loan Party’s, as the case may be) auditors, which may be required as a matter of Swiss law in force at the time to make a payment or perform other obligations under the Loan Documents with a minimum of limitations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to the Administrative Agent, each Issuing Bank and the Lenders on each of (except as set forth below) the Signing Date, the Effective Date and the date of each Credit Extension (in each case, after giving effect to the Transactions) that:

Section 3.01 Organization; Powers. It (a) is validly existing and (if applicable) in good standing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to carry on its business as now conducted and (c) except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and (if applicable) is in good standing in, every jurisdiction where such qualification is required.

Section 3.02 Authorization; Enforceability. The Transactions are within such Loan Party’s powers and have been duly authorized by all necessary corporate and, if required, shareholder action. This Agreement has been duly executed and delivered by such Loan Party and constitutes a legal, valid and binding obligation thereof, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. All corporate and shareholder action required to make each Loan Document to which it is a party admissible in evidence in its jurisdiction of incorporation or organization have been obtained or effected and are in full force and effect.

Section 3.03 Approvals; No Conflicts.

(a) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required for the due execution, delivery and performance by such Loan Party of any Loan Document to which it is a party, or the consummation of the transactions contemplated thereby, except such as have been obtained or made and are in full force and effect.

(b) The execution, delivery and performance by such Loan Party of the Loan Documents to which it is a party and the consummation of the transactions contemplated thereby (x) do not contravene (i) such Loan Party’s organizational documents or (ii) any law applicable to such Loan Party, (y) will not violate or result in a default or require any consent or approval under any indenture, agreement or other instrument binding upon such Loan Party or its property or Subsidiaries, or give rise to a right thereunder to require any payment to be made by such Loan Party, except for violations, defaults or the creation of such rights that could not reasonably be expected to result in a Material Adverse Effect, and (z) will not result in the creation or imposition of any Encumbrance on any property of such Loan Party, except Encumbrances expressly permitted by this Agreement.

Section 3.04 Financial Condition; No Material Adverse Change.

(a) The Parent has heretofore furnished to the Lenders the Parent’s consolidated balance sheet and statements of income, shareholder’s equity and cash flows (i) as of and for the fiscal years ended December 31, 2012, 2013 and 2014, audited by and accompanied by an unqualified opinion of Kesselman & Kesselman, certified public accountants (Isr.), and (ii) as of and for the fiscal quarter and the portion of the fiscal year ended September 30, 2015. Such financial statements, and all financial statements delivered pursuant to Section 5.01(a) or (b), (A) have been prepared in accordance with GAAP and (B) present fairly and accurately in all material respects the financial position and results of operations and cash flows of the businesses of the Parent and its consolidated subsidiaries as of such dates and for such periods in accordance with GAAP, subject to the absence of footnotes in the case of the financial statements referred to in Section 3.04(a)(ii).

(b) (x) Except with respect to any event or circumstance disclosed in (i) the Parent’s SEC Documents (but excluding any disclosure in the “Risk Factors” or “Forward Looking Statements” (or equivalent) sections of any Parent SEC Document and similar statements included in any Parent SEC Document that are generic or solely forward looking in nature and any information in the Parent Disclosure Schedule) or (ii) the Parent Disclosure Schedule (including any investigation disclosed therein or the results thereof) relating to events or circumstances that occurred prior to March 24, 2015, on and as of the Effective Date (after giving effect to the Transactions), since December 31, 2014, there has been no event, change, circumstance or occurrence that individually or in the aggregate has had or could reasonably be expected to result in a Material Adverse Effect.

(y) On and as of the Effective Date (after giving effect to the Transactions), no event or circumstance disclosed in the Parent Disclosure Schedule (including any investigation disclosed therein or the results thereof) individually or in the aggregate has had or could reasonably be expected to result in a Payment Material Adverse Effect.

Section 3.05 Litigation.

(a) As of the Effective Date, except with respect to any event or circumstance disclosed in (i) the “Commitments and Contingencies – Contingent Liabilities” note (or similarly titled notes) to (x) the Parent’s annual financial statements filed with or furnished to the SEC on Form 20-F for the year ended December 31, 2014 or (y) the Parent’s quarterly financial statements filed with or furnished to the SEC on Form 6 K prior to the July 31, 2015 (but excluding in each of cases (x) and (y), any information in the Parent Disclosure Schedule) and (ii) the Parent Disclosure Schedule (including any investigation disclosed therein or the results thereof) relating to events or circumstances that occurred prior to March 24, 2015, there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Parent, threatened against or affecting the Parent or any of its Subsidiaries as to which there is a reasonable possibility of an adverse determination and that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Parent, threatened against or affecting the Parent or any of its Subsidiaries that purport to adversely affect the legality, validity and enforceability of the Loan Documents.

(b) On and as of the Effective Date (after giving effect to the Transactions), in relation to the matters disclosed in the Parent Disclosure Schedule (including any investigation disclosed therein or the results thereof), there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Parent, threatened against or affecting the Parent or any of its Subsidiaries as to which there is a reasonable possibility of an adverse determination and that would reasonably be expected, individually or in the aggregate, to result in a Payment Material Adverse Effect.

Section 3.06 Environmental Matters. It is not subject to any judicial, administrative, government, regulatory or arbitration proceeding alleging the violation of any applicable Environmental Laws, except to the extent that any such proceeding would not reasonably be expected to have a Material Adverse Effect.

Section 3.07 Disclosure. No written report, financial statement, certificate, Borrowing Request, exhibit, schedule or other written document furnished by or on behalf of such Loan Party to the Administrative Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, taken as a whole, contained or contains any material misstatement of fact or omitted or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading as of the date such information is dated or certified; provided that to the extent any such written report, financial statement, exhibit, schedule or document was based upon or constitutes a forecast or projection, each Loan Party represents only that it acted in good faith and utilized reasonable assumptions and due care in the preparation of such written report, financial statement, exhibit, schedule or document.

Section 3.08 Solvency. Such Loan Party is, and immediately after giving effect to the Transactions (including each Loan and Letter of Credit hereunder) will be, together with its consolidated Subsidiaries, Solvent.

Section 3.09 ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, would reasonably be expected to result in a Material Adverse Effect.

Section 3.10 Investment Company Status. Neither such Loan Party nor any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.11 Margin Securities. Such Loan Party is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T, U or X of the Board of Governors of the Federal Reserve System of the United States of America), and no part of the proceeds of any Loan will be used to purchase or carry any margin stock in violation of said Regulations T, U or X or to extend credit to others for the purpose of purchasing or carrying margin stock in violation of said Regulations T, U or X. Not more than 25% of the value of the assets (either of any Loan Party only or of any Loan Party and its Subsidiaries on a consolidated basis) subject to any limitation on sale, pledge or other restriction under this Agreement or subject to any restriction contained in any agreement or instrument, between any Loan Party and any Lender or any Affiliate of any Lender, relating to Indebtedness and within the scope of Section 7.01(f) of this Agreement, will be margin stock (within the meaning of Regulations T, U or X of the Board of Governors of the Federal Reserve System of the United States of America).

Section 3.12 Properties.

(a) Such Loan Party has good title to, or valid leasehold interests in, all of its real and personal property material to its business, except for defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes and except, in each case, where failure to have such title or interest, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) It owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by such Person does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 3.13 Compliance with Laws and Agreements.

(a) Except with respect to any event or circumstance disclosed in (i) the Parent’s SEC Documents (but excluding any disclosure in the “Risk Factors” or “Forward Looking Statements” (or equivalent) sections of any Parent SEC Document and similar statements included in any Parent SEC Document that are generic or solely forward looking in nature and any information in the Parent Disclosure Schedule) or (ii) the Parent Disclosure Schedule (including any investigation disclosed therein or the results thereof) relating to events or circumstances that occurred prior to March 24, 2015, such Loan Party is in compliance with all laws, regulations, orders, writs, injunctions and decrees of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except, in each case, where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b) In relation to the matters disclosed in the Parent Disclosure Schedule, such Loan Party is in compliance with all laws, regulations, orders, writs, injunctions and decrees of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except, in each case, where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Payment Material Adverse Effect.

Section 3.14 Taxes. Such Loan Party has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which such Person has set aside on its books adequate reserves in accordance with GAAP or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

Section 3.15 Pari Passu Ranking. Such Loan Party’s payment obligations under the Loan Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

Section 3.16 Permits, Etc. Except to the extent that any of the following, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) such Loan Party has all permits, consents, licenses, authorizations, approvals, entitlements and accreditations required for it lawfully to own, lease, manage or operate, or to acquire each business owned on the date hereof, leased, managed or operated, or to be acquired, by it, and (ii) no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, consent, license, authorization, approval, entitlement or accreditation, and, to the knowledge of such Loan Party, there is no claim that any such permit, consent, license, authorization, approval, entitlement or accreditation is not in full force and effect.

Section 3.17 Insurance. All material policies of insurance of any kind or nature owned by or issued to such Loan Party are in full force and effect.

Section 3.18 No Filing or Stamp Tax. Under the law of such Loan Party’s jurisdiction of incorporation it is not necessary that the Loan Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Loan Documents or the transactions contemplated by the Loan Documents (including the Transactions) (other than any such stamp, registration or similar tax that has been paid as of the Effective Date, to the extent referenced on Schedule 3.18).

ARTICLE IV

CONDITIONS

Section 4.01 Effective Date. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit on the Effective Date shall be subject solely to the prior or concurrent satisfaction or waiver of the conditions precedent set forth in this Section 4.01 (each of which (other than Sections 4.01(f), (l), (m) and (o)) (the conditions in this Section 4.01 (other than Sections 4.01(f), (l), (m) and (o)) being referred to as the “Signing Date Conditions”) shall occur on the Signing Date, it being agreed that the execution of this Agreement by the Lenders shall constitute confirmation that the foregoing Signing Date Conditions have been met):

(a) The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include fax or email pdf transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement on the Signing Date.

(b) The Administrative Agent shall have received written opinions (addressed to the Administrative Agent and the Lenders and dated the Signing Date of (i) Willkie Farr & Gallagher LLP, US counsel for the Parent and the Borrowers, (ii) (x) Tulchinsky Stern Marciano Cohen Levitski & Co., Israeli counsel to the Parent, and (y) Herzog, Fox and Neeman, Israeli counsel to the Administrative Agent (with respect to certain Israeli tax matters), (iii) Van Doorne N.V., Dutch counsel for the Parent and the Borrowers, (iv) Bär & Karrer AG, Swiss counsel to the Swiss Borrower, and (v) VanEps Kunneman VanDoorne, Curaçao counsel to Teva Curaçao I and Teva Curaçao II, with respect to this Agreement, each in usual and customary form.

(c) The Administrative Agent shall have received such documents and certificates as the Administrative Agent may reasonably request relating to (i) the organization and existence of each Loan Party, and (ii) the authorization of any relevant Transactions and any other legal matters relating to each Loan Party, and this Agreement, each in usual and customary form.

(d) The Administrative Agent shall have received each promissory note requested by a Lender pursuant to Section 2.07(e), each duly completed and executed by the Borrower.

(e) The Administrative Agent shall have received a certificate of the Secretary or Assistant Secretary or the managing board of each Borrower certifying the names and true signatures of the officers of each Borrower authorized to sign this Agreement and the other documents to be delivered hereunder.

(f) The Administrative Agent shall have received a certificate, dated the Effective Date and signed by the Chief Financial Officer of the Parent, confirming compliance with the conditions set forth in this Section 4.01.

(g) The Original Lenders and the Administrative Agent shall have received (i) evidence that the Fee Letter and Up Front Fees Letter have been signed by each party thereto and (ii) all fees and other amounts due and payable under any Loan Document on or prior to (or substantially concurrently with) the Signing Date or Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Parent hereunder or under any other Loan Document as of the Signing Date.

(h) The Lenders and the Administrative Agent shall have received on or prior to the Signing Date documentation and information satisfactory to them, as required by bank regulatory authorities under applicable “know your customer” and Anti-Money Laundering Laws, including the U.S. Patriot Act and OFAC and other applicable Sanctions regulations.

(i) The Administrative Agent shall have received evidence of the Process Agent (as defined in Section 11.10(d)) appointment and acceptance thereof.

(j) [Reserved]

(k) [Reserved]

(l) No Change of Control or Illegality shall have occurred.

(m) The Lenders shall have received a certificate from the Chief Financial Officer of the Parent as to the solvency of the Parent and Borrowers as of the Effective Date in the form of Exhibit G.

(n) [Reserved]

(o) The Administrative Agent shall have received evidence of notices of cancellation and termination of the Existing Revolving Credit Facility and repayments of all amounts outstanding thereunder, if any, and termination of any outstanding letters of credit issued thereunder, if any.

(p) The Existing JPY Loans shall have been amended in accordance with their terms to permit the Transactions (unless any such amendment has not been made due to any Lender hereunder not providing their consent), which condition the Lenders acknowledge has been satisfied as of the Signing Date.

Section 4.02 Each Credit Event. The obligation of each Lender and each Issuing Bank to make any Credit Extension to any Borrower (including the initial Credit Extension) is subject to the satisfaction of the following conditions with respect to said Borrower and the Parent:

(a) No Default or Event of Default shall have occurred and be continuing on such date nor will result from the making of such Credit Extension.

(b) Each of the representations and warranties made by any Loan Party set forth in Article III hereof or in any other Loan Document shall be true and correct on and as of the date of such Credit Extension with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct as of such earlier date.

(c) In the case of a Loan, the applicable Borrower shall have delivered a Borrowing Request in accordance with Section 2.03.

For purposes of determining compliance with the conditions specified in this Section 4.01 and 4.02, each Lender and Issuing Bank shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to each Lender and Issuing Bank unless an officer of the Administrative Agent responsible for the transactions contemplated by the Loan Documents shall have received notice from such Lender or Issuing Bank prior to the Effective Date or applicable Credit Extension date specifying its objection thereto and such Lender or Issuing Bank shall not have made available to the Administrative Agent such Lender’s ratable portion of the Loans or other Credit Extension.

Each Borrowing Request, LC Request and acceptance by a Borrower of the proceeds from such Credit Extension shall be deemed to constitute a representation and warranty by the relevant Borrower as to the matters specified in paragraphs (a) and (b) of this Section as of the date of the applicable Credit Extension.

Section 4.03 Acquisition Closing Conditions. The Acquisition Closing Conditions shall be deemed to have occurred and been satisfied when the following conditions have been satisfied in full (or waived) (the first date upon which each of the conditions below are satisfied or waived, the “Acquisition Closing Event”):

(a) No Change of Control or Illegality shall have occurred.

(b) The Lenders shall have received a certificate from the chief financial officer of the Parent as to the solvency of the Parent and Borrowers as of the Acquisition Closing Event in the form of Exhibit G.

(c) The Parent shall have delivered a Parent Acquisition Closing Confirmation which shall be designated as a “Loan Document” under this Agent and shall be true and correct in accordance with its terms.

(d) The Lenders shall have been paid any fees due on the Acquisition Closing Event in accordance with any Fee Letter.

(e)

(i) The Lenders have received a reasonably detailed “source and uses” table for the Acquisition certified by the Chief Financial Officer of the Parent.

(ii) The Parent or one or more of its Subsidiaries shall have received gross proceeds of (i) up to USD27,000,000,000 under the DCM Bridge Facility and any term loan facility which may replace a portion thereof and (ii) under the equity bridge facility for up to USD 6,750,000,000 or any financing which may replace a portion thereof, in each case for which the Parent obtained commitments on July 31, 2015, in each case, to the extent required to complete the Acquisition with any unused amounts under each such facility irrevocably cancelled.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees, expenses and other amounts payable hereunder shall have been paid in full and no Letter of Credit remains outstanding the Loan Parties covenant and agree with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 5.01 Financial Statements and Other Information. The Parent will furnish, or cause to be furnished, to the Administrative Agent:

(a) within 90 days after the end of each fiscal year of the Parent, the Parent’s audited consolidated balance sheet and related statements of income, shareholders’ equity and cash flows of the Parent and its consolidated Subsidiaries as of the end of and for such year of the Parent, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by the Parent’s independent public accountants of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Parent, the Parent’s consolidated balance sheet and related statements of income, shareholders’ equity and cash flows of the Parent and its consolidated Subsidiaries as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year of the Parent, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Parent as presenting fairly in all material respects the financial condition and results of operations and cash flows of the Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

(c) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Parent substantially in the form of Exhibit D, (i) certifying as to whether a Default or Event of Default or, to the knowledge of the Parent, any investigation, circumstance, development or other matter that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect has occurred and, if such a Default, Event of Default, investigation, circumstance, development or other matter has occurred, specifying the details thereof and the action taken or proposed to be taken with respect thereto, (ii) setting forth in reasonable detail calculations demonstrating compliance with Section 6.04 and (iii) stating whether any change in the application of GAAP has occurred since the date of the fiscal year 2014 audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Parent or any of its Subsidiaries with the SEC, or any Governmental Authority succeeding to any or all of the functions of said SEC, or with any national or foreign securities exchange, or distributed by the Parent to its equity holders generally, as the case may be; provided, however, that the Parent shall not be required to deliver to the Administrative Agent (and shall be deemed to have furnished to the Administrative Agent) such financial statement or other materials referred to in sub-clauses (a) or (b) or any other report, proxy statement and other materials if such financial statement, report, proxy statement and any other material is posted on the SEC’s website at www.sec.gov or on the Parent’s website at www.tevapharm.com (provided that in the case of financial statements referred to in (a) and/or (b) above, the Parent provides written notice to the Administrative Agent that the same has been posted on such website); and

(e) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of any Borrower, that may reasonably affect any such Borrower’s compliance with the terms of this Agreement, as the Administrative Agent or any Lender may reasonably request, provided, however, that the Parent shall not be required to deliver such information to the extent such information is posted on the SEC’s website at www.sec.gov or on the Parent’s website at www.tevapharm.com (provided that if so requested, the Parent advises such Administrative Agent or Lender where such information can be accessed on such website).

Section 5.02 Notices of Material Events.

(a) The Parent will furnish (or cause to be furnished) to the Administrative Agent prompt written notice of the occurrence of any Default or Event of Default, which notice shall be provided to the Administrative Agent and each Lender no later than 3 Business Days after any officer of such Person becomes aware or should have become aware of the same, specifying the details thereof and any action taken or proposed to be taken with respect thereto. Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer of the Parent setting forth the details of the Default or Event of Default requiring such notice and any action taken or proposed to be taken with respect thereto.

(b) The Parent will furnish (or cause to be furnished) to the Administrative Agent prompt written notice of the occurrence of any change of its Rating (but not with regard to outlook only), which notice shall be provided to the Administrative Agent and each Lender no later than 3 Business Days after any officer of such Person becomes aware or should have become aware of the same.

Section 5.03 Existence; Conduct of Business. Each Loan Party will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to (i) preserve, renew and keep in full force and effect its existence, and (ii) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, preserve, renew and keep in full force and effect its rights and privileges and the rights, licenses, permits, approvals, privileges and franchises applicable to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution expressly permitted under Section 6.01.

Section 5.04 Payment of Taxes. Each Loan Party will, and will cause each of its Subsidiaries to, pay its Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Loan Party or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

Section 5.05 Maintenance of Properties; Insurance. Each Loan Party will, and will cause each of its Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with responsible, financially sound and reputable insurance companies, insurance with respect to its properties and business.

Section 5.06 Books and Records; Inspection Rights. Each Loan Party will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities in accordance with GAAP or in accordance with the accounting standards applicable in such entity’s jurisdiction. Each Loan Party will permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice and subject to signing by such representative of customary confidentiality undertakings, at the Lenders’ expense so long as no Event of Default exists and at the Borrowers’ expense during the continuance of an Event of Default, to visit and inspect its properties, to examine and make extracts from its books and records relating to financial and other similar matters (other than materials protected by the attorney-client privilege and materials which such Person may not disclose without violation of any applicable law or a confidentiality obligation binding upon it), and to discuss its affairs, finances and condition with its directors, officers, employees, accountants or other representatives, all at such reasonable times and as often as reasonably requested. As long as no Default exists, the Lenders and/or the Administrative Agent shall use reasonable efforts to minimize the disruption of such Person’s business resulting from any such visit or inspection and shall limit any such visits or inspections under this Section 5.06 to once per fiscal year. A representative of the applicable Loan Party shall be provided a reasonable opportunity to be present at any such visit or inspection, but the actual attendance of any such representative shall not be required.

Section 5.07 Compliance with Laws. Each Loan Party will, and will cause each of its Subsidiaries to, comply with all requirements of law applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 5.08 Use of Proceeds. The proceeds of the Loans and Letters of Credit will be used by the Borrowers to refinance the Existing Revolving Credit Facility and for general corporate purposes (which, for the avoidance of doubt, may include, without limitation, acquisitions, investments and utilization in connection with any potential future U.S. commercial paper program of the Parent and its Subsidiaries, if and when such program is put in place). No part of the proceeds of any Loan or Letter of Credit will be used, whether directly or indirectly, for any purpose that entails a violation of any of the regulations of the Board of Governors of the Federal Reserve System of the United States of America, including Regulations T, U and X.

Section 5.09 Environmental Laws, Etc. Each Loan Party will, and will cause each of its Subsidiaries to, comply with all applicable Environmental Laws and governmental authorizations issued pursuant thereto, the non-compliance with which could reasonably be expected to have a Material Adverse Effect. In the event any Loan Party or any of its Subsidiaries undertakes any remedial action with respect to any Hazardous Materials, such Loan Party will, and will cause each of its Subsidiaries to, conduct and complete such remedial action in material compliance with all applicable Environmental Laws, and in accordance with the policies, orders, directions and other requirements of law of all federal, state and local Governmental Authorities except when, and only to the extent that, the liability of the applicable Loan Party and its Subsidiaries for such presence, storage, use, disposal, transportation or discharge of any Hazardous Materials is being contested in good faith by such Person or such liability could not reasonably be expected to result in a Material Adverse Effect.

Section 5.10 Ratings. The Parent shall use commercially reasonable efforts to maintain a public rating (but, for the avoidance of doubt, not any particular rating) in respect of its senior unsecured long-term indebtedness for borrowed money from each of Moody’s and S&P.

ARTICLE VI

NEGATIVE COVENANTS

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and no Letter of Credit shall remain outstanding, the Loan Parties covenant and agree with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 6.01 Fundamental Changes and Asset Sales. No Loan Party or Subsidiary will merge into or consolidate or amalgamate with (or engage in any other substantially similar transaction) any other Person, or permit any other Person to merge into or consolidate or amalgamate with (or engage in any other substantially similar transaction) it, or sell, transfer, lease or otherwise dispose (each, a “disposal” or “disposition”) of (in one transaction or in a series of transactions) any assets (whether now owned or hereafter acquired) to any Person, or liquidate or dissolve. Notwithstanding the foregoing the following, shall be permitted:

(i) if at the time thereof and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing, any Person may merge, consolidate or amalgamate (or engage in a substantially similar transaction) with any Borrower in a transaction in which the applicable Borrower is the surviving entity (provided that if a Subsidiary Borrower merges or consolidates with or into the Parent, the Parent is the surviving corporation),

(ii) any Subsidiary may merge, consolidate or amalgamate (or engage in a substantially similar transaction) with any other Person in a transaction in which the surviving entity is a wholly-owned Subsidiary (in the case of a Loan Party, subject to preceding clause (i)),

(iii) assets or equity interests of any Subsidiary may be disposed of to any other wholly-owned Subsidiary or to the Parent or by a Borrower to another Borrower or by a Borrower to a wholly-owned Subsidiary,

(iv) the Parent or any Subsidiary may dispose of assets or property to any other Person; provided, that, the aggregate book or fair market value of all assets disposed (to a Person other than the Parent, a Borrower or any other wholly-owned Subsidiary) under this clause (iv) during any fiscal year of the Parent shall not exceed 15% of the total consolidated assets of the Parent and its consolidated Subsidiaries, determined in accordance with GAAP, measured as of the last day of the immediately preceding fiscal year for which financial statements have been or were required to be delivered pursuant to this Agreement,

(v) the Parent and its Subsidiaries may dispose of inventory in the ordinary course of business,

(vi) the Parent and its Subsidiaries may transfer assets in connection with a Financing Arrangement permitted under Section 6.03,

(vii) the Parent or any Subsidiary may lease, as lessor or sublessor, or license, as licensor or sub licensor, real or personal property (other than any intellectual property) in the ordinary course of business, provided that no such lease or license shall materially interfere with the ordinary course of business of the Parent or any Subsidiary,

(viii) the Parent or any Subsidiary may liquidate or sell Cash Equivalents,

(ix) the Parent or any Subsidiary may, in the ordinary course of business, licence or sublicense intellectual property owned or held by the Parent or such Subsidiary so long as each such license is non exclusive and in the ordinary course of business,

(x) the Parent or any Subsidiary may dispose of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business and may dispose of property no longer used or useful in the conduct of the business of the Parent or any Subsidiary,

(xi) the Parent or any Subsidiary may sell Receivable Assets to a Securitization Entity in a Qualified Securitization Transaction for the fair market value thereof; provided that at no time shall more than US$1,000,000,000 prior to the Acquisition Closing Event and US$2,500,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in another currency or currencies) in fair market value of assets be subject to such Qualified Securitization Transaction,

(xii) any Subsidiary may pay dividends or make any other distribution,

(xiii) the Parent may pay cash dividends (or dividends paid in the form of common equity of the Parent) to its shareholders, to the extent lawful,

(xiv) any Subsidiary may liquidate or dissolve (with any residual assets being applied in accordance with one of the other clauses of this Section 6.01),

(xv) the Parent or any Subsidiary may consummate the Acquisition Transaction in accordance with the Acquisition Agreement, and

(xvi) the Parent or any Subsidiary may dispose of any shares of Mylan N.V. or its successors held by any of them as of July 31, 2015 and any other shares issued thereon.

Section 6.02 Fiscal Year and Accounting. (a) The Parent shall not change its fiscal year-end to a date other than December 31 and shall not make or permit any changes in accounting policies or practices which would have an effect on whether or not the Parent is in compliance with Section 6.04, without the consent of the Required Lenders, which consent shall not be unreasonably withheld or delayed, except: (i) changes that are required or permitted by GAAP, or (ii) changes permitted under sub-paragraph (b) of this Section 6.02.

(b) If at any time any change in GAAP (including without limitation as a result of the adoption of IFRS) would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Parent or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Parent shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Parent shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

Section 6.03 Negative Pledge. No Loan Party will, nor will any Loan Party permit any of its Subsidiaries to, (x) create or permit to subsist any Encumbrance over all or any of its present or future revenues or assets or (y) enter into a Financing Arrangement, except for the following (“Permitted Encumbrances”):

(a) Encumbrances imposed by law, including, without limitation, for taxes that are not yet due or, if due, are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and similar liens imposed by law arising in the ordinary course of business that do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Parent or its Subsidiaries and, if securing obligations that are overdue by more than 90 days, are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations or to obtain letters of credit to post for such purposes;

(d) deposits or Encumbrances to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment liens in respect of judgments that do not constitute an Event of Default under Section 7.01(j);

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Parent or its Subsidiaries;

(g) other liens incidental to the conduct of the business of the Parent or any Subsidiary or the ownership of the property or assets of the Parent or such Subsidiary that are not in respect of Indebtedness and do not in the aggregate materially detract from the value of such properties or assets or materially impair the use thereof in the operation of the business of the Parent or such Subsidiary;

(h) Encumbrances existing on the date hereof in connection with any Indebtedness outstanding on the date hereof and disclosed in the public filings of the Parent or on Schedule 6.03 hereof (and any Encumbrance granted as collateral for any refinancing or replacement of such Indebtedness, provided that such Encumbrance secures a principal amount of Indebtedness not in excess of the amount so disclosed (plus reasonable refinancing costs) and does not encumber any property or assets other than the property or assets to the original Encumbrance as so disclosed or improvements thereon or replacements thereof);

(i) any netting or set-off arrangement entered into by the Parent or any Subsidiary in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(j) any Encumbrance arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Parent or any Subsidiary in the ordinary course of business;

(k) any Encumbrance securing any hedging obligation of the Parent or any Subsidiary in respect of interest rate, currency exchange rates or commodity pricing hedging, swaps or similar transactions entered into in the ordinary course of business for bona fide business purposes;

(l) Encumbrances on property of a Person existing at the time such Person is merged into or consolidated with any Loan Party or any Subsidiary; (provided that such Encumbrances were not created in contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person so merged into or consolidated with such Loan Party or Subsidiary or acquired by such Loan Party or Subsidiary) and extensions, replacements and renewals thereof that do not increase the outstanding principal amount thereof that is secured by such Encumbrance as of such date and do not result in such Encumbrance extending to additional assets (other than improvements thereon or replacements thereof);

(m) Encumbrances in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(n) purchase money Encumbrances upon or in any real property or equipment acquired by any Loan Party or any Subsidiary in the ordinary course of business to secure the purchase price of such property or equipment, or Encumbrances existing on such property or equipment at the time of its acquisition (other than any such Encumbrances created in contemplation of such acquisition that were not incurred to finance the acquisition of such property) or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided, however, that no such Encumbrances shall extend to or cover any properties of any character other than the real property or equipment being acquired, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Encumbrance being extended, renewed or replaced;

(o) Encumbrances securing capital lease obligations in respect of property acquired; provided, that no such Encumbrance shall extend to or cover any assets other than the assets subject to such capitalized leases;

(p) any other Encumbrances securing obligations and other Financing Arrangements; provided that the aggregate amount of obligations and other Financing Arrangements secured in accordance with this subclause (p) shall not exceed US$1,000,000,000 prior to the Acquisition Closing Event or US$2,000,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in another currency or currencies) at any time outstanding;

(q) any Encumbrance entered into pursuant to any Loan Document;

(r) Encumbrances over any Receivable Assets subject to a Qualified Securitization Transaction; provided that the aggregate fair market value of all Receivable Assets secured in accordance with this subclause (r) shall not exceed US$1,000,000,000 prior to the Acquisition Closing Event or US$2,500,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in another currency or currencies) at any one time outstanding;

(s) Encumbrances over any shares of Mylan N.V. or its successors held by any of the Parent or its Subsidiaries as of July 31, 2015 and any other shares issued thereon; and

(t) Encumbrances over any escrow arrangements in connection with any Acquisition Financing Arrangement.

Section 6.04 Financial Covenants. The Parent shall procure that:

(a)

(x) as of the end of each Test Period ending prior to the quarter in which the Acquisition Closing Event occurs, the ratio of Total Consolidated Net Debt to EBITDA for such four quarter period (calculated as of the last day of, and for, such period) does not exceed 3.50x, and

(y) the Total Consolidated Net Debt to EBITDA for the period set forth in Column 1 below (calculated as of the last day of, and for, such period) does not exceed the ratio referred to in Column 2 below; and

(b) the Interest Cover Ratio for all Test Periods (calculated as of the last day of, and for, such period) is as set forth below:

	Column 1	Column 2

Four-quarter Test Period ending with the quarters below (Q1 being the first full fiscal quarter after the Acquisition Closing Event occurs)

(a) Total Consolidated Net Debt to EBITDA	Q1	No greater than 5.25x

	Q2	No greater than 5.25x

	Q3	No greater than 5.00x

	Q4	No greater than 5.00x

	Q5	No greater than 4.25x

	Q6	No greater than 4.25x

	Q7	No greater than 4.00x

	Q8	No greater than 4.00x

	Q9 and thereafter	No greater than 3.50x

(b) Interest Cover Ratio	The Interest Cover Ratio for any Test Period shall be not less than 3.50:1.

All the terms used in this Section 6.04 shall be calculated in accordance with the accounting principles applied in connection with the latest consolidated financial statements of the Parent required to be delivered pursuant to Section 5.01(a) or (b) (subject to Section 6.02(b)).

ARTICLE VII

EVENTS OF DEFAULT

Section 7.01 Events of Default. If any of the following events (“Events of Default”) shall occur:

(a) default shall be made in the payment of any principal of any Loan or any Reimbursement Obligation when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise except if such failure to pay is due to an administrative or technical error, Loan Party shall have three (3) days to cure such failure;

(b) default shall be made in the payment of any interest on any Loan or other fee payable under the Loan Documents, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five (5) days;

(c) (i) any representation or warranty made or deemed made by the Loan Parties in this Agreement or in any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made,

(ii) no Event of Default under paragraph (c)(i) above will occur if the failure to comply is capable of remedy and is remedied within 15 days of the Administrative Agent giving notice to a Loan Party or a Loan Party becoming aware of the failure to comply (it being understood that any materially incorrect or misleading information contained in any financial statements delivered in accordance with this Agreement or referred to in Section 3.04 cannot be so remedied);

(d) the Loan Parties shall fail to observe or perform any covenant, condition or agreement contained in Section 5.03(i) (with respect to Loan Parties), Article VI or Section 11.17(d)(y)(B);

(e) the Loan Parties shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after written notice thereof from the Administrative Agent or a Lender to any Loan Party;

(f) any Loan Party or Material Subsidiary shall (i) fail to pay any principal of or premium or interest due in respect of Material Indebtedness when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Material Indebtedness; or (ii) default in the observance or performance of any covenant or obligation contained in any agreement of such Material Indebtedness that is a default (in each case, other than a failure to pay specified in clause (i) of this subsection (f)) and such default shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect thereof is to accelerate the maturity of such Material Indebtedness or require such Material Indebtedness to be prepaid prior to the stated maturity thereof;

(g) (x) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization, stay of proceedings, freeze order (“Hakpa’at Halichim”) or other relief (including any Dutch Insolvency Event) in respect of any Loan Party or any Material Subsidiary or its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect (“Bankruptcy Law”) or (ii) the appointment of a receiver, liquidator, trustee, custodian, sequestrator, conservator, compulsory manager or similar official for any Loan Party or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 30 days or a final, not temporary or interim, unappealable order or decree approving or ordering any of the foregoing shall be entered; or

(y) without limiting the foregoing to the extent they apply to the UK Additional Borrower, any corporate action, legal proceedings or other procedure or step is taken in relation to (i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the UK Additional Borrower or (ii) a composition, compromise, assignment or arrangement with any creditor of any member of the UK Additional Borrower and, in any such case, such proceeding or petition shall continue undismissed for 30 days or a final, not temporary or interim, unappealable order or decree approving or ordering any of the foregoing shall be entered;

(h) (x) any Loan Party or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization, stay of proceedings, freeze order (“Hakpa’at Halichim”) or other relief (including any Dutch Insolvency Event) under any Bankruptcy Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (g) of this Article, (iii) apply for or consent to the appointment of a receiver, liquidator, trustee, custodian, sequestrator, conservator, compulsory manager or similar official for any Loan Party or any Material Subsidiary or for a substantial part of its assets, (iv) make a general assignment for the benefit of creditors or (v) take any action for the purpose of effecting any of the foregoing; or

(y) without limiting the foregoing to the extent they apply to the UK Additional Borrower, (i) the UK Additional Borrower is unable or admits inability to pay its debts as they fall due, (ii) the UK Additional Borrower is deemed to, or is declared to, be unable to pay its debts under applicable law, (iii) the UK Additional Borrower suspends or threatens to suspend making payments on any of its debts, (iv) the value of the assets of the UK Additional Borrower is less than its liabilities (taking into account contingent and prospective liabilities) or (v) a moratorium is declared in respect of any indebtedness of the UK Additional Borrower. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium;

(i) any Loan Party or any Material Subsidiary shall admit in writing its inability to pay its debts generally;

(j) one or more judgments for the payment of money in an aggregate uninsured amount equal to or greater than US$150,000,000 prior to the Acquisition Closing Event or US$200,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in other currencies) in excess of the amount of insurance coverage shall be rendered against any Loan Party or any Material Subsidiary or any combination thereof and the same shall remain undischarged for a period of 45 consecutive days during which execution shall not be effectively stayed, vacated or bonded pending appeal or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Loan Party or any such Material Subsidiary to enforce any such judgment for the payment of money in an aggregate uninsured amount in excess of US$150,000,000 prior to the Acquisition Closing Event or US$200,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in other currencies);

(k) one or more ERISA Events or similar event with respect to a Non-US Plan shall have occurred, which individually or in the aggregate results in liability of any Loan Party, any of its subsidiaries, or any of their respective ERISA Affiliates in excess of US$150,000,000 prior to the Acquisition Closing Event or US$200,000,000 on or after the Acquisition Closing Event (in each case, or its equivalent in other currencies) during the term hereof; or

(l) this Agreement shall at any time and for any reason be declared by a court of competent jurisdiction to be null and void, or a proceeding shall be commenced by any Loan Party, or by any Governmental Authority, seeking to establish the invalidity or unenforceability thereof (exclusive of questions or interpretation of any provision thereof), or any Loan Party shall repudiate or deny any portion of its financial obligation under this Agreement;

then, and in every such event (other than an event with respect to a Loan Party described in clause (g) or (h) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent at the request of the applicable Required Lenders shall, by notice to the Parent, take any of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans and Reimbursement Obligations then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans and the Reimbursement Obligations so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Loan Parties accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties; and in case of any event with respect to any Loan Party described in clause (g) or (h) of this Article, the Commitments shall automatically terminate and the principal of the Loans and the Reimbursement Obligations then outstanding, together with accrued interest thereon and all fees and other obligations of the Loan Parties accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties, and (iii) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents.

ARTICLE VIII

THE ADMINISTRATIVE AGENT

Section 8.01 Appointment and Authority. Each Lender Party (as defined below) hereby irrevocably appoints CITIBANK, N.A., to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent and the Lender Parties, and no Loan Party shall have rights as a third party beneficiary of any of such provisions. It is understood that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

Section 8.02 Administrative Agent Individually.

(a) The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender Party as any other Lender Party and may exercise the same as though it were not the Administrative Agent and the term “Lender Party” or “Lender Parties” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Parent or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lender Parties.

(b) Each Lender Party understands that the Person serving as Administrative Agent, acting in its individual capacity, and its Affiliates (collectively, the “Agent’s Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this Article VIII as “Activities”) and may engage in the Activities with or on behalf of one or more of the Parent or its Affiliates. Furthermore, the Agent’s Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including the Parent and its Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in the Parent or its respective Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of the Parent or its Affiliates. Each Lender Party understands and agrees that in engaging in the Activities, the Agent’s Group may receive or otherwise obtain information concerning the Parent or its Affiliates (including information concerning the ability of the Parent to perform its obligations hereunder and under the other Loan Documents) which information may not be available to any of the Lender Parties that are not members of the Agent’s Group. None of the Administrative Agent nor any member of the Agent’s Group shall have any duty to disclose to any Lender Party or use on behalf of the Lender Parties, and shall not be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Parent or any Affiliate thereof) or to account for any revenue or profits obtained in connection with the Activities, except that the Administrative Agent shall deliver or otherwise make available to each Lender Party such documents as are expressly required by any Loan Document to be transmitted by the Administrative Agent to the Lender Parties.

(c) Each Lender Party further understands that there may be situations where members of the Agent’s Group or their respective customers (including the Parent and its Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Lender Parties (including the interests of the Lender Parties hereunder and under the other Loan Documents). Each Lender Party agrees that no member of the Agent’s Group is or shall be required to restrict its activities as a result of the Person serving as Administrative Agent being a member of the Agent’s Group, and that each member of the Agent’s Group may undertake any Activities without further consultation with or notification to any Lender Party. None of (i) this Agreement nor any other Loan Document, (ii) the receipt by the Agent’s Group of information (including Information) concerning the Parent or its Affiliates (including information concerning the ability of the Parent to perform its obligations hereunder and under the other Loan Documents) or (iii) any other matter shall give rise to any fiduciary, equitable or contractual duties (including, without limitation, any duty of trust or confidence) owing by the Administrative Agent or any member of the Agent’s Group to any Lender Party including any such duty that would prevent or restrict the Agent’s Group from acting on behalf of customers (including the Parent or its Affiliates) or for its own account.

Section 8.03 Duties of Administrative Agent; Exculpatory Provisions.

(a) The Administrative Agent’s duties hereunder and under the other Loan Documents are solely ministerial and administrative in nature and the Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent shall not be subject to any fiduciary or other implied duty, whether or not a Default or

Event of Default has occurred or is continuing and shall not have any duty to take any discretionary action or exercise any discretionary powers, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written direction of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent or any of its Affiliates to liability or that is contrary to any Loan Document or applicable law.

(b) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 11.03 or Article VII) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default or the event or events that give or may give rise to any Default unless and until the Borrower or any Lender Party shall have given notice to the Administrative Agent describing such Default and such event or events. The Loan Parties acknowledge that the Administrative Agent shall only be obliged to fund a Loan if the Administrative Agent receives funds from the Lenders and shall not be obliged to make an equivalent amount available to the Borrower in the event a Lender fails to transfer such funds to the Administrative Agent. The Loan Parties also acknowledge that the Administrative Agent is not able to guarantee any time for payments. For the avoidance of doubt and to the fullest extent permitted by applicable law, (i) the Administrative Agent shall not be liable to the Loan Parties and (ii) no Loan Party shall assert, and hereby waives, any claim against the Administrative Agent, in each of cases (i) and (ii), on any theory of liability, for special, indirect, consequential or punitive damages arising out of, in connection with, the timing of the transfer of proceeds with respect to the Loans hereunder.

(c) Neither the Administrative Agent nor any member of the Agent’s Group shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty, representation or other information made or supplied in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith or the adequacy, accuracy and/or completeness of the information contained therein, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than (but subject to the foregoing clause (ii)) to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d) Nothing in this Agreement or any other Loan Document shall require the Administrative Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender Party and each Lender Party confirms to the Administrative Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or any of its Related Parties.

Section 8.04 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender Party, the Administrative Agent may presume that such condition is satisfactory to such Lender Party unless an officer of the Administrative Agent responsible for the transactions contemplated hereby shall have received notice to the contrary from such Lender Party prior to the making of such Loan, and in the case of a Loan, such Lender Party shall not have made available to the Administrative Agent such Lender Party’s ratable portion of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub agents appointed by the Administrative Agent. The Administrative Agent shall use reasonable care in its selection of any such sub-agent, the standard of such care not to be below that which it would use for its own affairs and in performing its duties in respect hereof, such sub-agent shall use reasonable care in the performance of such duties, the standard of such care not to be below that which it would use for its own affairs. The Administrative Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. Each such sub agent and the Related Parties of the Administrative Agent and each such sub agent shall be entitled to the benefits of all provisions of this Article VIII and Section 11.04 (as though such sub agents were the “Administrative Agent” under the Loan Documents) as if set forth in full herein with respect thereto.

Section 8.06 Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lender Parties and the Parent (such notice not to be effective until 30 days have lapsed). Upon receipt of any such notice of resignation, the Required Lenders shall have the right (which, unless an Event of Default under subsection (a), (g) or (h) of Section 7.01 has occurred and is continuing, shall be with the consent of the Borrower (such consent not to be unreasonably withheld or delayed)), to appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (such 30-day period, the “Lender Party Appointment Period”), then the retiring Administrative Agent may on behalf of the Lender Parties, appoint a successor Administrative Agent, which shall be a commercial bank or a trust company with an office in the United States of America or the United Kingdom, or an affiliate of such a bank or trust company; provided that if the Administrative Agent shall notify the Parent and the Lender Parties that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of any Lender Party under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each applicable Lender Party, directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this paragraph; provided further that so long as no such successor Administrative Agent shall have accepted such appointment the Parent shall have the right to appoint, at its own cost and expense, a successor Administrative Agent, which successor Administrative Agent shall be a commercial bank or a trust company with an office in the United States of America or the United Kingdom, and which shall have a combined capital and surplus of at least US$250,000,000 (or foreign currency equivalent thereof) (an “Interim Administrative Agent”), which Interim Administrative Agent shall serve as Administrative Agent in all respects (with the rights, privileges and obligations thereof, including without limitation the right to resign (and appoint a successor) as set forth above in this Section 8.06) until such time as the Required Lenders appoint a successor thereto in accordance with the provisions described above in this Section 8.06). Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and (i) the retiring Administrative Agent shall be discharged from its duties and obligations as Administrative Agent hereunder and under the other Loan Documents and (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender Party directly, until such time as a successor Administrative Agent or Interim Administrative Agent has been appointed as provided for above in this paragraph. Any such resignation by the Administrative Agent hereunder shall also constitute its resignation (if applicable) as Swingline Lender, in which case the resigning Administrative Agent (x) shall not be required to make any additional Swingline Loans hereunder and (y) shall maintain all of its rights as Swingline Lender with respect to any Swingline Loans made by it, prior to the date of such resignation. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties as Administrative Agent of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations as Administrative Agent hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Loan Parties to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Loan Parties and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 11.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Section 8.07 Non-Reliance on Administrative Agent and Other Lender Parties. (a) Each Lender Party confirms to the Administrative Agent, each other Lender Party and each of their respective Related Parties that it (i) possesses (individually or through its Related Parties) such knowledge and experience in financial and business matters that it is capable, without reliance on the Administrative Agent, any other Lender Party or any of their respective Related Parties, of evaluating the merits and risks (including tax, legal, regulatory, credit, accounting and other financial matters) of (x) entering into this Agreement, (y) making Loans and other extensions of credit hereunder and under the other Loan Documents and (z) taking or not taking actions hereunder and thereunder, (ii) is financially able to bear such risks and (iii) has determined that entering into this Agreement and making Loans and other extensions of credit hereunder and under the other Loan Documents is suitable and appropriate for it.

(b) Each Lender Party acknowledges that (i) it is solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with this Agreement and the other Loan Documents, (ii) it has, independently and without reliance upon the Administrative Agent, any other Lender Party or any of their respective Related Parties, made its own appraisal and investigation of all risks associated with, and its own credit analysis and decision to enter into, this Agreement based on such documents and information as it has deemed appropriate and (iii) it will, independently and without reliance upon the Administrative Agent, any other Lender Party or any of their respective Related Parties, continue to be solely responsible for making its own appraisal and investigation of all risks arising under or in connection with, and its own credit analysis and decision to take or not take action under, this Agreement and the other Loan Documents based on such documents and information as it shall from time to time deem appropriate, which may include, in each case:

(i) the financial condition, status and capitalization of the Loan Parties;

(ii) the legality, validity, effectiveness, adequacy or enforceability of this Agreement and each other Loan Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Loan Document;

(iii) determining compliance or non-compliance with any condition hereunder to the making of a Loan and the form and substance of all evidence delivered in connection with establishing the satisfaction of each such condition; and

(iv) the adequacy, accuracy and/or completeness of and any information delivered by the Administrative Agent, any other Lender Party or by any of their respective Related Parties under or in connection with this Agreement or any other Loan Document, the transactions contemplated hereby and thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Loan Document.

Section 8.08 Trust Indenture Act. In the event that CITIBANK, N.A. or any of its Affiliates shall be or become an indenture trustee under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”) in respect of any securities issued or guaranteed by any Loan Party, the parties hereto acknowledge and agree that any payment or property received in satisfaction of or in respect of any obligation of any Loan Party hereunder or under any other Loan Document by or on behalf of CITIBANK, N.A. in its capacity as the Administrative Agent for the benefit of any Lender under any Loan Document (other than CITIBANK, N.A. or an Affiliate of CITIBANK, N.A.) and which is applied in accordance with the Loan Documents shall be deemed to be exempt from the requirements of Section 311 of the Trust Indenture Act pursuant to Section 311(b)(3) of the Trust Indenture Act.

Section 8.09 Certain Titles. Notwithstanding any other provision of this Agreement or any provision of any other Loan Document, each of the Bookrunners & Mandated Lead Arrangers, Mandated Lead Arrangers and Lead Arrangers is named as such for recognition purposes only, and in its capacity as such shall have no powers, duties, responsibilities or liabilities with respect to this Agreement or the other Loan Documents or the transactions contemplated hereby and thereby; it being understood and agreed that such Persons shall be entitled to all indemnification and reimbursement rights in favor of the Administrative Agent as, and to the extent, provided for under Section 11.04. Without limitation of the foregoing, none of the Bookrunners & Mandated Lead Arrangers, Mandated Lead Arrangers nor Lead Arrangers shall, solely by reason of this Agreement or any other Loan Documents, have any fiduciary relationship in respect of any Lender or any other Person.

Section 8.10 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Bankruptcy Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other obligations hereunder that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due to the Lenders and the Administrative Agent under Sections 2.12, 2.14, 2.15 and 11.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.12, 2.14, 2.15 and 11.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender Party any plan of reorganization, arrangement, adjustment or composition affecting any obligations under any Loan Documents or the rights of any Lender Party or to authorize the Administrative Agent to vote in respect of the claim of any Lender Party in any such proceeding.

ARTICLE IX

GUARANTY

Section 9.01 Guaranty. Parent hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not as a surety, to the Administrative Agent, the Swingline Lender, each Issuing Bank and the Lenders, the punctual payment when due, whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, of all obligations of each Subsidiary Borrower now or hereafter existing under this Agreement and the Loan Documents (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premiums, fees, indemnities, contract causes of action, costs, expenses or otherwise (such obligations being the “Guaranteed Obligations”), and agrees to pay any and all expenses (including, without limitation, reasonable fees and expenses of counsel) incurred by the Administrative Agent or any Lender in enforcing any rights under this Agreement. Without limiting the generality of the foregoing, the Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by any Loan Party to the Administrative Agent or any Lender under or in respect of this Agreement and the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving any Loan Party.

Section 9.02 Guaranty Absolute. Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of this Agreement and the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Administrative Agent or any Lender with respect thereto. The obligations of Guarantor under or in respect of this Guaranty are a guarantee of payment, and not of collection, and are independent of the Guaranteed Obligations or any other obligations of any Loan Party under or in respect of this Agreement and the Loan Documents, and a separate action or actions may be brought and prosecuted against Guarantor to enforce this Guaranty, irrespective of whether any action is brought against any Loan Party or whether any Loan Party is joined in any such action or actions. The liability of Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

(a) any lack of validity or enforceability of this Agreement, any Loan Document or any agreement or instrument relating thereto;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other obligations of any Loan Party under or in respect of this Agreement and the Loan Documents, or any other amendment or waiver of or any consent to departure from this Agreement or any Loan Documents, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Loan Party or any of its Subsidiaries or otherwise;

(c) any taking, exchange, release or non-perfection of any collateral, or any taking, release or amendment or waiver of, or consent to departure from, any other guaranty, for all or any of the Guaranteed Obligations;

(d) any manner of application of any collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any collateral for all or any of the Guaranteed Obligations or any other obligations of any Loan Party under this Agreement and the Loan Documents or any other assets of any Loan Party or any of its Subsidiaries;

(e) any change, restructuring or termination of the corporate structure or existence of any Loan Party or any of its Subsidiaries;

(f) any failure of the Administrative Agent or any Lender to disclose to the Guarantor any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any Loan Party now or hereafter known to the Administrative Agent or such Lender (the Guarantor waiving any duty on the part of the Administrative Agent and the Lenders to disclose such information); or

(g) any other circumstance that might constitute a defense of any Loan Party or the Guarantor.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Administrative Agent or any Lender or any other Person upon the insolvency, bankruptcy or reorganization of any Loan Party or otherwise, all as though such payment had not been made.

Section 9.03 Waivers and Acknowledgments. (a) Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Administrative Agent or any Lender protect, secure, perfect or insure any Encumbrance or any property subject thereto or exhaust any right or take any action against any Loan Party or any other Person or any collateral.

(b) Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

(c) Guarantor hereby unconditionally and irrevocably waives (i) any defense arising by reason of any claim or defense based upon an election of remedies by the Administrative Agent or any Lender that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of Guarantor or other rights of Guarantor to proceed against any Loan Party or any other Person or any collateral and (ii) any defense based on any right of set-off or counterclaim against or in respect of the obligations of the Guarantor hereunder.

(d) Guarantor hereby unconditionally and irrevocably waives any duty on the part of the Administrative Agent or any Lender to disclose to the Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any Loan Party or any of its Subsidiaries now or hereafter known by the Administrative Agent or such Lender.

(e) Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by this Agreement and that the waivers set forth in Section 9.02 and this Section 9.03 are knowingly made in contemplation of such benefits.

Section 9.04 Subrogation. Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against any Loan Party that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Administrative Agent or any Lender against any Loan Party or any collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Loan Party, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations shall have been indefeasibly paid in full in cash and the Commitments shall have expired or been terminated. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be received and held in trust for the benefit of the Administrative Agent and the Lenders, shall be segregated from other property and funds of the Parent and shall forthwith be paid or delivered to the Administrative Agent in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of this Agreement and the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising.

Section 9.05 Subordination. The Guarantor hereby subordinates any and all debts for borrowed money owed to the Guarantor by any Subsidiary Borrower (the “Subordinated Obligations”) to the Guaranteed Obligations to the extent and in the manner hereinafter set forth in this Section 9.05:

(a) Prohibited Payments, Etc. Except during the continuance of any Specified Event of Default (including the commencement and continuation of any proceeding under any Bankruptcy Law relating to such Subsidiary Borrower), the Parent may receive regularly scheduled payments from any Loan Party on account of the Subordinated Obligations. After the occurrence and during the continuance of any Specified Event of Default (including the commencement and continuation of any proceeding under any Bankruptcy Law relating to such Subsidiary Borrower), however, unless the Required Lenders otherwise agree, the Guarantor shall not demand, accept or take any action to collect any payment on account of the Subordinated Obligations.

(b) Prior Payment of Guaranteed Obligations. In any proceeding under any Bankruptcy Law relating to such Subsidiary Borrower, the Guarantor agrees that the Administrative Agent and the Lenders shall be entitled to receive payment in full in cash of all Guaranteed Obligations (including all interest and expenses accruing after the commencement of a proceeding under any Bankruptcy Law, whether or not constituting an allowed claim in such proceeding (“Post Petition Interest”)) before the Guarantor receives payment of any Subordinated Obligations.

(c) Turn Over. After the occurrence and during the continuance of any Specified Event of Default (including the commencement and continuation of any proceeding under any Bankruptcy Law relating to such Subsidiary Borrower), the Guarantor shall, if the Administrative Agent so requests, collect, enforce and receive payments on account of the Subordinated Obligations as trustee for the Administrative Agent and the Lenders and deliver such payments to the Administrative Agent on account of the Guaranteed Obligations (including all Post Petition Interest), together with any necessary endorsements or other instruments of transfer, but without reducing or affecting in any manner the liability of the Guarantor under the other provisions of this Guaranty.

(d) Agent Authorization. After the occurrence and during the continuance of any Specified Event of Default, the Administrative Agent is authorized and empowered (but without any obligation to so do), in its discretion, (i) in the name of the Guarantor, to collect and enforce, and to submit claims in respect of, Subordinated Obligations and to apply any amounts received thereon to the Guaranteed Obligations (including any and all Post Petition Interest), and (ii) to require the Guarantor (A) to collect and enforce, and to submit claims in respect of, Subordinated Obligations and (B) to pay any amounts received on such obligations to the Administrative Agent for application to the Guaranteed Obligations (including any and all Post Petition Interest).

For purposes of this Section 9.05, a “Specified Event of Default” shall mean an event described in clause (a), (g), (h), (i) or (l) of Section 7.01 of this Agreement.

Section 9.06 Continuing Guaranty. This Guaranty is a continuing guaranty and shall (a) remain in full force and effect until the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty, (b) be binding upon the Guarantor, its successors and assigns and (c) inure to the benefit of and be enforceable by the Administrative Agent and the Lenders and their successors, transferees and assigns.

ARTICLE X

ADDITIONAL BORROWERS

Section 10.01 Additional Borrowers. The Parent may request that any of its wholly-owned Subsidiaries becomes an Additional Borrower. Any such Subsidiary shall become an Additional Borrower upon the satisfaction of the following conditions:

(a) each Lender (acting reasonably) approves the addition of that Subsidiary as an Additional Borrower (other than in the case of a UK Additional Borrower when no such consent is required) (it being understood that a Lender shall be deemed to have acted reasonably in withholding its approval if (i) it is unlawful for such Lender to make Loans under this Agreement to the proposed “Additional Borrower,” (ii) such Lender cannot or has not determined that it is lawful to do so, (iii) the making of a Loan to the proposed “Additional Borrower” might subject such Lender to adverse tax consequences, (iv) such Lender is required or has determined that it is prudent to register or file in the jurisdiction of formation or organization of the proposed Additional Borrower and it does not wish to do so or (v) that such Lender is restricted by operational or administrative procedures or other applicable internal policies from extending credit under this Agreement to Persons in the jurisdiction in which such Subsidiary is located);

(b) the Parent delivers to the Administrative Agent a Borrower Accession Notice and such other documentation and legal opinions the Administrative Agent shall reasonably request, each in form and substance satisfactory to the Administrative Agent (including “Know your customer” documentation in form and substance satisfactory to each Lender and the Administrative Agent which shall be received at least five Business Days prior to its succession hereof);

(c) no Default or Event of Default is continuing or would result therefrom and each of the representations and warranties in the Loan Documents shall be true and correct after giving effect thereto as if made on such date (and the Parent has certified the same in writing); and

(d) to the extent such Additional Borrower is a Person incorporated in Switzerland and/or is a Swiss tax resident for Withholding Tax purposes and is subject to the Swiss Guidelines, such Additional Borrower shall constitute a “Swiss Additional Borrower” for all purposes under this Agreement.

Section 10.02 Resignation of a Borrower. The Parent may request that a Borrower (other than the Parent) cease to be a Borrower by delivering to the Administrative Agent a resignation letter in form and substance satisfactory to the Administrative Agent, whereupon, if:

(a) no Default is continuing or would result from the acceptance of such resignation letter (and the Parent has confirmed the same in writing); and

(b) any Borrower so being released is under no actual or contingent obligations as a Borrower under any Loan Documents and has no outstanding Letters of Credit issued on its behalf,

such Borrower shall cease to be a Borrower and shall have no further rights or obligations under the Loan Documents other than those obligations that expressly survive the termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone, all notices, demands, requests, consents and other communications provided for in this Agreement shall be given in writing, or by any telecommunication device capable of creating a written record (including electronic mail), and addressed to the party to be notified as follows:

(i) if to the Parent:

Teva Pharmaceutical Industries Limited

Attention:	Group Executive Vice President and Chief Financial Officer
Address:	5 Basel Street, Petach Tikva 4951033, Israel

Telephone:	+972 3 926 7289
Fax:	+972 3 906 2501
Email:	eyal.desheh@tevapharm.com

with a copy to:

Attention:	Senior Vice President and General Counsel, Corporate Affairs
Address:	16 Basel Street, Petach Tikva 4951033, Israel

Telephone:	+972 3 926 7722
Fax:	+972 3 926-7897
Email:	dov.bergwerk@tevapharm.com;

if to Teva USA:

Teva Pharmaceuticals USA, Inc.

Attention:       Frank V. Kimick

Vice President Finance, North America Treasurer

Address:	1090 Horsham Road, North Wales, Pennsylvania, 19454, United States of America

Telephone:	+1 215 591 8527
Fax:	+ 1 215 591 8806
Email:	frank.kimick@tevausa.com

with copies to the Parent, as set out above;

if to the Dutch Borrower:

Teva Pharmaceutical Finance Netherlands III B.V.

Attention:	Tim Oreskovic, Egon Verheijden

Address:	c/o Teva Pharmaceuticals Europe B.V.,
Piet Heinkade 107, GM 1019 Amsterdam,
The Netherlands

Telephone:	+31 20 219 3352
Fax:	+31 20 219 3299
Email:	tim.oreskovic@tevaeu.com,
egon.verheijden@tevaeu.com;

if to Teva Curaçao I or Teva Curaçao II:

Teva Finance Services B.V. (or Teva Finance Services II B.V. (as applicable))

Attention:	Paul Vincent Whitty
Richard David Koch

Address:	Schlusselstrasse 12
8645 Jona
Switzerland

and:

Attention:	Alta Paulina
Finance Manager
Teva Pharmaceuticals Curaçao NV
Telephone:	+(5999) 736 6066 (Ext: 25)
Mobile:	+(5999) 695 4188
Fax:	+(5999) 736 7066
Email:	Alta.Paulina@tevacuracao.com

with copies to the Parent, as set out above; and

if to the Swiss Borrower:

Teva Capital Services Switzerland GMBH

Attention:	Chief Financial Officer

Address:	Schlüsselstrasse 12, 8645 Jona, Switzerland

Telephone:	+41 55 220 1599
Email:	paul.whitty@tevapharm.com

with copies to the Parent, as set out above; and

(ii) if to the Administrative Agent:

CITIBANK, N.A.

1615 Brett Road, Ops III

New Castle, DE 19720

Telephone: + 1-302-894-6010

Fax: + 1-646-274-5080

Email: glagentofficeops@citi.com

Attention: Administrative Agent

(iii) if to any other Lender, to it at its address (or fax number) set forth in its Administrative Questionnaire;

or at such other address as shall be notified in writing (x) in the case of a Borrower, the Administrative Agent, to the other parties and (y) in the case of all other parties, to the Parent and the Administrative Agent.

(b) All notices, demands, requests, consents and other communications described in clause (a) shall be effective (i) if delivered by hand, including any overnight courier service, upon personal delivery, (ii) if delivered by registered mail, ten Business Days after being deposited in the mails, (iii) if delivered by posting to an Approved Electronic Platform, an Internet website or a similar telecommunication device requiring that a user have prior access to such Approved Electronic Platform, website or other device (to the extent permitted by Section 11.02 to be delivered thereunder), when such notice, demand, request, consent and other communication shall have been made generally available on such Approved Electronic Platform, Internet website or similar device to the class of Person being notified (regardless of whether any such Person must accomplish, and whether or not any such Person shall have accomplished, any action prior to obtaining access to such items, including registration, disclosure of contact information, compliance with a standard user agreement or undertaking a duty of confidentiality) and such Person has been notified in respect of such posting that a communication has been posted to the Approved Electronic Platform and (iv) if delivered by electronic mail or any other telecommunications device, when transmitted to an electronic mail address (or by another means of electronic delivery) as provided in clause (a); provided, however, that notices and communications pursuant to Article II or Article VIII shall not be effective until received by the addressee.

(c) Notwithstanding clauses (a) and (b) (unless the Administrative Agent requests that the provisions of clauses (a) and (b) be followed) and any other provision in this Agreement or any other Loan Document providing for the delivery of any Approved Electronic Communication by any other means, the Borrowers shall deliver all Approved Electronic Communications to the Administrative Agent by properly transmitting such Approved Electronic Communications in an electronic/soft medium in a format acceptable to the Administrative Agent in accordance with Section 11.02. Nothing in this clause (c) shall prejudice the right of the Administrative Agent or any Lender Party to deliver any Approved Electronic Communication to any Borrower in any manner authorized in this Agreement or to request that any Borrower effect delivery in such manner.

Section 11.02 Posting of Approved Electronic Communications. The Loan Parties hereby agree that they will provide to the Administrative Agent all Approved Electronic Communications that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, by transmitting such Communications in an electronic/soft medium in a format acceptable to the Administrative Agent to oploanswebadmin@citi.com. In addition, the Borrowers agree to continue to provide the Approved Electronic Communications to the Administrative Agent in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.

The Loan Parties further agree that the Administrative Agent may make the Approved Electronic Communications available to the Lenders by posting such Communications on Intralinks, DebtDomain or a substantially similar electronic transmission systems (the “Approved Electronic Platform”).

THE APPROVED ELECTRONIC PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”. THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE APPROVED ELECTRONIC COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, “AGENT PARTIES”) HAVE ANY

LIABILITY TO ANY LOAN PARTY, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING, WITHOUT LIMITATION, DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF APPROVED ELECTRONIC COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

The Administrative Agent agrees that the receipt of the Approved Electronic Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of Approved Electronic Communications to the Administrative Agent for purposes of the Loan Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that such Approved Electronic Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of such Communications to such Lender for purposes of the Loan Documents. Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

Section 11.03 Waivers; Amendments. (a) No waiver of any provision of this Agreement or consent to any departure by the Borrowers therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. In addition, any amendment to this Agreement executed from or after January 1, 2016 shall incorporate the then relevant market standard provisions with respect to the EU Bank Recovery and Resolution Directive (2014/59/EU) (or any successor thereto) relating to Lender obligations (and Administrative Agent obligations, Swingline Lender obligations and Issuing Bank obligations) hereunder and under the Loan Documents, but shall include such provisions only to the extent a Lender, the Administrative Agent, an Issuing Bank or a Swingline Lender then party to this Agreement is required by applicable law to include such provisions in credit agreements such as this Agreement.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Parent and the Required Lenders or by the Parent and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase or extend the Commitment of any Lender (including for the avoidance of doubt by amending the definition of “Availability Period” or any provision of Section 2.06(a) in a manner that would extend the period for any Commitments) without the written consent of such Lender, (ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon (other than a waiver of additional interest as specified in Section 2.10(b)), or reduce any fees payable hereunder, without the written consent of each Lender and Issuing Bank affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees or any other amount payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby (other than a Defaulting Lender), (iv) change Section 2.08(a) or Section 2.16(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender affected thereby (other than the replacement of a Lender in accordance with Section 2.17(b)(iv) which may be done with the written consent of the Required Lenders), (v) change the durations provided for in the definition of “Interest Period” hereunder, without the written consent of each Lender affected thereby (other than a Defaulting Lender), (vi) after the occurrence of a Change of Control, amend the rights of any or all Lenders or Issuing Banks (in a manner detrimental to such Lender or Issuing Bank) under Section 2.08(c) in respect of such Change of Control (including postponing the date on which amounts thereunder are payable or reducing the amounts so payable or terminable) (it being understood that prior to the occurrence of such Change of Control, the Required Lenders, the Administrative Agent and the Parent may amend or waive any provision of Section 2.08(c) or the definition of “Change of Control”), without the written consent of each Lender affected thereby (other than a Defaulting Lender), (vii) release the Parent from the Guaranty, or limit the Parent’s liability in respect of such Guaranty, without the written consent of each Lender (other than a Defaulting Lender), (viii) change any of the provisions of this Section 11.03 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender (other than a Defaulting Lender) or (ix) amend any substantive provision of Section 2.12 or 2.13 in a manner adverse to any Lender without the consent of Lenders having Credit Exposures and unused Commitments representing at least 75% of the sum of the total Credit Exposures and unused Commitments of all Lenders (excluding any Defaulting Lenders Credit Exposures or unused Commitments, as applicable) at such time, and the Swingline Lender, if affected thereby, and any Issuing Bank, if affected thereby; provided further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, any Arranger Party, any Issuing Bank or the Swingline Lender hereunder or under any other Loan Document without the prior written consent of the Administrative Agent, the Arranger Parties, such Issuing Bank or the Swingline Lender, as the case may be.

(c) Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Parent, the other Borrowers, the Required Lenders and the Administrative Agent (and, if their rights or obligations are affected thereby, each Issuing Bank and the Swingline Lender) if (i) by the terms of such agreement the Commitment of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (ii) at the time such amendment becomes effective, each Lender not consenting thereto receives payment (including pursuant to an assignment to a replacement Lender in accordance with Section 11.05) in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

(d) An amendment or waiver which relates to the rights or obligations of a Reference Bank (each in their capacity as such) may not be effected without the consent of that Reference Bank.

Section 11.04 Expenses; Indemnity; Damage Waiver.

(a) The Loan Parties shall pay (i) all reasonable invoiced out-of-pocket expenses incurred by the Administrative Agent and the Lenders, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and the Lenders, in connection with the negotiation and administration of this Agreement (including syndication of the Loans and Commitments to the extent contemplated by the Mandate Letter) or any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated thereby shall be consummated) and (ii) all out-of-pocket expenses invoiced to and incurred by the Administrative Agent, any Issuing Bank and/or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Banks and the Lenders, in connection with the enforcement or protection of their rights in connection with this Agreement, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) The Parent and the Borrowers agree, jointly and severally, to the fullest extent permitted by law, to indemnify and hold harmless each Arranger Party, the Administrative Agent, the Swingline Lender, each Issuing Bank and each Lender and each Related Party of any of the foregoing Persons (the “Indemnified Parties”) from and against any and all claims, damages, losses, liabilities, costs, penalties, fees and expenses (including reasonable fees and disbursements of counsel) of any kind or nature whatsoever for which any of them may become liable or which may be incurred by or asserted against any of the Indemnified Parties (other than claims and related damages, losses, liabilities, costs, penalties, fees and expenses made by one Lender (or its successors or assignees) against another Lender (but not, for the avoidance of doubt, against any Arranger Party, the Administrative Agent, the Swingline Lender or any Issuing Bank, in each case, in such capacities)) arising out of, related to or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) any Loan Document or any other document or instrument delivered in connection herewith, (ii) any violation by any Loan Party or any Subsidiary of any Loan Party of any Environmental Law or any other law, rule, regulation or order, (iii) the actual or proposed use of the proceeds of any Loan, or (iv) any transaction in which any proceeds of any Loan are applied (EXCLUDING ANY SUCH CLAIM, DAMAGE, LOSS, LIABILITY, COST, PENALTY, FEE OR EXPENSE SOUGHT TO BE RECOVERED BY ANY INDEMNIFIED PARTY TO THE EXTENT SUCH CLAIM, DAMAGE, LOSS, LIABILITY, COST, PENALTY, FEE OR EXPENSE HAS BEEN DETERMINED BY A FINAL NON-APPEALABLE JUDGMENT OF A COURT OF COMPETENT JURISDICTION TO HAVE SOLELY RESULTED BY REASON OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH INDEMNIFIED PARTY). IT IS THE INTENT OF THE PARTIES HERETO THAT EACH INDEMNIFIED PARTY SHALL, TO THE EXTENT PROVIDED IN THIS SECTION 11.04(b), BE INDEMNIFIED FOR ITS OWN ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 11.04(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, shareholders or creditors, any Indemnified Party or any other Person, whether or not any Indemnified Party is otherwise a party thereto and whether or not the Transaction is consummated.

(c) The Parent agrees with each Indemnified Party that it will, as an independent and primary obligation, indemnify that Indemnified Party immediately on demand against any cost, loss or liability it incurs (I) if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal where such cost, loss or liability arises as a result of a Loan Party not paying any amount which would, but for such unenforceability, invalidity or illegality have been payable by it under any Loan Document on the date when it would have been due, or (II) if as a result (directly or indirectly) of the introduction of or any change in (or the interpretation, administration or application of) any law or regulation, or compliance with any law, regulation or administrative procedure made after entry into this Agreement (a “Law Change”), there is a change in the currency, the value of the currency or the timing, place or manner in which any obligation guaranteed by the Parent is payable. The amount payable by the Parent under this indemnity (i) in respect of clause (I) above, shall be the amount it would have had to pay under this Agreement if the amount claimed had been recoverable on the basis of a guarantee but for any relevant unenforceability, invalidity or illegality, and (ii) in respect of clause (II) above, shall include (A) the difference between (x) the amount (if any) received by the applicable Indemnified Party from the applicable Loan Party and (y) the amount that the applicable Loan Party was obliged to pay under the original express terms of the Documents in the currency specified in the Loan Documents, disregarding any Law Change (the “Original Currency”), and (B) all further costs, losses and liabilities suffered or incurred by such Indemnified Party as a result of a Law Change. For the purposes of (A)(x), if payment was not received by such Indemnified Party in the Original Currency, the amount received by such Indemnified Party shall be deemed to be that payment’s equivalent in the Original Currency converted, actually or notionally at such Indemnified Party’s discretion, on the day of receipt at the then prevailing spot rate of exchange of such Indemnified Party or if, in such Indemnified Party’s opinion, it could not reasonably or properly have made a conversion on the day of receipt of the equivalent of that payment in the Original Currency, that payment’s equivalent as soon as such Indemnified Party could, in its opinion, reasonably and properly have made a conversion of the Original Currency with the currency of payment. If the Original Currency no longer exists, the Parent shall make such payment in such currency as is, in the reasonable opinion of such Indemnified Party, required, after taking into account any payments by the applicable Loan Party, to place such Indemnified Party in a position reasonably comparable to that it would have been in had the Original Currency continued to exist.

(d) To the extent that any Loan Party fails to pay any amount required to be paid by it to the Administrative Agent, any Arranger Party, any Issuing Bank or the Swingline Lender or any Related Party of any of the foregoing under paragraph (a) or (b) or (c) of this Section, each Lender severally agrees to pay to such Person such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought and determined without giving effect to the Applicable Percentage of any applicable Defaulting Lender) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability, cost, penalty, fee or related expense, as the case may be, was incurred by or asserted against such Person in its respective capacity as such.

(e) To the fullest extent permitted by applicable law, no Loan Party shall assert, and each Loan Party hereby waives, any claim against any Indemnified Party, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnified Party referred to in paragraph (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(f) All amounts due under this Section shall be payable not later than 3 Business Days after written demand therefor, such demand to be in reasonable detail setting forth the basis for and method of calculation of such amounts.

Section 11.05 Successors and Assigns.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Parent nor any Borrower may assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of the Administrative Agent, each Issuing Bank and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of paragraph (b) of this Section (in accordance with paragraph (g) to the extent applicable), (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section (in accordance with paragraph (g) to the extent applicable) or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders and each Issuing Bank) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of any of its Commitments and Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) no minimum amount need be assigned (x) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the relevant Loans at the time owing to it or (y) in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or (z) in the case of an assignment occurring while an Event of Default of the type described under Section 7.01(a), (b), (g), (h) or (i) is continuing; and

(B) in any case not described in paragraph (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) (or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender) subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative

Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US$10,000,000 and shall be an integral multiple of US$1,000,000, provided that in each case of this paragraph (b)(i)(B), (x) the Parent may unilaterally consent to a lesser minimum amount if so requested by a Lender (each such consent not to be unreasonably withheld or delayed) (provided that the Parent shall be deemed to have consented thereto unless it shall object thereto by written notice to the Administrative Agent within 5 Business Days after having received notice or request for such consent).

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by paragraph (b)(i)(B) of this Section and, in addition:

(A) the consent of the Parent (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default under Section 7.01(a), (b), (g), (h) or (i) has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund, provided that such Affiliate of a Lender and Approved Fund, respectively, is in each case a Swiss Qualifying Bank; provided that the consent of Parent to an assignment must not be withheld solely because the assignment or transfer may result in increased obligations under Sections 2.15 and/or 2.10(f) (subject to Section 11.05(g)); provided further that the Parent shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 5 Business Days after having received notice or request for such consent; and

(B) the consent of the Administrative Agent and the Swingline Lender (such consents not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Commitment of any Lender or any Lender’s obligations in respect of its LC Exposure or Swingline Exposure, if such assignment is to a Person that is not a Lender with a Revolving Commitment, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of US$3,500 (which fee, in the sole discretion of the Administrative Agent, may be waived in whole or in part in any particular case), and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v) No Assignment to the Parent or its Affiliates. No such assignment shall be made to the Parent or any of the Parent’s Affiliates or Subsidiaries.

(vi) No Assignment to Natural Persons or non Professional Lenders. No such assignment shall be made to a natural person or to a person who is not a Professional Lender. For the purpose of this Section 11.05, “Professional Lender” means any person who does not form part of the public within the meaning of the Capital Requirements Regulation (EU) No. 575/2013.

(vii) Bank or Financial Institution. No such assignment shall be made to any assignee that is not a bank, a financial institution or a credit fund.

(viii) Creditworthy Entity. Unless consented to expressly by the Parent (provided that after the end of the Availability Period, such consent shall not be unreasonably withheld or delayed), no such assignment shall be made to any assignee that does not qualify as a Creditworthy Entity at the time of such assignment, unless (x) an Event of Default under Section 7.01(a), (b), (g), (h) or (i) has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund.

For purposes hereof, a “Creditworthy Entity” means a bank, financial institution or credit fund which (x) has an international corporate family rating or a rating for its long-term unsecured non-credit enhanced debt obligations of BBB- or higher by S&P or Fitch Ratings Ltd or Baa3 or higher by Moody’s or a comparable rating from an internationally recognized credit rating agency or (y) in the case of a financial institution based in Israel without such a rating, such financial institution qualifies as an “Investor” within the meaning of the first supplement to the Israeli Securities Law, 1968 and has at least US$1,000,000,000 of assets under management (or the foreign currency equivalent thereof).

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.12, 2.15 and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.

(c) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and LC Disbursements, and participations in Swingline Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Parent and any Lender as to its own Commitments and amounts owing to it, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Parent, any Borrower, the Administrative Agent, any Issuing Bank or the Swingline Lender, sell participations to any Person (other than a natural person or the Parent or any of the Parent’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 11.03(b)(i) through (ix) that directly affects such Participant. Subject to paragraph (e) of this Section, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12 and 2.15 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.09 as though it were a Lender, provided such Participant agrees to be subject to Section 2.16(c) as though it were a Lender.

Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations, The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 2.12 or 2.15 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless such Tax or Increased Cost is imposed as a result of a change in law after the date such Participant became a Participant member. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.15 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.15(f) as though it were a Lender (it being understood that the forms and documentation described in Section 2.15(f) shall be provided to the participating Lender).

(f) Certain Pledges. Any Lender may at any time pledge, charge or assign a security interest in or over all or any portion of its rights to repayment of Loans made under this Agreement to secure obligations of such Lender, including any pledge, charge or assignment to secure obligations, including, without limitation, to a Federal Reserve Bank, the European Central Bank or any other central bank; provided that no such pledge, charge or assignment shall (i) release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto or (ii) require any payments to be made by any Loan Party other than or in excess of, or grant any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Loan Documents.

(g) Special Provisions Regarding Assignments. Subject to the other restrictions on transfer contained in this Section 11.05, a Lender may, subject to the following additional provisions, at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to a new Lender.

(i) In the event of an assignment or transfer of any or all of the rights and obligations of a Lender including Restricted Sub-Participations (but not including participations that are not Restricted Sub-Participations), so long as no Event of Default then exists, the assignee Lender shall make the representations in the Assignment and Assumption as to whether it is a Swiss Qualifying Bank on the effective date of the respective assignment, and if such assignee Lender represents that it is a Swiss Qualifying Bank the assignor Lender shall freely assign or transfer, and the assignee Lender shall accept, such rights and obligations. If the assignee Lender is not a Swiss Qualifying Bank and there is reasonable doubt as to whether such assignee Lender counts as one or several Lenders, the Parent has the right (unless an Event of Default then exists) prior to the transfer to request that such assignee Lender provide to it a written confirmation signed by the Swiss Federal Tax Administration that such assignee Lender counts as one (or several, as the case may be) Swiss Non-Qualifying Bank. In the event that the respective assignee (or participant pursuant to a Restricted Sub-Participation) in respect of Commitments (or related outstandings, rights and obligations to the applicable Swiss Loan Party) is unable or unwilling to represent that it is a Swiss Qualifying Bank, then, unless an Event of Default is in existence, the consent of the Administrative Agent and the Parent shall be required to effect the respective assignment or Restricted Sub-Participation (which consents shall not be unreasonably withheld or delayed); provided that no such consent shall be required to be given by the Parent if, after giving effect to the respective assignment or Restricted Sub-Participation, the number of Lenders and holders of Restricted Sub-Participations under this Agreement which are Swiss Non-Qualifying Banks would, in aggregate, not exceed ten (10).

(ii) Any Lender which enters into an assignment, transfer or Restricted Sub-Participation (but not including (x) assignments effected in accordance with the relevant requirements of Section 11.05(b) and clause (i) of this Section 11.05(g), and (y) participations that are not Restricted Sub-Participations) of its Commitment or any outstandings pursuant thereto shall ensure that, unless an Event of Default is in existence:

(A) the terms of such assignment, transfer or sub-participation agreement prohibit the new Lender or sub-participant from entering into further assignment, transfer or sub-participation agreements (in relation to the rights between it and such Lender) and assigning or granting any interest over the assignment, transfer or sub-participation agreement, except in each case to a person who is a Swiss Qualifying Bank;

(B) the new Lender or sub-participant enters into a unilateral undertaking in favor of each Lender and each Loan Party incorporated in Switzerland (or Curaçao to the extent such Curaçao Borrower constitutes a Swiss Loan Party) to abide by the terms included in the assignment, transfer or sub-participation agreement to reflect sub-clause (A) above;

(C) the terms of such assignment, transfer or sub-participation agreement oblige the new Lender or sub-participant, in respect of any further assignment, transfer or sub-participation, assignment or grant, to include a term identical to the provisions of clauses (i) and (ii) of this Section 11.05(g) mutatis mutandis, including a requirement that any further new Lender or sub-participant, assignee or grantee enters into such undertaking; and

(D) the identity of the new Lender or sub-participant is permitted to be disclosed to the Swiss Federal Tax Administration by the Swiss Loan Parties (if requested by the Swiss Federal Tax Administration to do so).

(iii) For the avoidance of doubt, nothing contained in this Section 11.05(g) shall be construed to prohibit assignments to, or purchases of participations by, any Swiss Non-Qualifying Bank, so long as, after giving effect to any such assignment or participation, there are no more than ten (10) Swiss Non-Qualifying Banks acting as Lenders hereunder. For the avoidance of doubt, it is understood that all transfers and assignments are also subject to Section 11.05(b).

Section 11.06 Survival. All covenants, agreements, representations and warranties made by the Loan Parties herein and in the other Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the other Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and not withstanding that the Administrative Agent, any Issuing Bank, any Lender or any Affiliate of any of the foregoing may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any LC Exposure is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.10(f), 2.12, 2.14 and 2.15, Article VIII and Sections 11.04 and 11.13 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

Section 11.07 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective on the date hereof, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.08 Severability. Any provision of this Agreement or the Loan Documents held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 11.09 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and Issuing Bank and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, Issuing Bank or Affiliate to or for the credit or the account of any Borrower or the Guarantor against any and all of the obligations of any such Borrower or the Guarantor now or hereafter existing under this Agreement or any other Loan Document to such Lender or Issuing Bank, irrespective of whether or not such obligations of such Borrower or Guarantor may be owed to a branch or office of such Lender or Issuing Bank different from the branch or office holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.18 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, Issuing Bank and each Affiliate thereof under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, Issuing Bank or Affiliate may have. Each Lender and Issuing Bank agrees to notify the Parent and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

Section 11.10 Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Each Party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. To the extent that any Loan Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Loan Party hereby irrevocably waives such immunity in respect of its obligations under this Agreement or any other Loan Document. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Borrower or the Guarantor or any of their respective properties in the courts of any jurisdiction to enforce a judgment obtained in accordance with this Section.

(c) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.01. In addition, each Loan Party (other than Teva USA) hereby irrevocably designates, appoints and empowers TEVA PHARMACEUTICALS USA, INC., a Delaware corporation, the principal office of which is at 1090 Horsham Road, North Wales, Pennsylvania, 19454, United States of America (the “Process Agent”), in the case of any suit, action or proceeding brought in the United States as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any kind and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this Agreement or any other Loan Document. By executing this Agreement, Teva USA hereby irrevocably accepts such designation, appointment and agency, which shall remain in full force and effect until such time as Teva USA ceases to be a Borrower hereunder in accordance with Section 10.02 (at which time each Loan Party shall designate a replacement Process Agent satisfactory to the Administrative Agent (and deliver the appropriate documentation in respect thereof as reasonably requested by the Administrative Agent)). Such service may be made by mailing (by registered or certified mail, postage prepaid) or delivering a copy of such process to such Person in care of the Process Agent at the Process Agent’s above address, and such Person hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, each Loan Party irrevocably consents to the service of any and all process in any such action or proceeding by the mailing (by registered or certified mail, postage prepaid) of copies of such process to the Process Agent or such Person at its address specified in Section 11.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 11.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 11.12 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 11.13 Confidentiality. Each of the Administrative Agent and the Lender Parties agrees to maintain the confidentiality of the Information (as defined below) and not to disclose or permit its disclosure to any Person, for a period of at least 1 year following the termination of this Agreement, except that Information may be disclosed (a) to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential) on a need-to-know basis to the extent used in connection with the administration of this Agreement, (b) to the extent requested by or legally obligated to disclose it pursuant to a request of any regulatory authority or Governmental Authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners and in connection with a pledge or assignment permitted under Section 11.05(f)), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions no less restrictive than those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives) to any swap, derivative or other similar transaction under which payments are to be made by reference to the Borrowers and its obligations, this Agreement or payments hereunder or to a credit insurance provider relating to a Borrower and its obligations or any party or potential party to any securitization or similar transaction in relation to this Agreement or the obligations hereunder, (iii) any rating agency, or (iv) the CUSIP Service Bureau or any similar organization, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Lender or any of their respective Affiliates on a non-confidential basis from a source other than a Borrower. It is agreed that in case of the Lender becoming aware of a requirement to disclose Information in accordance with sub-Sections (b) or (c) above (other than in the case of a regulatory or industry examination, review or audit or disclosure made to any of the Persons referred to in such sub-Sections during the ordinary course of its supervisory or regulatory functions), it will notify Parent and the relevant Borrower of such requirement as soon as reasonably practicable, to the extent it is lawfully permitted to so notify (as determined in its sole discretion).

For purposes of this Section, “Information” means all information received at any time prior to the date hereof and afterwards from the Parent or any of its Subsidiaries relating to the Parent or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Parent or any of its Subsidiaries, provided that, in the case of information received from the Parent or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information, and at least reasonable care.

Each Lender undertakes not to make use of any Information without the prior written consent of the Parent including, for the avoidance of doubt, the issuance of any public announcement, press release or other similar communication, which consent shall not be unreasonably withheld; provided that, such Lender shall be permitted to (i) make use of such information as permitted by the preceding paragraphs of this Section 11.13 and (ii) disclose the existence of the business relationship hereunder and this Agreement’s signing in connection with the Lender’s marketing efforts following the Signing Date, each without the consent of the Parent.

Section 11.14 Treatment of Information.

(a) Certain of the Lenders may enter into this Agreement and take or not take action hereunder or under the other Loan Documents on the basis of information that does not contain material non-public information with respect to the Parent or its securities (“Restricting Information”). Other Lenders may enter into this Agreement and take or not take action hereunder or under the other Loan Documents on the basis of information that may contain Restricting Information. Each Lender Party acknowledges that United States federal and state securities laws prohibit any person from purchasing or selling securities on the basis of material, non-public information concerning such issuer of such securities or, subject to certain limited exceptions, from communicating such information to any other Person. Neither the Administrative Agent nor any of its Related Parties shall, by making any Communications (including Restricting Information) available to a Lender Party, by participating in any conversations or other interactions with a Lender Party or otherwise, make or be deemed to make any statement with regard to or otherwise warrant that any such information or Communication does or does not contain Restricting Information nor shall the Administrative Agent or any of its Related Parties be responsible or liable in any way for any decision a Lender Party may make to limit or to not limit its access to Restricting Information. In particular, none of the Administrative Agent nor any of its Related Parties (i) shall have, and the Administrative Agent, on behalf of itself and each of its Related Parties, hereby disclaims, any duty to ascertain or inquire as to whether or not a Lender Party has or has not limited its access to Restricting Information, such Lender Party’s policies or procedures regarding the safeguarding of material, nonpublic information or such Lender Party’s compliance with applicable laws related thereto or (ii) shall have, or incur, any liability to the Loan Parties or Lender Party or any of their respective Related Parties arising out of or relating to the Administrative Agent or any of its Related Parties providing or not providing Restricting Information to any Lender Party.

(b) Each Loan Party agrees that (i) all Communications it provides to the Administrative Agent intended for delivery to the Lender Parties whether by posting to the Approved Electronic Platform or otherwise shall be clearly and conspicuously marked “PUBLIC” if such Communications do not contain Restricting Information which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Communications “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent and the Lender Parties to treat such Communications as either publicly available information or not material information (although, in the latter case, such Communications may contain sensitive business information and, therefore, remain subject to the confidentiality undertakings of this Section 11.14) with respect to the Parent or its securities for purposes of United States federal and state securities laws, (iii) all Communications marked “PUBLIC” may be delivered to all Lender Parties and may be made available through a portion of the Approved Electronic Platform designated “Public Side Information,” and (iv) the Administrative Agent shall be entitled to treat any Communications that are not marked “PUBLIC” as Restricting Information and may post such Communications to a portion of the Approved Electronic Platform not designated “Public Side Information.” Neither the Administrative Agent nor any of its Affiliates shall be responsible for any statement or other designation by the Borrowers regarding whether a Communication contains or does not contain material non-public information with respect to the Parent or its securities nor shall the Administrative Agent or any of its Affiliates incur any liability to any Borrower, any Lender Party or any other Person for any action taken by the Administrative Agent or any of its Affiliates based upon such statement or designation, including any action as a result of which Restricting Information is provided to a Lender Party that may decide not to take access to Restricting Information. Nothing in this Section 11.14 shall modify or limit a Lender Party’s obligations under Section 11.13 with regard to Communications and the maintenance of the confidentiality of or other treatment of Information.

(c) Each Lender Party acknowledges that circumstances may arise that require it to refer to Communications that might contain Restricting Information. Accordingly, each Lender Party agrees that it will nominate at least one designee to receive Communications (including Restricting Information) on its behalf and identify such designee (including such designee’s contact information) on such Lender Party’s Administrative Questionnaire. Each Lender Party agrees to notify the Administrative Agent from time to time of such Lender Party’s designee’s e-mail address to which notice of the availability of Restricting Information may be sent by electronic transmission.

(d) Each Lender Party acknowledges that Communications delivered hereunder and under the other Loan Documents may contain Restricting Information and that such Communications are available to all Lender Parties generally. Each Lender Party that elects not to take access to Restricting Information does so voluntarily and, by such election, acknowledges and agrees that the Administrative Agent and other Lender Parties may have access to Restricting Information that is not available to such electing Lender Party. None of the Administrative Agent nor any Lender Party with access to Restricting Information shall have any duty to disclose such Restricting Information to such electing Lender Party or to use such Restricting Information on behalf of such electing Lender Party, and shall not be liable for the failure to so disclose or use, such Restricting Information.

(e) The provisions of the foregoing clauses of this Section 11.14 are designed to assist the Administrative Agent, the Lender Parties and the Loan Parties in complying with their respective contractual obligations and applicable law in circumstances where certain Lender Parties express a desire not to receive Restricting Information notwithstanding that certain Communications hereunder or under the other Loan Documents or other information provided to the Lender Parties hereunder or thereunder may contain Restricting Information. Neither the Administrative Agent or any of its Related Parties warrants or makes any other statements with respect to the adequacy of such provisions to achieve such purpose nor does the Administrative Agent or any of its Related Parties warrant or make any other statement to the effect that the Loan Parties’ or Lender Party’s adherence to such provisions will be sufficient to ensure compliance by any Loan Party or Lender Party with its contractual obligations or its duties under applicable law in respect of Restricting Information and each of the Lender Parties and the Loan Parties assumes the risks associated therewith.

(f) Any Lender Party may disclose to any Person to whom or for whose benefit such Lender Party charges, assigns or otherwise creates an Encumbrance (or may do so) pursuant to Section 11.05(f).

Section 11.15 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together (to the extent lawful) with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 11.16 No Waiver; Remedies. No failure on the part of any party hereto to exercise, and no delay in exercising, any right under this Agreement or any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies of the Administrative Agent and the Lenders provided in this Agreement are cumulative and not exclusive of any remedies that they would otherwise have. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

Section 11.17 USA Patriot Act Notice; “Know Your Customer”; OFAC, Sanctions, Anti-Corruption and Anti-Money Laundering Provisions. (a) Each Lender Party and the Administrative Agent (for itself and not on behalf of any Lender Party) hereby notifies the Loan Parties that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) and pursuant to other applicable “know your customer” and Anti-Money Laundering Laws, it is required to obtain, verify and record information that identifies each Loan Party or Letter of Credit beneficiary, as applicable, which information includes the name and address of each Loan Party and other information that will allow such Lender Party or the Administrative Agent, as applicable, to identify each Loan Party or Letter of Credit beneficiary, as applicable, in accordance with the Act. Each Loan Party shall, following a request by the Administrative Agent or any Lender Party, provide all documentation and other information that the Administrative Agent or such Lender Party reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and Anti-Money Laundering Laws, including the Act.

(b) Without limiting the foregoing, if:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement; or

(ii) any change in the status or composition of shareholders of a Loan Party (or the addition of any Additional Borrower) after the date of this Agreement; or

(iii) a proposed assignment or transfer by any Lender or Administrative Agent of its rights and obligations under this Agreement,

obliges the Administrative Agent or any Lender Party or, in the case of paragraph (iii) above, any prospective new Lender Party or Administrative Agent to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Loan Party shall promptly upon the request of the Administrative Agent or any Lender Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender Party (for itself or, in the case of the event described in paragraph (iii) above, any prospective new Lender Party) to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Loan Documents.

(c) Each Lender Party shall promptly upon the request of the Administrative Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself) in order for the Administrative Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Loan Documents.

(d)

(x) Each Loan Party represents (on the Signing Date and the date of each Credit Extension only) and warrants (on the Signing Date and the date of each Credit Extension only), agrees and covenants that (I) neither it nor any of its Subsidiaries is an Embargoed Person and (II) neither it, nor any of its Subsidiaries nor to the best of their knowledge any of the respective officers or directors, of such Loan Party or such Subsidiary (i) is an Embargoed Person or (ii) is engaging or has engaged in any business that evades or avoids or has the purpose of evading or avoiding, or breaches or attempts to breach directly or indirectly, any Sanctions or conducts or has conducted, directly or indirectly, any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Embargoed Person, in each case except where such conduct or transactions would not reasonably be likely to expose the Administrative Agent, or any Lenders or Issuing Bank to any material liability or material detriment (which, for the avoidance of doubt, would include any reputational harm) (it being understood that should any harm result therefrom, the indemnity provisions of Section 11.04 shall apply in respect thereof in accordance with the terms and conditions of such Section).

(y) Each Loan Party (A) represents and warrants that neither it nor any of its Subsidiaries will directly, nor to the Loan Parties’ knowledge indirectly, use, lend, contribute or otherwise make available the proceeds of any Loan or Letter of Credit hereunder (i) to fund or facilitate any activities or business of or with an Embargoed Person or any other Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, (ii) in any other manner that would result in a violation of any Sanctions or becoming an Embargoed Person, in each case by any Person (including any Person participating in a Loan or Letter of Credit, whether as Administrative Agent, Arranger Party, Lender, Issuing Bank or otherwise) or (iii) for any purpose which would breach any Sanctions and (B) agrees and covenants that neither it nor any of its Subsidiaries will use, lend, contribute or otherwise make available the proceeds of any Loan or Letter of Credit hereunder in any manner that would result in any violation of any Anti-Corruption Laws or Anti-Money Laundering Laws or for any purpose which would result in a breach of any of any Anti-Corruption Laws or any Anti-Money Laundering Laws, in each case under this clause (B) except where such conduct or transactions would not reasonably be likely to expose the Administrative Agent, or any Lenders or Issuing Bank to any material liability or material detriment (which, for the avoidance of doubt, would include any reputational harm) (it being understood that should any harm result therefrom, the indemnity provisions of Section 11.04 shall apply in respect thereof in accordance with the terms and conditions of such Section).

(e)

(x) Except as disclosed in the Parent Disclosure Schedule (including any investigation disclosed therein or the results thereof) relating to events or circumstances that occurred prior to March 24, 2015, each Loan Party represents (on the Signing Date and the date of each Credit Extension only), warrants (on the Signing Date and the date of each Credit Extension only), agrees and covenants that it and its Subsidiaries and, to the best of their knowledge, the respective officers and directors of such Loan Party or such Subsidiary, comply with the requirements of all Anti-Corruption Laws and all Anti-Money Laundering Laws and the Parent shall, and shall cause each of its Subsidiaries to comply with the requirements of all Anti-Corruption Laws and all Anti Money Laundering Laws, except, in each case, where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(y) In relation to the matters disclosed in the Parent Disclosure Schedule, each Loan Party represents (on the Signing Date and the date of each Credit Extension only), warrants (on the Signing Date and the date of each Credit Extension only), agrees and covenants that it and its Subsidiaries and, to the best of their knowledge, the respective officers and directors of such Loan Party or such Subsidiary, comply with the requirements of all Anti-Corruption Laws and all Anti-Money Laundering Laws and the Parent shall, and shall cause each of its Subsidiaries to comply with the requirements of all Anti-Corruption Laws and all Anti-Money Laundering Laws, except, in each case, where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Payment Material Adverse Effect.

(f) At the written request of the Administrative Agent, such Loan Party shall, promptly after the date of any such request, provide the Administrative Agent or any Lender any information regarding the Loan Parties necessary for the Administrative Agent or such Lender to comply with all applicable Anti-Corruption Laws, Anti Money Laundering Laws or Sanctions.

Section 11.18 Dollar Equivalent Calculations. For purposes of this Agreement, the Dollar Equivalent of each Loan that is an Alternate Currency Loan (or Letter of Credit in an Alternate Currency) shall be calculated (i) on the date when the applicable Borrowing Request or LC Request in relation to such Loan or Letter of Credit is received in accordance with Article II, (ii) at the Administrative Agent’s discretion, on the first Business Day of each month, (iii) at the Administrative Agent’s discretion, the date of each continuance or conversion of a Eurocurrency Loan and (iv) at such other times as designated by the Administrative Agent in its discretion. Such Dollar Equivalent shall remain in effect until the same is recalculated by the Administrative Agent as provided above and notice of such recalculation is received by Parent, it being understood that until such notice of such recalculation is received, the Dollar Equivalent shall be that Dollar Equivalent as last reported to Parent by the Administrative Agent.

Section 11.19 Judgment Currency. (a) The Loan Parties’ obligations hereunder and under the other Loan Documents to make payments in the applicable Loan Currency (pursuant to such obligation, the “Obligation Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or the respective Lender of the full amount of the Obligation Currency expressed to be payable to the Administrative Agent or such Lender under this Agreement or the other Loan Documents. If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency being hereinafter referred to as the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made at the Relevant Currency Equivalent, and in the case of other currencies, the rate of exchange (as quoted by the Administrative Agent or if the Administrative Agent does not quote a rate of exchange on such currency, by a known dealer in such currency designated by the Administrative Agent) determined, in each case, as of the Business Day immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).

(b) If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, the Loan Parties covenant and agree to pay, or cause to be paid, either (i) such additional amounts, if any (but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date, or (ii) such amount, in the Obligation Currency, equal to the amount of the applicable judgment denominated in Judgment currency, converted to the Obligation Currency in accordance with the Judgment Currency Conversion Date.

(c) For purposes of determining the Relevant Currency Equivalent or any other rate of exchange for this Section 11.19, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.

Section 11.20 Special Provisions Relating to Euros. (a) All funds to be made available to Administrative Agent pursuant to this Agreement in euros shall be made available to Administrative Agent in immediately available, freely transferable, cleared funds to such account with such bank in such principal financial center in such Participating Member State (or in London) as Administrative Agent shall from time to time nominate for this purpose.

(b) In relation to the payment of any amount denominated in euros, Administrative Agent shall not be liable to any Loan Party or any of the Lenders for any delay, or the consequences of any delay, in the crediting to any account of any amount required by this Agreement to be paid by Administrative Agent if Administrative Agent shall have taken all relevant and necessary steps to achieve, on the date required by this Agreement, the payment of such amount in immediately available, freely transferable, cleared funds in euros to the account with the bank in the principal financial center in the Participating Member State which a Borrower or, as the case may be, any Lender shall have specified for such purpose. In this Section 11.20(b), “all relevant steps” means all such steps as may be prescribed from time to time by the regulations or operating procedures of such clearing or settlement system as Administrative Agent may from time to time determine for the purpose of clearing or settling payments of euros. Furthermore, and without limiting the foregoing, Administrative Agent shall not be liable to any Loan Party or any of the Lenders with respect to the foregoing matters in the absence of its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision or pursuant to a binding arbitration award or as otherwise agreed in writing by the affected parties).

Section 11.21 No Fiduciary Duty. Each Arranger Party, the Administrative Agent, the Swingline Lender, each Issuing Bank and each Lender and their respective Affiliates (collectively, solely for purposes of this paragraph, the “Banks”), may have economic interests that conflict with those of the Loan Parties. Each Loan Party agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Banks and the Loan Parties, their stockholders or their affiliates. Each Loan Party acknowledges and agrees that (i) the transactions contemplated by the Loan Documents are arm’s-length commercial transactions between the Banks, on the one hand, and the Loan Parties, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Banks is acting solely as a principal and not the agent or fiduciary of any Loan Party, its management, stockholders, creditors or any other person, (iii) no Bank has assumed an advisory or fiduciary responsibility in favor of any Loan Party with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Bank or any of its affiliates has advised or is currently advising any Loan Party on other matters) or any other obligation to the Loan Parties except the obligations expressly set forth in the Loan Documents and (iv) each Loan Party has consulted its own legal and financial advisors to the extent it deemed appropriate. Each Loan Party further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Loan Party agrees that it will not claim that any Bank has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Loan Parties, in connection with such transaction or the process leading thereto.

Section 11.22 Lenders as Swiss Qualifying Banks and Swiss Non-Qualifying Banks; Borrowers as Swiss Loan Parties. Each Lender party hereto represents as of the date it becomes a party hereto that it is a Swiss Qualifying Bank or a Swiss Non-Qualifying Bank as further indicated on Schedule 11.22 (which shall be updated by the Administrative Agent from time to time if so requested by the Parent). Any such Lender which ceases to be a Swiss Qualifying Bank shall promptly notify the Parent and the Administrative Agent that it has ceased to be a Swiss Qualifying Bank. If as a result of such event (including as a result of a change of status of such Lender or as a result of an assignment or Restricted Sub-Participation to a Swiss Non-Qualifying Bank) the number of Swiss Non-Qualifying Banks under this Agreement exceeds the number ten, then, so long as no Event of Default is in existence, the Parent may, at its sole expense and effort, request that the relevant Lender or Lenders, as applicable, assign or transfer by novation (at par plus accrued interest, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents) all of its rights and obligations under this Agreement to an Eligible Assignee identified by the Lender (failing which identified by the Parent) qualifying as a Swiss Qualifying Bank or another Lender qualifying as a Swiss Qualifying Bank, all in accordance with Section 11.05. The Administrative Agent shall have no responsibility for determining whether or not an entity is a Swiss Qualifying Bank. Each Lender shall have the right to request at any time to receive from Parent a list setting forth the Lenders who are Swiss Non-Qualifying Banks.

Section 11.23 Reference Bank Provisions.

(a) No Reference Bank is under any obligation to provide a quotation or any other information to the Administrative Agent.

(b) No Reference Bank will be liable for any action taken by it under or in connection with any Loan Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c) No Person (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Loan Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank (regardless of whether the Reference Bank is a party to this Agreement) may rely on this Section 11.23.

(d) The Administrative Agent agrees to keep each Reference Bank Quotation confidential, not to disclose it to anyone and to ensure that the information in the Reference Bank Quotation is protected with security measures and a degree of care that would apply to its own confidential information, save that the Administrative Agent may disclose:

(i) the Reference Bank Rate to the Loan Parties (but not, for the avoidance of doubt, any Reference Bank Quotation);

(ii) any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Loan Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given agrees to keep each Reference Bank Quotation confidential, not to disclose it to anyone and to ensure that the information in the Reference Bank Quotation is protected with security measures and a degree of care that would apply to its own confidential information and is subject to customary confidentiality undertakings.

(iii) any Reference Bank Quotation to the extent permitted by Section 11.13 (a), (b), (c) and/or (e).

(iv) any Reference Bank Quotation to any successor Administrative Agent.

(e) The Administrative Agent’s obligations in this Section 11.23 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Section 2.11 provided that (other than pursuant to paragraph (d)(iv) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

(f) The Administrative Agent acknowledges that the Reference Bank Quotation is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Administrative Agent undertakes not to use any Reference Bank Quotation for any unlawful purpose.

Section 11.24 Representation of the Dutch Borrower. If, in respect of the Dutch Borrower, this Agreement or any other Loan Document is signed or executed by another Person (a “Dutch Attorney-in-Fact”) acting on behalf of the Dutch Borrower pursuant to a power of attorney executed and delivered by the Dutch Borrower, it is hereby expressly acknowledged and accepted in accordance with article 14 of the Hague Convention on the Law Applicable to Agency of 14 March 1978 by the other parties to this Agreement or any other Loan Document that the existence and extent of such Attorney-in-Fact’s authority and the effects of such Dutch Attorney-in-Fact’s exercise or purported exercise of his or her authority shall be governed by the laws of the Netherlands.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

/s/ Eyal Desheh
Name:	EYAL DESHEH
Title:	EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

/s/ Eran Ezra
Name:	ERAN EZRA
Title:	SVP, HEAD OF GLOBAL TREASURY

TEVA PHARMACEUTICALS USA, INC.

/s/ Deborah A. Griffin
Name: DEBORAH A. GRIFFIN
Title: SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

/s/ Frank V. Kimick
Name: FRANK V. KIMICK
Title: VICE PRESIDENT, FINANCE AND NORTH AMERICAN TREASURER

TEVA PHARMACEUTICAL FINANCE NETHERLANDS III B.V.

/s/ Gianfranco Nazzi
Name: GIANFRANCO NAZZI
Title: AUTHORIZED SIGNATORY

/s/ Rob Koremans
Name: ROB KOREMANS
Title: AUTHORIZED SIGNATORY

TEVA FINANCE SERVICES B.V.

/s/ Paul Whitty
Name: PAUL WHITTY
Title: GENERAL MANAGER

/s/ David Koch
Name: DAVID KOCH
Title: MANAGING DIRECTOR

TEVA FINANCE SERVICES II B.V.

/s/ Paul Whitty
Name: PAUL WHITTY
Title: GENERAL MANAGER

/s/ David Koch
Name: DAVID KOCH
Title: MANAGING DIRECTOR

TEVA CAPITAL SERVICES SWITZERLAND GMBH

/s/ Paul Whitty
Name: PAUL WHITTY
Title: GENERAL MANAGER

/s/ David Koch
Name: DAVID KOCH
Title: PRESIDENT OF THE MANAGING OFFICERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH

as Lender

/s/ Cara Younger
Name: CARA YOUNGER
Title: DIRECTOR

/s/ Christina Cignoli
Name: CRISTINA CIGNOLI
Title: VICE PRESIDENT

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

as Lender

/s/ David Pepper
Name: DAVID PEPPER
Title: MANAGING DIRECTOR

BANK OF CHINA (LUXEMBOURG) S.A.

as Lender

/s/ Yan Haisi
Name: YAN HAISI
Title: DEPUTY GENERAL MANAGER

BARCLAYS BANK PLC
as Lender

/s/ Keith Hatton
Name: KEITH HATTON
Title: MANAGING DIRECTOR

BNP PARIBAS

as Lender

/s/ Davina Saint
Name: DAVINA SAINT
Title: AUTHORISED SIGNATORY

/s/ Maurice Moynihan
Name: MAURICE MOYNIHAN
Title: AUTHORISED SIGNATORY

CITIBANK, N.A.

as Lender

/s/ Richard Basham
Name: RICHARD BASHAM
Title: MANAGING DIRECTOR

CRÉDIT INDUSTRIEL ET COMMERCIAL, LONDON BRANCH

as Lender

/s/ Alexandre Berthier
Name: ALEXANDRE BERTHIER
Title: CORPORATE FINANCE MANAGER

/s/ Patrick Kitching
Name: PATRICK KITCHING
Title: HEAD OF CORPORATE FINANCE

CRÉDIT INDUSTRIEL ET COMMERCIAL, NEW YORK BRANCH

as Lender

/s/ Edwige Sucher
Name: EDWIGE SUCHER
Title: VICE PRESIDENT

/s/ Eric Longuet
Name: ERIC LONGUET
Title: MANAGING DIRECTOR

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

as Lender

/s/ Christopher Day
Name: CHRISTOPHER DAY
Title: AUTHORIZED SIGNATORY

/s/ Karim Rahimtoola
Name: KARIM RAHIMTOOLA
Title: AUTHORIZED SIGNATORY

COMMERZBANK AG, NEW YORK BRANCH

as Lender

/s/ Diane L. Pockaj
Name: DIANE L. POCKAJ
Title: MANAGING DIRECTOR

/s/ Anne Culver
Name: ANNE CULVER
Title: ASSISTANT VICE PRESIDENT

HSBC BANK PLC

as Lender

/s/ Colette Pithie
Name: COLETTE PITHIE
Title: ASSOCIATE DIRECTOR

INTESA SANPAOLO S.P.A.

as Lender

/s/ Antonio Varnier
Name: ANTONIO VARNIER
Title: GLOBAL RELATIONSHIP MANAGER

/s/ Nikolaos Koukouvinos
Name: NIKOLAOS KOUKOUVINOS
Title: RELATIONSHIP MANAGER

LLOYDS BANK PLC

as Lender

/s/ Erin Doherty
Name: ERIN DOHERTY
Title: ASSISTANT VICE PRESIDENT

/s/ Daven Popat
Name: DAVEN POPAT
Title: SENIOR VICE PRESIDENT

MIZUHO BANK, LTD.

as Lender

/s/ Robert Pettitt
Name: ROBERT PETTITT
Title: DEPUTY GENERAL MANAGER

MORGAN STANLEY BANK, N.A.

as Lender

/s/ Michael King
Name: MICHAEL KING
Title: AUTHORIZED SIGNATORY

PNC BANK, NATIONAL ASSOCIATION

as Lender

/s/ Domenic D’Ginto
Name: DOMENIC D’GINTO
Title: SENIOR VICE PRESIDENT

ROYAL BANK OF CANADA

as Lender

/s/ Scott MacVicar
Name: SCOTT MACVICAR
Title: AUTHORIZED SIGNATORY

SUMITOMO MITSUI BANKING CORPORATION

as Lender

/s/ Hiroyuki Muraoka
Name: HIROYUKI MURAOKA
Title: GENERAL MANAGER

/s/ Nobuyuki Sato
Name: NOBUYUKI SATO
Title: JOINT GENERAL MANAGER

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

as Lender

/s/ Tomoyuki Koike
Name: TOMOYUKI KOIKE
Title: MANAGING DIRECTOR

THE TORONTO-DOMINION BANK

as Lender

/s/ Philip Bates
Name: PHILIP BATES
Title: MANAGING DIRECTOR

/s/ Ryan Clancy
Name: RYAN CLANCY
Title: DIRECTOR

SCOTIABANK EUROPE PLC
as Lender

/s/ NCF Petherbridge
Name: NCF PETHERBRIDGE
Title: MANAGING DIRECTOR

/s/ Martin Doyle
Name: MARTIN DOYLE
Title: DIRECTOR

CITIBANK, N.A., as Administrative Agent

/s/ Richard Basham
Name: RICHARD BASHAM
Title: MANAGING DIRECTOR

ANNEX I

Rate Table

	Applicable Type	Applicable Rating (% per annum)
		BBB+/Baa1 or better	BBB/ Baa2	BBB-/Baa3 or lower
Applicable Margin	Eurocurrency Loans	1.00%	1.125%	1.375%
	ABR Loans	0%	0.125%	0.375%
Applicable Commitment Fee		0.150%	0.175%	0.200%

For purposes of determining the Applicable Margin or Applicable Commitment Fee, as the case may be, (a) if either Moody’s or S&P does not have in effect a Rating, then the Rating assigned by the other rating agency shall be used, provided that (i) in the event that such Rating is not assigned due to a Default under Section 5.10 or (ii) neither Moody’s nor S&P have in effect a Rating, the BBB-/Baa3 or lower rate shall apply; and (b) in case of a split Rating where at least one Rating is BBB/Baa2 or below, the average of the two applicable rates will apply, otherwise the higher Rating shall prevail.

If the relevant Rating assigned by Moody’s or S&P shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in the Applicable Margin and Applicable Commitment Fee shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Parent and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system (including, in such case, an amendment to replace Moody’s or S&P, as applicable, with another rating agency) or the unavailability of ratings from such rating agency, and, pending the effectiveness of any such amendment, the Applicable Margin and Applicable Commitment Fee shall be determined by reference to the rating most recently in effect prior to such change or cessation.

SCHEDULE 2.01

Commitments

Lender	Commitment (US$)
Banco Bilbao Vizcaya Argentaria, S.A. New York Branch		200,000,000
Bank of America Merrill Lynch International Limited (provided that with respect to Loans to the US Borrower, Bank of America N.A., London Branch)		260,000,000
Bank of China (Luxembourg) S.A.		200,000,000
Barclays Bank PLC		260,000,000
BNP Paribas		260,000,000
Citibank, N.A.		260,000,000
Crédit Industriel et Commercial, London Branch		50,000,000
Crédit Industriel et Commercial, New York Branch		50,000,000
Credit Suisse AG, Cayman Islands Branch		260,000,000
Commerzbank AG, New York Branch		200,000,000
HSBC Bank PLC		260,000,000
Intesa Sanpaolo S.P.A.		200,000,000
Lloyds Bank plc		200,000,000
Mizuho Bank, Ltd.		260,000,000
Morgan Stanley Bank, N.A.		260,000,000
PNC Bank, National Association		200,000,000
Royal Bank of Canada		260,000,000
Sumitomo Mitsui Banking Corporation		260,000,000
The Toronto-Dominion Bank		200,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.		200,000,000
Scotiabank Europe plc		200,000,000

Total	US$	4,500,000,000

EXHIBIT A

FORM OF

ASSIGNMENT AND ASSUMPTION

Reference is made to the Senior Unsecured Revolving Credit Agreement dated as of [    ] (as restated, amended, modified, supplemented and in effect from time to time, the “Credit Agreement”), between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, the Lenders named therein and Citibank, N.A., as Administrative Agent for the Lenders. Terms defined in the Credit Agreement are used herein with the same meanings. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

The Assignor named herein hereby sells and assigns, without recourse, to the Assignee named herein, and the Assignee hereby purchases and assumes, without recourse, from the Assignor, effective as of the Assignment Date set forth herein the interests set forth herein (the “Assigned Interest”) in the Assignor’s rights and obligations under the Credit Agreement, including, without limitation, the interests set forth herein in the Commitment of the Assignor on the Assignment Date and Revolving Loans owing to the Assignor which are outstanding on the Assignment Date (and, to the extent permitted to be assigned under applicable law, including all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned under the Credit Agreement), but excluding accrued interest and fees to and excluding the Assignment Date. The Assignee hereby acknowledges receipt of a copy of the Credit Agreement. From and after the Assignment Date (i) the Assignee shall be a party to and be bound by the provisions of the Credit Agreement and, to the extent of the Assigned Interest, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent of the Assigned Interest, relinquish its rights and be released from its obligations under the Credit Agreement.

This Assignment and Assumption is being delivered to the Administrative Agent together with (i) any documentation required to be delivered by the Assignee pursuant to Section 2.15(e) of the Credit Agreement, duly completed and executed by the Assignee, and (ii) if the Assignee is not already a Lender under the Credit Agreement, an Administrative Questionnaire in the form supplied by the Administrative Agent, duly completed by the Assignee. The [Assignee/Assignor] shall pay the fee payable to the Administrative Agent pursuant to Section 11.05(b) of the Credit Agreement.

This Assignment and Assumption shall be governed by and construed in accordance with the laws of the State of New York.

1

Date of Assignment:

Legal Name of Assignor:

Legal Name of Assignee:

Assignee’s Address for Notices:

Effective Date of Assignment

(“Assignment Date”):

Facility	Principal Amount Assigned	Percentage Assigned of Commitment (set forth, to at least 8 decimals, as a percentage of the and the aggregate Commitments of all Lenders thereunder)
Commitment Assigned:	US$	%
Revolving Loans:

The terms set forth above are hereby agreed to:

[Name of Assignor], as Assignor

By:
Name:
Title:

[Name of Assignee], as Assignee

By:
Name:
Title:

WARNING: PLEASE SEEK DUTCH LEGAL ADVICE (I) UNTIL THE COMPETENT AUTHORITY PUBLISHES ITS INTERPRETATION OF THE TERM “PUBLIC” (AS REFERRED TO IN ARTICLE 4.1(1) OF THE CAPITAL REQUIREMENTS REGULATION (EU/575/2013)), IF ANY AMOUNT LENT TO A DUTCH BORROWER IS TO BE ASSIGNED WHICH IS LESS THAN EUR100,000 (OR ITS EQUIVALENT IN ANOTHER CURRENCY) AND (II) AS SOON AS THE COMPETENT AUTHORITY PUBLISHES ITS INTERPRETATION OF THE TERM “PUBLIC”, IF THE NEW LENDER IS CONSIDERED TO BE PART OF THE PUBLIC ON THE BASIS OF THAT INTERPRETATION.

2

The undersigned hereby consent to the within assignment:

[Teva Pharmaceutical Industries Limited][1]		Citibank, N.A.,
as Administrative Agent

By:		By:
	Name:	Name:
	Title:	Title:

By:
Name:
Title:

WARNING: PLEASE SEEK DUTCH LEGAL ADVICE (I) UNTIL THE COMPETENT AUTHORITY PUBLISHES ITS INTERPRETATION OF THE TERM “PUBLIC” (AS REFERRED TO IN ARTICLE 4.1(1) OF THE CAPITAL REQUIREMENTS REGULATION (EU/575/2013)), IF ANY AMOUNT LENT TO A DUTCH BORROWER IS TO BE ASSIGNED WHICH IS LESS THAN EUR100,000 (OR ITS EQUIVALENT IN ANOTHER CURRENCY) AND (II) AS SOON AS THE COMPETENT AUTHORITY PUBLISHES ITS INTERPRETATION OF THE TERM “PUBLIC”, IF THE NEW LENDER IS CONSIDERED TO BE PART OF THE PUBLIC ON THE BASIS OF THAT INTERPRETATION.

[1]	To the extent Parent consent is required under the Credit Agreement in connection with such Assignment.

3

ANNEX 1 to Assignment and Assumption

TEVA PHARMACEUTICALS INDUSTRIES LIMITED

SENIOR UNSECURED REVOLVING CREDIT AGREEMENT

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents, (iii) the financial condition of any of the Loan Parties, any of their Subsidiaries or Affiliates or any other person obligated in respect of any Loan Document or (iv) the performance or observance by any Loan Party, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Assignment Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type and (v) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements referred to in Section 3.04(a) of the Credit Agreement or delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations that by the terms of the Loan Documents are required to be performed by it as a Lender and (vi) [that it is a Swiss Qualifying Bank and will act directly as a Lender with respect to its Loans and Commitment] [hereby informs the Parent and the Administrative Agent that it is unable to represent that it is a Swiss Qualifying Bank]2.

[2]	See Section 10.05 (including 10.05(g)) with respect to restrictions on transfer.

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2. Payments. From and after the Assignment Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts that have accrued to but excluding the Assignment Date and to the Assignee for amounts that have accrued from and after the Assignment Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be construed in accordance with and governed by, the law of the State of New York without regard to conflicts of principles of law that would require the application of the laws of another jurisdiction.

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EXHIBIT B

FORM OF BORROWING REQUEST

Dated ___________

Citibank, N.A.

    as Administrative Agent

1615 Brett Road, Ops III

New Castle, DE 19720

United States

Attention: Administrative Agent

Ladies and Gentlemen:

This Borrowing Request is delivered to you by                      (the “Borrower”), under Section 2.03 of the Senior Unsecured Revolving Credit Agreement dated as of [    ] (the “Credit Agreement”), by and between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, the Lenders party thereto, and Citibank, N.A., as Administrative Agent.

1. The name of the applicable Borrower is                     .

2. The Borrower hereby requests that the Lenders make a Loan or Loans in the aggregate principal amount of US$                     (the “Loan” or the “Loans”).3

3. The Borrower hereby requests that the Loan or Loans be made on the following Business Day: 4

4. The Borrower hereby requests that the Loan or Loans be of the Type and have the Interest Period set forth below:

Currency of Loan	Type of Loan	Principal Component of Loan	Interest Period (if applicable)[5]	Maturity Date for Interest Period (if applicable)

5. The Borrower hereby requests that the funds from the Loan or Loans be disbursed to the following bank account:                    .

[3]	Complete with an amount in accordance with Section 2.03 of the Credit Agreement.
[4]	Complete with a Business Day in accordance with Section 2.03 of the Credit Agreement.
[5]	Not more than five one week LIBOR/EURIBOR periods will be available in any calendar year (so that in total there are not more than 5 one-week Interest Periods in any calendar year (and only one Loan may have such one-week Interest Period at any one time)). If one week LIBOR/EURIBOR is being requested, a notation shall be made on this form of the number of times such a period has already been requested during such calendar year.

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6. After giving effect to any requested Revolving Loan, the sum of the Credit Exposures (including the requested Revolving Loans) does not exceed the maximum amount permitted to be outstanding pursuant to the terms of the Credit Agreement.

7. All of the conditions applicable to the Loans requested herein as set forth in the Credit Agreement will be satisfied on the date of such Loans.

8. All capitalized undefined terms used herein have the meanings assigned thereto in the Credit Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Borrowing Request this          day of                    ,                     .

[ ]

By:
Name:
Title:

2

EXHIBIT C

FORM OF

INTEREST ELECTION REQUEST

Dated

Citibank, N.A.

as Administrative Agent

1615 Brett Road, Ops III

New Castle, DE 19720

United States

Attention: Administrative Agent

Ladies and Gentlemen:

This irrevocable Interest Election Request (the “Request”) is delivered to you under Section 2.05 of the Senior Unsecured Revolving Credit Agreement dated as of [            ](the “Credit Agreement”), by and between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V. (the “Borrowers”), the Lenders party thereto (the “Lenders”), and Citibank, N.A., as Administrative Agent.

1. This Interest Election Request is submitted for the purpose of:

(a) [Continuing a Revolving Loan as a Eurocurrency Loan][Converting a Revolving Loan constituting an ABR Loan into a Eurocurrency Loan].

(b) The aggregate outstanding principal balance of such Revolving Loan is US$/EUR                      .

(c) [The last day of the current Interest Period for such Revolving Loan is                     .6]

(d) The principal amount of such Revolving Loan to be [continued][converted] is US$/EUR                     .7

(e) The requested effective date of the [continuation][conversion] of such Revolving Loan is                     .8

(f) The requested Interest Period applicable to the [continued][converted] Revolving Loan is                     .910

[6]	Insert applicable date for any Eurocurrency Loan being continued.
[7]	Complete with an amount in compliance with Section 2.05 of the Credit Agreement.
[8]	Complete with a Business Day in compliance with Section 2.05 of the Credit Agreement.
[9]	Complete for each Eurocurrency Loan in compliance with the definition of the term “Interest Period” specified in Section 1.01.
[10]	Not more than five one week LIBOR/EURIBOR periods will be available in any calendar year (so that in total there are not more than 5 one-week Interest Periods in any calendar year (and only one Loan may have such one-week Interest Period at any one time)). If one week LIBOR/EURIBOR is being requested, a notation shall be made on this form of the number of times such a period has already been requested during such calendar year.

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2. No Event of Default under Sections 7.01(a), (b), (g), (h) or (i) exists, and none will exist upon the [continuation] [conversion] of the Revolving Loan requested herein.

3. All capitalized undefined terms used herein have the meanings assigned thereto in the Credit Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Interest Election Request this                      day of                     ,                     .

[ ]

By:
Name:
Title:

2

EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE

The undersigned hereby certifies that he is the                      of TEVA PHARMACEUTICAL INDUSTRIES LIMITED (the “Parent”), and that as such he is authorized to execute this certificate on behalf of the Parent. With reference to the Senior Unsecured Revolving Credit Agreement dated as of [            ](the “Credit Agreement”), between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, and Citibank, N.A., as Administrative Agent (the “Administrative Agent”) for the lenders (the “Lenders”), which are or become a party thereto, and such Lenders, the undersigned represents and warrants as follows (each capitalized term used herein having the same meaning given to it in the Agreement unless otherwise specified);

(a) [There currently does not exist any Default or Event of Default under the Agreement.] [Attached hereto is a schedule specifying the details of [a] certain Default[s] [Event[s] of Default] which exist under the Agreement and the action taken or proposed to be taken with respect thereto.]

(b) Attached hereto are the detailed computations necessary to determine whether the Parent is in compliance with Section 6.04 of the Credit Agreement as of the end of the [fiscal quarter][fiscal year] ending                     .

EXECUTED AND DELIVERED this                      day of                     , 20        .

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:
Name:
Title:

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EXHIBIT E

FORM OF

REVOLVING LOAN NOTE

US$/Euro                                                                                                                                                                            , 200

                          (the “Borrower”), for value received, promises and agrees to pay to                      (the “Lender”), or order, at the payment office of [Citibank, N.A.], as Administrative Agent, the principal sum of ________________________________________ AND NO/100 [DOLLARS (US$                    ),] [                     Euros (            )] or such lesser amount as shall equal the aggregate unpaid principal amount of the Revolving Loans owed to the Lender under the Credit Agreement, as hereafter defined, [in lawful money of the United States of America and] in immediately available funds, on the dates and in the principal amounts provided in the Credit Agreement, and to pay interest on the unpaid principal amount as provided in the Credit Agreement for such Revolving Loans, at such office, in like money and funds, for the period commencing on the date of each such Revolving Loan until such Revolving Loan shall be paid in full, at the rates per annum and on the dates provided in the Credit Agreement.

This note evidences the Revolving Loans owed to the Lender under that certain Senior Unsecured Revolving Credit Agreement dated as of [            ], by and between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, Citibank, N.A., as Administrative Agent, individually, and the other financial institutions parties thereto (including the Lender) (such Senior Unsecured Revolving Credit Agreement, together with all amendments or supplements thereto, being the “Credit Agreement”), and shall be governed by the Credit Agreement. Capitalized terms used in this note and not defined in this note, but which are defined in the Credit Agreement, have the respective meanings herein as are assigned to them in the Credit Agreement.

The Lender is hereby authorized by the Borrower to endorse on Schedule A (or a continuation thereof) attached to this note, the currency of each Revolving Loan owed to the Lender, the amount and date of each payment or prepayment of principal of each such Revolving Loan received by the Lender and the Interest Periods and interest rates applicable to each Revolving Loan, provided that any failure by the Lender to make any such endorsement shall not affect the obligations of the Borrower under the Credit Agreement or under this note in respect of such Revolving Loans.

This note may be held by the Lender for the account of its applicable lending office and, except as otherwise provided in the Credit Agreement, may be transferred from one lending office of the Lender to another lending office of the Lender from time to time as the Lender may determine.

Except only for any notices which are specifically required by the Credit Agreement, the Borrower and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including but not limited to notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability, and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any

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of them. Each such person agrees that its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any lien against or security interest in any such security or the partial or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.

The Credit Agreement provides for the acceleration of the maturity of this note upon the occurrence of certain events and for prepayment of Revolving Loans upon the terms and conditions specified therein. Reference is made to the Credit Agreement for all other pertinent purposes.

This note is issued pursuant to and is entitled to the benefits of the Credit Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.

[ ]

By:
Name: Title:

2

SCHEDULE A

TO

REVOLVING LOAN NOTE

This note evidences the Revolving Loans owed to the Lender under the Credit Agreement, in the principal amount set forth below and the applicable Interest Periods and rates for each such Revolving Loan, subject to the payments of principal set forth below:

SCHEDULE

OF

REVOLVING LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST

Date	Interest Period	Rate	Principal Amount of Revolving Loan	Amount of Principal Paid or Prepaid	Interest Paid	Balance of Revolving Loans	Notation Made by

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EXHIBIT F

FORM OF

SWINGLINE LOAN NOTE

US$.                                                                                                                                                                                        , 200

                     (the “Borrower”), for value received, promises and agrees to pay to [Citibank, N.A.] (the “Swingline Lender” or “Lender”), or order, at the payment office of [Citibank, N.A.], as Administrative Agent, the principal sum of                      AND NO/100 DOLLARS (US$                    ), or such lesser amount as shall equal the aggregate unpaid principal amount of the Swingline Loans owed to the Lender under the Credit Agreement, as hereafter defined, in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Credit Agreement, and to pay interest on the unpaid principal amount as provided in the Credit Agreement for such Swingline Loans, at such office, in like money and funds, for the period commencing on the date of each such Swingline Loan until such Swingline Loan shall be paid in full, at the rates per annum and on the dates provided in the Credit Agreement.

This note evidences the Swingline Loans owed to the Lender under that certain Senior Unsecured Revolving Credit Agreement dated as of [•], by and between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, and Citibank, N.A., individually, as Administrative Agent, and the other financial institutions parties thereto (including the Lender) (such Senior Unsecured Revolving Credit Agreement, together with all amendments or supplements thereto, being the “Credit Agreement”), and shall be governed by the Credit Agreement. Capitalized terms used in this note and not defined in this note, but which are defined in the Credit Agreement, have the respective meanings herein as are assigned to them in the Credit Agreement.

The Lender is hereby authorized by the Borrower to endorse on Schedule A (or a continuation thereof) attached to this note, the amount and date of each payment or prepayment of principal of each Swingline Loan received by the Lender and the interest rates applicable to each Swingline Loan, provided that any failure by the Lender to make any such endorsement shall not affect the obligations of the Borrower under the Credit Agreement or under this note in respect of such Swingline Loans.

This note may be held by the Lender for the account of its applicable lending office and, except as otherwise provided in the Credit Agreement, may be transferred from one lending office of the Lender to another lending office of the Lender from time to time as the Lender may determine.

Except only for any notices which are specifically required by the Credit Agreement, the Borrower and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including but not limited to notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability, and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that its liability on or with respect to this note shall not be

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affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any lien against or security interest in any such security or the partial or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.

The Credit Agreement provides for the acceleration of the maturity of this note upon the occurrence of certain events and for prepayment of Swingline Loans upon the terms and conditions specified therein. Reference is made to the Credit Agreement for all other pertinent purposes.

This note is issued pursuant to and is entitled to the benefits of the Credit Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.

[ ]

By:
Name:
Title:

2

EXHIBIT G

FORM OF

SOLVENCY CERTIFICATE

Date: [            ], [    ]

This Solvency Certificate is delivered pursuant to Section [            ] of the Senior Unsecured Revolving Credit Agreement dated as of [            ], [    ] (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, the Lenders party thereto from time to time, [Citibank, N.A.], as administrative agent, and certain other parties thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement. For the purposes hereof, “Closing Date” refers to the [Effective Date][[date of the Acquisition Closing Event] under the Credit Agreement.

The undersigned Chief Financial Officer of the Parent hereby certifies, solely in his capacity as an officer of the Parent and not individually, to the best of his knowledge, that he is of the opinion as follows:

1. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the fair value of the assets of the Parent and its Subsidiaries, on a consolidated basis, at a fair valuation, will exceed their debts and liabilities, subordinated, contingent or otherwise.

2. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the present fair saleable value of the property of the Parent and its Subsidiaries, on a consolidated basis, will be greater than the amount that will be required to pay the probable liabilities on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured.

3. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the Parent and its Subsidiaries, on a consolidated basis, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

4. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the Parent and its Subsidiaries, on a consolidated basis, will not have an unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and proposed to be conducted following the date hereof.

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For purposes of this Solvency Certificate, the amount of any contingent liability has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability. For purposes of making the certifications set forth in this Solvency Certificate, it is assumed that the debts and other liabilities incurred under and in connection with the Transactions will come due at their respective maturities.

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IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

Teva Pharmaceutical Industries Limited

By:
Name:
Title:

[Signature page to the Solvency Certificate]

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SCHEDULE A

TO

SWINGLINE LOAN NOTE

This note evidences the Swingline Loans owed to the Swingline Lender under the Senior Unsecured Revolving Credit Agreement, in the principal amount set forth below and the applicable rates for each such Swingline Loan, subject to the payments of principal set forth below:

SCHEDULE

OF

SWINGLINE LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST

Date	Rate	Principal Amount of Swingline Loan	Amount of Principal Paid or Prepaid	Interest Paid	Balance of Swingline Loans	Notation Made by

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EXHIBIT H

FORM OF LC REQUEST11
Dated

[    ], as Issuing Bank

Ladies and Gentlemen:

This LC Request is delivered to you by                      (the “Borrower”), under Section 2.19 of the Senior Unsecured Revolving Credit Agreement dated as of [            ] (the “Credit Agreement”), by and between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, the Lenders party thereto, and Citibank, N.A., as Administrative Agent.

1. The name of the applicable Borrower requesting the Letter of Credit is                     .

2. This LC Request requests the Issuing Bank to [issue a “standby” Letter of Credit]/[amend/renew/extend the following existing “standby” Letter of Credit: [            ]].

3. The Borrower hereby requests that the date for such [issuance/amendment/renewal/extension] shall be [            ] (or if not a Business Day, the next succeeding Business Day). and that the expiration thereof be on [            ].

4. The face amount of such Letter of Credit shall be [US$][Euro][            ].

5. The Beneficiary of such Letter of Credit shall be: [NAME] [ADDRESS][KYC INFORMATION] and shall be in support of [DESCRIBE THE NATURE OF THE OBLIGATION/TRANSACTION BEING SUPPORTED AND PROVIDE SPECIFIC DOCUMENTS AND CERITFICATES TO BE PRESENTED BY BENEFICIARY IN CONNECTION WITH DRAWINGS]

6. Upon the [issuance/amendment/renewal/extension] of such Letter of Credit no Event of Default exists or would arise therefrom.

7. After giving effect to any requested Letter of Credit hereunder no Letter of Credit limit has been exceeded pursuant to the terms of the Credit Agreement.

8. All of the conditions applicable to the [issuance/amendment/renewal/extension] of such Letter of Credit requested herein as set forth in the Credit Agreement will be satisfied on the date of such [issuance/amendment/renewal/extension].

9. The Borrower acknowledges that prior to any such [issuance/amendment/renewal/extension] of such Letter of Credit requested hereunder it may also need to provide such other information and documentation and applications as may be requested or required by the Issuing Bank in accordance with Section 2.19 of the Credit Agreement in form and substance satisfactory to the Issuing Bank.

[11]	Complete in accordance with Section 2.19 of the Credit Agreement.

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10. All capitalized undefined terms used herein have the meanings assigned thereto in the Credit Agreement. This LC Request constitutes a Loan Document under the Credit Agreement.

IN WITNESS WHEREOF, the undersigned have executed this LC Request this                      day of                     ,                     .

[ ]

By:
Name:
Title:

3

EXHIBIT I

FORM OF

BORROWER ACCESSION NOTICE

Date: [            ], [    ]

This Borrower Accession Notice is delivered pursuant to Section 10.01 of the Senior Unsecured Revolving Credit Agreement dated as of [            ], [    ] (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as Borrowers, the Lenders party thereto from time to time, CITIBANK, N.A., as administrative agent, and certain other parties thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

    1. Joinder.

The undersigned Borrower hereby agrees to become party to the Credit Agreement as an Additional Borrower, for all purposes thereof on the terms set forth therein, and to be bound by the terms, conditions and provisions of the Credit Agreement as fully as if the undersigned had executed and delivered the Credit Agreement as of the date thereof.

    2. Agreements.

The undersigned Borrower hereby agrees, for the enforceable benefit of all existing and future Lenders and the Administrative Agent that:

a.	such Borrower is bound by the terms, conditions and provisions of the Credit Agreement;

b.	such Borrower shall perform its obligations under the Credit Agreement;

c.	on the date of this Borrower Accession Notice, each Loan Party hereto makes each of the representations and warranties set forth in the Credit Agreement that were given as of the Signing Date (with all references to the Signing Date being references to the date of this Borrower Accession Notice) and confirms that no Default or Event of Default is continuing or will result from the accession by the Borrower hereunder.

    3. Reference to, Ratification of and Effect on the Credit Agreement.

(i) On and after the date of this Borrower Accession Notice, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Borrower Accession Notice.

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(ii) This Borrower Accession Notice is limited as specified herein and the Credit Agreement, as amended hereby, shall remain in full force and effect and is hereby ratified and confirmed by each party hereto and thereto. In furtherance of the foregoing, each Borrower agrees that the terms of this Borrower Accession Notice and of the Credit Agreement, as amended and modified hereby, shall not affect in any way its obligations and liabilities under any Loan Document, all of which obligations and liabilities shall remain in full force and effect and each of which is hereby reaffirmed and remains in full force and effect.

    4. Section Headings.

Section and subsection headings in this Borrower Accession Notice are included herein for convenience of reference only and shall not constitute a part of this Borrower Accession Notice for any other purpose or be given any substantive effect.

    5. Counterparts.

This Borrower Accession Notice may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute one contract. Delivery of an executed counterpart of a signature page of this Borrower Accession Notice or any document or instrument delivered in connection herewith by facsimile or other electronic transmission (including via “portable document format” or “PDF”) shall be effective as delivery of a manually executed counterpart of this Borrower Accession Notice or such other document or instrument, as applicable.

    6. Miscellaneous Provisions.

The provisions of Article XI of the Credit Agreement apply with like effect to this Borrower Accession Notice.

    7. Governing Law.

THIS BORROWER ACCESSION NOTICE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned has executed this Borrower Accession Notice on the date first written above.

Teva Pharmaceutical Industries Limited, as Parent

By:
Name:
Title:

[•] as Borrower

By:
Name:
Title:

Citibank, N.A., as Administrative Agent

By:
Name:
Title:

[Signature page to the Borrower Accession Notice]

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IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

Teva Pharmaceutical Industries Limited

By:
Name:
Title:

[Signature page to the Solvency Certificate]

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